Filed Pursuant to Rule 424(b)(3)

Registration No. 333-130027

PROSPECTUS

25,015,383 Shares

TRANSGENOMIC, INC.

COMMON STOCK

This Prospectus covers 25,015,383 shares (“Shares”) of our common stock that the selling stockholders listed under “Principal and Selling Stockholders” may sell from time to time. These Shares consist of:

•	up to 16,975,743 Shares outstanding held by the selling shareholders; and

•	up to 8,039,640 Shares that may be issued upon exercise of outstanding warrants.

The selling stockholders may sell the shares at the then prevailing market price for the shares at the time of the sale, or at other prices. The last reported sale price for our common stock on November 29, 2005 was $0.96 per share. The selling stockholders are offering the Shares as described under “Plan of Distribution.” We will not receive any of the proceeds from the sale of these shares by the selling stockholders, but will be entitled to the proceeds from the exercise of outstanding warrants.

Our common stock is listed on the Nasdaq National Market under the symbol “TBIO.”

Investing in our common stock involves a high degree of risk. You should carefully consider the information under the heading “ Risk Factors” beginning on page 5 of this Prospectus before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

December 12, 2005

Forward-Looking Statements

This Prospectus contains certain forward-looking statements. Many of these forward-looking statements refer to our plans, objectives, expectations and intentions, as well as our future financial results and are subject to risk and uncertainty. You can identify these forward-looking statements by words such as “expects,” “anticipates,” “intends,” “plans,” “may,” “believes,” “seeks,” “estimates” and similar expressions. Because these forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under “Risk Factors” in this Prospectus or described in reports that we file from time to time with the Securities and Exchange Commission, such as our Forms 10-K and 10-Q, as amended.

You should rely only on the information contained in this Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this Prospectus is current as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this Prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this Prospectus, including the consolidated financial statements and related notes appearing elsewhere in this Prospectus, before investing in our common stock. In particular, you should carefully consider the information discussed under “Risk Factors.” All references to “we,” “us” or the “Company” in this Prospectus mean Transgenomic, Inc.

TRANSGENOMIC, INC.

Our Business

We develop, manufacture and sell innovative products for the analysis, synthesis and purification of nucleic acids through two operating segments, BioSystems and Nucleic Acids.

The BioSystems operating segment develops, assembles, manufactures and markets versatile products and provides analytical services to the medical research, clinical and pharmaceutical markets for use in genetic variation analysis. Products and services are sold through a direct sales force in the United States and throughout much of Western Europe. For the rest of the world, products and services are sold through more than 25 dealers and distributors located in those local markets. Net sales from this operating segment are categorized as bioinstruments, bioconsumables and discovery services.

•	Bioinstruments. The flagship product of the BioSystems operating segment is the WAVE system which has broad applicability to genetic variation detection in both molecular genetic research and molecular diagnostics. There was a world-wide installed base of 1,269 WAVE systems as of September 30, 2005. Additionally, this operating segment utilizes its sales and distribution network to sell a number of independent, third party equipment platforms. Service contracts to maintain installed systems are sold and supported by technical support personnel.

•	Bioconsumables. The installed WAVE base generates a demand for consumables that are required for the system’s continued operation. These products are developed, manufactured and sold by this operating segment. In addition, the BioSystems operating segment manufactures and sells consumable products that can be used on multiple, independent platforms. These products include SURVEYOR Nuclease and a range of HPLC separation columns.

•	Discovery Services. The BioSystems operating segment provides various genetic laboratory services through a contract research lab in Gaithersburg, Maryland and a second laboratory in Omaha, Nebraska that operates in a Good Laboratory Practices (“GLP”) compliant environment and is certified under the Clinical Laboratory Improvement Amendment. The services provided primarily include (1) genomic biomarker analysis services to pharmaceutical and biopharmaceutical companies to support preclinical and clinical development of targeted therapeutics; and (2) molecular-based testing for hematology, oncology and certain inherited diseases for physicians and third-party laboratories.

The Nucleic Acids operating segment develops, manufactures and markets chemical building blocks for nucleic acid synthesis to biotechnology, pharmaceutical, oligonucleotide synthesis companies and research institutions throughout the world. These products are produced primarily in this operating segment’s only facility, in Glasgow, Scotland. Prior to November 11, 2004, this operating segment also manufactured synthesized segments of nucleic acids (known as oligonucleotides) in a facility in Boulder, Colorado. On November 11, 2004, the assets associated with this facility were sold to an unaffiliated third party. As a result, the Nucleic Acids operating segment no longer manufactures and sells these specialized oligonucleotides. A substantial portion of this operating segment’s revenues during 2005 and 2004 have been derived from one customer.

We have experienced recurring net losses resulting in an accumulated deficit of $110.88 million at September 30, 2005 and have historically relied upon cash flows from investing and financing activities to offset significant cash outflows from operating activities. We instituted significant changes during the fourth quarter of 2004 designed to, among other things, better align our cost structure with projected revenues, focus on opportunities in our BioSystems operating segment, and minimize the adverse financial effect of our Nucleic Acids operating segment. Specifically, during the fourth quarter of 2004, we sold our manufacturing facility in Boulder, Colorado and implemented a restructuring plan. While the primarily goals of these changes were to provide the foundation for a self-sustaining, growth-oriented company with positive cash flows and earnings, there can be no assurance that we can achieve these goals. Our business strategy going forward is to achieve revenue growth in our BioSystems operating segment and to better align our cost structure with anticipated revenues in both of our operating segments.

Recent Financing Activities

On October 31, 2005, we closed on a private placement of securities to institutional investors (the “2005 Private Placement”). The securities issued consisted of: (i) 14,925,743 shares of the Company’s common stock, plus (ii) five-year, non-callable warrants to purchase another 5,970,297 shares of common stock with an exercise price of $1.20 per share. The aggregate purchase price for the securities sold was $1.01 per share of common stock initially being sold or $15.08 million. In conjunction with this transaction, we issued a warrant to Oppenheimer & Co., Inc. to purchase 932,859 shares at $1.20 per share as part of their placement fee.

The net proceeds from the 2005 Private Placement were $13.90 million after transaction costs of $1.18 million. These proceeds were partially used to repay all outstanding principal and accrued interest on our convertible line of credit (the “Credit Line”) and convertible term note (the “Term Note”) to Laurus Master Fund, Ltd. (“Laurus”) (collectively, the “Laurus Loans”) including fees to facilitate the 2005 Private Placement and prepayment penalties to Laurus in the sum of $0.82 million. As a result, our Laurus Loans have been cancelled and are no longer available to us. The remaining proceeds of $5.35 million will be used for future working capital needs.

Shares to be sold by Selling Stockholders

This Prospectus covers 25,015,383 shares of our common stock that the selling stockholders listed under “Principal and Selling Stockholders” may offer and resell from time to time. These shares consist of (i) 14,925,743 shares issued in conjunction with the 2005 Private Placement; (ii) 6,903,156 shares issuable upon the exercise of warrants that were also issued in conjunction with the 2005 Private Placement; (iii) 2,050,000 shares in conjunction with a private placement that closed in the fourth quarter of 2003; and (iv) 1,136,484 shares issuable upon the exercise of outstanding warrants that were issued primarily in conjunction with our past indebtedness to Laurus. The exercise price of these warrants range from $1.20 to $3.18 per share. The selling stockholders are offering the common stock as described under “Plan of Distribution.”

At November 29, 2005, we had 49,172,079 shares issued and outstanding. The number of shares outstanding does not include (i) the 8,062,577 shares issuable upon the exercise of outstanding warrants and (ii) up to 6,246,231 shares of our common stock that we could issue under our employee stock option plan of which 5,541,015 options are outstanding.

Use of Proceeds

This Prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. This Prospectus also relates to common stock issuable upon the exercise of warrants held by certain selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering. We will, however, receive proceeds from the exercise of the warrants, if exercised. The proceeds from the exercise of warrants, if any, will be used for working capital purposes.

Summary Consolidated Financial Information

The following tables present our summary consolidated historical financial information for the periods indicated. You should read this information together with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Prospectus. The summary consolidated balance sheet data at December 31, 2004 and 2003 and the summary consolidated statements of operations data for each year ended December 31, 2004, 2003 and 2002 have been derived from our audited consolidated financial statements that are included elsewhere in this Prospectus. The summary consolidated balance sheet data at September 30, 2005 and the summary consolidated statements of operations data for the nine months ended September 30, 2005 and 2004 are derived from our unaudited condensed consolidated financial statements included elsewhere in this Prospectus. The unaudited condensed consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected in the future. The as adjusted balance sheet data as of September 30, 2005 and the as adjusted statements of operations data for the nine months ended September 30, 2005 and the year ended December 31, 2004 give effect to the 2005 Private Placement and simultaneous repayment of the Laurus Loans as if is such transactions had occurred as of September 30, 2005 for purposes of the balance sheet data and as of January 1, 2004 for purposes of the statement of operations data. Such amounts have been derived from our as adjusted unaudited condensed consolidated financial statements that are not included in this Prospectus. For a detailed description of the related adjustments refer to “Capitalization Table” on page 14. Dollar amounts, except per share data, are presented in thousands.

	Nine Months Ended September 30,			Year Ended December 31,
	2005	2005	2004	2004	2004	2003	2002
		As Adjusted			As Adjusted
Statement of Operations Data:
Net sales	$23,711	$23,711	$25,834	$33,789	$33,789	$33,866	$37,554
Cost of good sold	13,609	13,609	18,484	24,596	24,596	24,315	19,569

Gross profit	10,102	10,102	7,350	9,193	9,193	9,551	17,985
Selling, general and administrative	10,023	10,023	12,866	17,499	17,499	17,324	24,199
Research and development	1,696	1,696	5,344	6,685	6,685	9,305	12,201
Restructuring charges (1)	—	—	—	3,570	3,570	738	3,282
Impairment charges (2)	247	247	11,964	11,965	11,965	4,772	—
Gain on sale of facility (3)	—	—	—	(1,466)	(1,466)	—	—
Gain on sale of product line	—	—	—	—	—	—	—

Operating expenses	11,966	11,966	30,174	38,253	38,253	32,139	39,682
Other income (expense) (4)	(1,888)	(611)	(4,704)	(5,406)	(239)	(305)	437

Loss before income taxes	(3,752)	(2,475)	(27,528)	(34,466)	(29,299)	(22,893)	(21,260)
Income tax (benefit) expense	27	27	(94)	(94)	(94)	65	105

Net loss	$(3,779)	$(2,502)	$(27,434)	$(34,372)	$(29,205)	$(22,958)	$(21,365)

Basic and diluted loss per share	$(0.12)	$(0.05)	$(0.95)	$(1.19)	$(0.66)	$(0.94)	$(0.91)
Basic and diluted weighted average shares outstanding	32,837	47,763	28,951	29,066	43,992	24,484	23,583

	As of September 30, 2005		As of December 31,
	Actual	As Adjusted	2004	2003
Balance Sheet Data:
Total assets (5)	$31,789	$37,163	$37,458	$57,306
Borrowings under credit line	6,935	—	6,514	2,142
Current portion of long-term debt	675	—	825	1,693
Long-term debt, less current portion	1,226	—	2,199	—
Total stockholders’ equity	15,577	29,220	16,535	45,058

(1)	Restructuring plans were implemented in 2002 and 2004 to reduce and align our expenses with current business prospects. The plans included employee terminations, office closures, termination of collaborations and write-offs of abandoned intellectual property. As a result, restructuring charges were recorded and are included in operating expenses. See Note N to the accompanying consolidated financial statements.

(2)	Impairment charges relate primarily to the impairment of goodwill, and in 2004, also include a charge of $2,100 related to the impairment of property and equipment. See Note C to the accompanying consolidated financial statements.

(3)	Gain on sale of facility relates to the sale of our specialty olignucleotide manufacturing facility in Boulder, Colorado during the fourth quarter of 2004. See note M to the accompanying consolidated financial statements.

(4)	Other income (expense) for all years presented primarily includes interest expense and in 2004 it includes a loss on debt extinguishment of $2,859 resulting from certain modifications to our Laurus Loans that were treated as extinguishments for financial reporting purposes. See Note E to the accompanying consolidated financial statements.

(5)	The reduction in total assets from December 31, 2003 to December 31, 2004 related primarily to impairment charges of $11,965 in our Nucleic Acids operating segment (see Notes C and K to the accompanying consolidated financial statements) and the sale of our specialty oligonucleotide manufacturing facility in Boulder, Colorado (see Note M to the accompanying consolidated financial statements). The reduction in total assets from December 31, 2002 to December 31, 2003 related primarily to operating losses that were funded by reductions in cash and cash equivalents and short term investments.

General Information

We were incorporated in Delaware on March 6, 1997. Our principal office is located at 12325 Emmet Street, Omaha, Nebraska 68164 (telephone: 402-452-5400). We maintain manufacturing facilities in Omaha, Nebraska, San Jose, California, Glasgow, Scotland and Cramlington, England. We maintain research and development offices in Gaithersburg, Maryland and Omaha, Nebraska.

We make reports filed by us with the SEC available free of charge on our website as soon as reasonably practicable after these reports are filed. The address of our website is www.transgenomic.com. Information on our website, including any SEC report, is not part of this Prospectus and you should not rely on it in deciding whether to invest in our common stock.

RISK FACTORS

An investment in our common stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risks and other information described in this Prospectus. The risks discussed in this Prospectus could materially adversely affect our business, financial condition and results of operations and cause the trading price of our common stock to decline significantly. If this occurs, you may lose all or part of your investment.

Risks Relating to Our Business

We may not have adequate financial resources to execute our business plan.

At October 31, 2005, we had cash and cash equivalents and short-term investment of $6.68 million. While we believe that existing sources of liquidity are sufficient to meet expected cash needs through 2006, we have experienced recurring net losses and have an accumulated deficit totaling $110.88 million at September 30, 2005 and have historically relied upon cash flows from investing and financing activities to offset significant cash outflows from operating activities. To the extent necessary, we believe that we can manage costs and expenses at reduced levels to conserve working capital. The need for any such cost and expense reductions would likely delay implementation of our business plan. Ultimately, we must achieve sufficient revenues in order to generate positive net earnings and cash flows from operations. However, we cannot assure you that we will be able to increase our revenues.

We have a history of operating losses and may incur losses in the future.

We have experienced losses from operations since inception of our operations. Our loss from operations for the years ended December 31, 2004, 2003 and 2002 were $29.06 million, $22.59 million and $21.70 million, respectively, and for the first nine months of 2005 were $1.86 million. These losses have been due principally to the high levels of research and development expenses and sales and marketing expenses that we have incurred in order to develop and market our products, restructuring charges and impairment charges. In addition, markets for our products have developed more slowly than expected in many cases and may continue to do so. As a result, we may incur operating losses in the future.

Markets for our products and services may develop slowly.

There are many factors that affect the market demand for our products and services that we cannot control. This is especially true in our Nucleic Acids operating segment where the demand for our products depends to a large degree on the success that our customers and potential customers have in developing useful pharmaceutical products based on genetic intervention. A central strategy for our Nucleic Acids operating segment is to sell synthetic nucleic acid products to biopharmaceutical and pharmaceutical companies that are seeking to develop commercially viable genomic-based diagnostic and therapeutic products. We have invested a significant amount of capital into acquiring and developing manufacturing facilities and other assets to allow us to pursue this market. However, this is a new field of commercial development, and many of these biopharmaceutical and pharmaceutical companies are in the early stages of their efforts to develop genomic-based diagnostics and therapeutics and have encountered difficulties in these efforts. As a result, the demand for our synthetic nucleic acid products is difficult to forecast and may develop slowly or sporadically. In addition, we cannot assure you that these companies will not internally develop the chemistries and manufacturing capabilities to produce the products they could buy from us. Demand for our WAVE System is similarly affected by the needs and budgetary resources of research institutions, universities, hospitals and others who use the WAVE System for genetic-variation research. The WAVE System represents a significant expenditure by these types of customers and often requires a long sales cycle. If revenues from the sales of our products and services continue at current levels, we may need to take steps to further reduce operating expenses or raise additional working capital. We cannot assure you that sales will increase or that we will be able to reduce operating expenses or raise additional working capital.

Two customers account for a significant portion of sales in our BioSystems and Nucleic Acids operating segments.

During nine months ended September 30, 2005, sales to Geron Corporation (“Geron”) totaled $1.73 million and represented 54%, of net sales within our Nucleic Acids operating segment and 7% of our total consolidated net sales. During the year ended December 31, 2004, sales to Geron Corporation totaled $4.15 million and represented 49% of total net sales within our Nucleic Acids operating segment and 12% of total consolidated net sales. Sales to Geron are governed by a supply agreement that does not require Geron to purchase any minimum quantity of our products. Accordingly, the amount of nucleic acid products we sell to Geron is subject to change. Revenues from our Nucleic Acids operating segment business would be substantially reduced if Geron’s need for our products declined or if it decided to obtain these products from other suppliers.

During the nine months ended September 30, 2005, sales to a large pharmaceutical company totaled $2.0 million and represented 10% of net sales within our BioSystems operating segment and 9% of our total consolidated net sales. During the year ended December 31, 2004, sales to this customer totaled $1.66 million and represented 7% of total net sales within our BioSystems operating segment and 5% of total consolidated net sales. Sales to this customer are governed by a non-binding master services agreement that does not require the customer to purchase any minimum quantity of our services. Accordingly, the amount of sales to this customer is subject to change.

Customer clinical trials may be delayed or discontinued.

A significant percentage of our Nucleic Acids operating segment and discovery services revenues are generated by sales to customers involved in drug development. Our products and services are generally used by these customers in the manufacture of drug candidates in varying stages of clinical trials. If these clinical trials are delayed or cancelled or are otherwise not successful, this could have a significant impact on revenues we generate from the sales of these products.

The sale of our products and business operations in international markets subjects us to additional risks.

During the last three fiscal years, our international sales have been approximately 55-65% of our net sales. As a result, a major portion of our revenues and expenses are subject to risks associated with international sales and operations. These risks include:

•	payment cycles in foreign markets are typically longer than in the U.S., and capital spending budgets for research agencies can vary over time with foreign governments;

•	changes in foreign currency exchange rates can make our products more costly and operating expenses higher in local currencies since our foreign sales and operating expenses are typically paid for in U.S. Dollars, British Pounds or the Euro; and

•	the potential for changes in U.S. and foreign laws or regulations that result in additional import or export restrictions, higher tariffs or other taxes, more burdensome licensing requirements or similar impediments to our ability to sell products and services profitably in these markets.

Our WAVE System includes hardware components and instrumentation manufactured by a single supplier and if we are no longer able to obtain these components and instrumentation our ability to manufacture our products could be impaired.

We rely on a single supplier, Hitachi High Technologies America, to provide the basic instrument used in our WAVE Systems. While other suppliers of instrumentation and computer hardware are available, we believe that our arrangement with Hitachi offers strategic advantages. Hitachi is replacing its current instrument line with a new instrument line. While we presently plan to convert our technology and applications to this new instrument line, such conversion may not be successful and, therefore, we may incur additional costs for the custom manufacturing of the current instrument line. If we were required to seek alternative sources of supply, it could be time consuming or expensive or require significant and costly modification of our WAVE System. Also, if we were unable to obtain instruments from Hitachi in sufficient quantities or in a timely manner, our ability to manufacture our products could be impaired, which could limit our future revenues.

We may not have adequate personnel to execute our business plan.

In order to reduce our operating costs, we have significantly reduced the number of employees, including reductions in our research and development staff and our sales and marketing personnel. In addition, we may lose other key management, scientific, technical, sales and manufacturing personnel from time to time. It may be very difficult to replace personnel if they are needed in the future, and the loss of key personnel could harm our business and operating results. We cannot assure you that our employee reductions will not impair our ability to continue to develop new products and refine existing products in order to remain competitive. In addition, these reductions could prevent us from successfully marketing our products and developing our customer base.

Our markets are very competitive.

As described above, we compete with many other companies in both our Biosystems and Nucleic Acids operating segments. Many of these competing companies have greater resources than we do or may enjoy other competitive advantages. This may allow them to more effectively market their products to our customers or potential customers, to develop products that make our products obsolete or to produce and sell products less expensively than us. As a result of these competitive factors, demand for and pricing of our products and services could be negatively affected.

Our patents may not protect us from others using our technology that could harm our business and competitive position.

Patent law relating to the scope of claims in the technology fields in which we operate is still evolving. The degree of future protection for our proprietary rights is uncertain. Furthermore, we cannot be certain that others will not independently develop similar or alternative products or technology, duplicate any of our products, or, if patents are issued to us, design around the patented products developed by us. Our patents or licenses could be challenged by litigation and, if the outcome of such litigation were adverse to us, our competitors could be free to use our technology. We may not be able to obtain additional patents for our technology, or if we are able to do so, patents may not provide us with substantial protection or be commercially beneficial. In addition, we could incur substantial costs in litigation if we are required to defend ourselves in patent suits brought by third parties or if we initiate such suits.

We cannot be certain that other measures taken to protect our intellectual property will be effective.

We rely upon trade secret protection, copyright and trademark laws, non-disclosure agreements and other contractual provisions for some of our confidential and proprietary information that is not subject matter for which patent protection is being sought. Such measures, however, may not provide adequate protection for our trade secrets or other proprietary information. If such measures do not protect our rights, third parties could use our technology and our ability to compete in the market would be reduced.

We are dependent upon our licensed technologies and may need to obtain additional licenses in the future to offer our products and remain competitive.

We have licensed key components of our technologies from third parties. If these agreements were to terminate prematurely due to our breach of the terms of these licenses or we otherwise fail to maintain our rights to such technology, we may lose the right to manufacture or sell a substantial portion of our products. In addition, we may need to obtain licenses to additional technologies in the future in order to keep our products competitive. If we fail to license or otherwise acquire necessary technologies, we may not be able to develop new products that we need to remain competitive.

The patent underlying our nonexclusive license to manufacture standard nucleic acid building blocks expired as of March 15, 2005. The expiration of this patent could result in additional manufacturers entering the market for these products. Some of these manufacturers may have lower cost structures or other competitive advantages which may reduce our market share and/or our operating margins related to these products.

The protection of intellectual property in foreign countries is uncertain.

A significant percentage of our sales are to customers located outside the U.S. The patent and other intellectual property laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. We may need to bring proceedings to defend our patent rights or to determine the validity of our competitors’ foreign patents. These proceedings could result in substantial cost and diversion of our efforts. Finally, some of our patent protection in the U.S. is not available to us in foreign countries due to the laws of those countries.

Our products could infringe on the intellectual property rights of others.

There are a significant number of U.S. and foreign patents and patent applications submitted for technologies in, or related to, our area of business. As a result, any application or exploitation of our technology could infringe patents or proprietary rights of others and any licenses that we might need as a result of such infringement might not be available to us on commercially reasonable terms, if at all. This may lead others to assert patent infringement or other intellectual property claims against us.

Our failure to comply with any applicable government regulations or otherwise respond to claims relating to improper handling, storage or disposal of hazardous chemicals that we use may adversely affect our results of operations.

Our research and development and manufacturing activities involve the controlled use of hazardous materials and chemicals. We are subject to federal, state, local and international laws and regulations governing the use, storage, handling and disposal of hazardous materials and waste products. If we fail to comply with applicable laws or regulations, we could be required to pay penalties or be held liable for any damages that result and this liability could exceed our financial resources. We cannot assure you that accidental contamination or injury will not occur. Any such accident could damage our research and manufacturing facilities and operations, resulting in delays and increased costs.

Risks Relating To This Offering and Ownership of Our Common Stock

The price for our common stock is volatile and may drop.

The trading price for our common stock has fluctuated significantly over recent years. The volatility in the price of our stock is attributable to a number of factors, not all of which relate to our operating results and financial position. Nevertheless, continued volatility in the market price for our stock should be expected and we cannot assure you that the price of our stock will not decrease in the future. Fluctuations or further declines in the price of our stock may affect our ability to sell shares of our stock and to raise capital through future equity financing.

If we are unable to maintain our Nasdaq listing, your ability to trade shares of our common stock could suffer.

In order for our common stock to remain listed on the Nasdaq National Market (“Nasdaq”), we must meet the minimum listing requirements for continued listing, including, among other requirements, minimum bid price and market value of public float requirements. If our common stock is delisted from the Nasdaq, transactions in our common stock would likely be conducted only in the over-the counter market, or potentially on regional exchanges, which could negatively impact the trading volume and price of our common stock, and investors may find it more difficult to purchase or dispose of, or to obtain accurate quotations as to the market value of, our common stock. In addition, if our common stock were not listed on the Nasdaq and the trading price of our common stock remains below $5.00 per share, trading in our common stock would also be subject to certain rules that require additional disclosures by broker-dealers in connection with any trades involving a “penny stock.” In such event, the additional burdens imposed on broker-dealers to effect transactions in our common stock could further limit the market liquidity of our common stock and the ability of investors to trade our common stock.

We may issue a substantial amount of our common stock to holders of options and warrants and this could reduce the market price for our stock.

We also had obligations to issue 13,603,592 shares of common stock under outstanding stock options and warrants. The issuance of these additional shares of common stock may be dilutive to our current shareholders and could negatively impact the market price of our common stock.

Sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock.

At November 29, 2005, we have 49,172,079 shares of common stock outstanding. All but 13,972,384 shares held by affiliates of the Company are freely tradable without restriction or further registration under the Securities Act. Shares held by affiliates may also be sold subject only to the requirements of Rule 144 under the Securities Act. The sale of these shares in the public markets has potential to cause significant downward pressure on the price of our common stock. This is particularly the case if the shares being placed into the market exceed the market’s ability to absorb the stock. Such an event could place further downward pressure on the price of our common stock. This presents an opportunity for short sellers to contribute to the further decline of our stock price. If there are significant short sales of our stock, the price decline that would result from this activity will cause the share price to decline more so, which, in turn, may cause long holders of the stock to sell their shares thereby contributing to sales of stock in the market.

The price you pay for shares offered by the selling stockholders may be higher than the prices paid by other people acquiring such shares.

Selling stockholders may sell shares under this Prospectus from time to time either at prices then prevailing in the market or at other prices they negotiate with buyers. Accordingly, the price you pay for shares of our common stock you purchase from a selling stockholder may be higher than the prices paid by other people acquiring such shares.

USE OF PROCEEDS

We will not receive additional proceeds from the sale of the Shares offered by this Prospectus. However, we have already received net proceeds (after transaction costs of $1.18 million) of $13.90 million in conjunction with the 2005 Private Placement. These proceeds were partially used to repay all outstanding principal and accrued interest on our Laurus Loans including fees to facilitate the private placement and prepayment penalties to Laurus in the sum of $0.82 million. The remaining proceeds of $5.35 million will be used for future working capital needs. We also received proceeds of $2.05 million in conjunction with the private placement that we closed in the fourth quarter of 2003. Additionally, we may receive approximately $10.49 million upon the exercise of warrants for the remaining 8,062,577 Shares that may be offered hereby. The net proceeds we receive from any exercise of these warrants, if any, will be used by us primarily for working capital purposes.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed for trading on the Nasdaq under the symbol TBIO. The following table sets forth the high and low closing prices for our common stock during each of the quarters of 2003 and 2004 and through November 29, 2005

	High	Low
Year Ended December 31, 2003
First Quarter	$4.22	$1.40
Second Quarter	$2.43	$0.93
Third Quarter	$2.14	$1.03
Fourth Quarter	$2.98	$1.45

Year Ended December 31, 2004
First Quarter	$3.23	$1.96
Second Quarter	$1.87	$1.24
Third Quarter	$1.58	$1.07
Fourth Quarter	$1.52	$1.06

Year Ending December 31, 2005
First Quarter	$1.11	$0.53
Second Quarter	$0.90	$0.45
Third Quarter	$1.24	$0.70
Fourth Quarter (through November 29, 2005)	$1.02	$0.80

At November 29, 2005, there are 49,172,079 shares of our common stock outstanding and approximately 3,475 holders of record.

We have never declared or paid any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We expect to retain all earnings, if any, for investment in our business. Dividends on our common stock will be paid only if and when declared by our Board of Directors. The Board’s ability to declare a dividend is subject to limits imposed by Delaware corporate law. In determining whether to declare dividends, the Board may consider our financial condition, results of operations, working capital requirements, future prospects and other relevant factors.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this Prospectus. The selected consolidated balance sheet data at December 31, 2004 and 2003 and the selected consolidated statements of operations data for each year ended December 31, 2004, 2003 and 2002 have been derived from our audited consolidated financial statements that are included elsewhere in this Prospectus. The selected consolidated balance sheet data at December 31, 2002, 2001 and 2000 and the selected consolidated statements of operations data for each year ended December 31, 2001 and 2000 have been derived from our audited consolidated financial statements that are not included in this Prospectus. The selected consolidated balance sheet data at September 30, 2005 and the selected consolidated statements of operations data for the nine months ended September 30, 2005 and 2004 are derived from our unaudited condensed consolidated financial statements included in this Prospectus. The unaudited condensed consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected in the future. Dollar amounts, except per share data, are presented in thousands.

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001(1)	2000(1)
Statement of Operations Data:
Net sales	$23,711	$25,834	$33,789	$33,866	$37,554	$38,467	$25,883
Cost of good sold	13,609	18,484	24,596	24,315	19,569	17,198	12,800

Gross profit	10,102	7,350	9,193	9,551	17,985	21,269	13,083
Selling, general and administrative	10,023	12,866	17,499	17,324	24,199	21,636	14,908
Research and development	1,696	5,344	6,685	9,305	12,201	9,372	7,652
Restructuring charges (2)	—	—	3,570	738	3,282	—	—
Impairment charges (3)	247	11,964	11,965	4,772	—	—	—
Gain on sale of facility (4)	—	—	(1,466)	—	—	—	—
Gain on sale of product line	—	—	—	—	—	—	(784)

Operating expenses	11,966	30,174	38,253	32,139	39,682	31,008	21,776
Other income (expense) (5)	(1,888)	(4,704)	(5,406)	(305)	437	2,362	212

Loss before income taxes	(3,752)	(27,528)	(34,466)	(22,893)	(21,260)	(7,377)	(8,481)
Income tax (benefit) expense	27	(94)	(94)	65	105	24	180

Net loss	$(3,779)	$(27,434)	$(34,372)	$(22,958)	$(21,365)	$(7,401)	$(8,661)

Basic and diluted loss per share	$(0.12)	$(0.95)	$(1.19)	$(0.94)	$(0.91)	$(0.33)	$(0.52)
Basic and diluted weighted average shares outstanding	32,837	28,951	29,066	24,484	23,583	22,560	16,630

	As of September 30, 2005	As of December 31,
		2004	2003	2002	2001	2000
Balance Sheet Data:
Total assets (6)	$31,789	$37,458	$57,306	$74,035	$89,286	$77,863
Borrowings under credit line	6,935	6,514	2,142	—	—	—
Current portion of long-term debt	675	825	1,693	63	—	—
Long-term debt, less current portion	1,226	2,199	—	1,499	—	—
Total stockholders’ equity	15,577	16,535	45,058	61,515	82,104	73,966

(1)	In May 2001, we acquired Annovis, Inc., a specialty chemicals company that develops, manufactures and markets a wide variety of nucleic acid-based products and services for the life science industry, for a total purchase price of approximately $16,910. Annovis’ results of operations have been included in the accompanying financial statements beginning on May 1, 2001. Additionally, our consolidated financial statements include the results from our non-life sciences product line which was sold effective April 1, 2000.

(2)	Restructuring plans were implemented in 2002 and 2004 to reduce and align our expenses with current business prospects. The plans included employee terminations, office closures, termination of collaborations and write-offs of abandoned intellectual property. As a result, restructuring charges were recorded and are included in operating expenses. See Note N to the accompanying consolidated financial statements.

(3)	Impairment charges relate primarily to the impairment of goodwill, and in 2004, also include a charge of $2,100 related to the impairment of property and equipment. See Note C to the accompanying consolidated financial statements.

(4)	Gain on sale of facility relates to the sale of our specialty olignucleotide manufacturing facility in Boulder, Colorado during the fourth quarter of 2004. See note M to the accompanying consolidated financial statements.

(5)	Other income (expense) for all years presented primarily includes interest expense and in 2004 it includes a loss on debt extinguishment of $2,859 resulting from certain modifications to our Laurus Loans that were treated as extinguishments for financial reporting purposes. See Note E to the accompanying consolidated financial statements.

(6)	The reduction in total assets from December 31, 2003 to December 31, 2004 related primarily to impairment charges of $11,965 in our Nucleic Acids operating segment (see Notes C and K to the accompanying consolidated financial statements) and the sale of our specialty oligonucleotide manufacturing facility in Boulder, Colorado (see Note M to the accompanying consolidated financial statements). The reduction in total assets from December 31, 2002 to December 31, 2003 related primarily to operating losses that were funded by reductions in cash and cash equivalents and short term investments.

CAPITALIZATION

The following table reflects our capitalization as of September 30, 2005 on an actual and as adjusted basis as if the 2005 Private Placement and simultaneous repayment of the Laurus Loans had occurred on September 30, 2005.

	As of September 30,
	Actual	As Adjusted
Credit Line (1)	$6,935	$—
Current portion of Term Note (1)	675	—
Term Note, less current portion (1)	1,226	—
Stockholders’ equity:
Preferred stock, $0.01 par value, 15,000,000 shares authorized, none outstanding	—	—
Common stock, $0.01 par value, 60,000,000 shares authorized, 34,246,336 and 49,172,079 shares outstanding, respectively (2)	348	497
Additional paid-in capital (1) (2)	125,058	138,803
Accumulated other comprehensive income	1,051	1,051
Accumulated deficit (3)	(110,880)	(111,131)

Total stockholders’ equity	15,577	29,220

Total capitalization	$24,413	$29,220

(1)	Net proceeds from the 2005 Private Placement (after transaction costs of $1,180) totaled $13,895 and were used in part to prepay all indebtedness and prepayment fees to Laurus. The remaining proceeds will be used for the future working capital needs of the Company. Transaction costs included fees to Oppenheimer of $1,055 and other transaction specific costs of approximately $125.

(2)	Subsequent to September 30, 2005, we issued 14,925,743 shares in conjunction with the 2005 Private Placement. At November 29, 2005, we have 13,603,592 potentially dilutive securities consisting of 5,541,015 options issued under our stock option plan and warrants representing 8,062,577 shares.

(3)	The as-adjusted presentation assumes that net premiums related to the Laurus Loans totaling $573 at September 30, 2005 will result in a gain upon prepayment of these loans. This gain will be offset by fees to Laurus of $500 to facilitate the private placement and prepayment penalties of $324.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements, unaudited condensed consolidated financial statements and related notes included elsewhere in this Prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Information Regarding Forward-Looking Statements” and elsewhere in this Prospectus.

The following discussion also gives effect to the restatement of our statements of cash flows for the years ended December 31, 2004 and 2003, as discussed in Note P to the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002.

Overview

The Company develops, manufactures and sells innovative products for the analysis, synthesis and purification of nucleic acids through two operating segments, BioSystems and Nucleic Acids.

The BioSystems operating segment develops, assembles, manufactures and markets versatile products and provides analytical services to the medical research, clinical and pharmaceutical markets for use in genetic variation analysis. Net sales from this operating segment are categorized as bioinstruments, bioconsumables and discovery services.

•	Bioinstruments. The flagship product of the BioSystems operating segment is the WAVE system which has broad applicability to genetic variation detection in both molecular genetic research and molecular diagnostics. There was a world-wide installed base of 1,269 WAVE systems as of September 30, 2005. Additionally, this operating segment utilizes its sales and distribution network to sell a number of independent, third party equipment platforms. Service contracts to maintain installed systems are sold and supported by technical support personnel.

•	Bioconsumables. The installed WAVE base generates a demand for consumables that are required for the system’s continued operation. These products are developed, manufactured and sold by this operating segment. In addition, the BioSystems operating segment manufactures and sells consumable products that can be used on multiple, independent platforms. These products include SURVEYOR Nuclease and a range of HPLC separation columns.

•	Discovery Services. The BioSystems operating segment provides various genetic laboratory services through a contract research lab in Gaithersburg, Maryland and a second laboratory in Omaha, Nebraska that operates in a Good Laboratory Practices (“GLP”) compliant environment and is certified under the Clinical Laboratory Improvement Amendment. The services provided primarily include (1) genomic biomarker analysis services to pharmaceutical and biopharmaceutical companies to support preclinical and clinical development of targeted therapeutics; and (2) molecular-based testing for hematology, oncology and certain inherited diseases for physicians and third-party laboratories.

The Nucleic Acids operating segment develops, manufactures and markets chemical building blocks for nucleic acid synthesis to biotechnology, pharmaceutical and oligonucleotide synthesis companies and research institutions throughout the world. These products are produced primarily in this operating segment’s only facility, in Glasgow, Scotland. Prior to November 11, 2004, this operating segment also manufactured synthesized segments of nucleic acids (known as oligonucleotides) in a facility in Boulder, Colorado. On November 11, 2004, the assets associated with this facility were sold to an unaffiliated third party. As a result, the Nucleic Acids operating segment no longer manufactures and sells these specialized oligonucleotides.

Results of Operations

Nine Months Ended September 30, 2005 and 2004

Dollars in thousands	2005	2004	Change	% Change
Net Sales
Bioinstruments	$11,343	$10,766	$577	5%
Bioconsumables	6,977	6,286	691	11%
Discovery Services	2,159	1,398	761	54%

Total BioSystems Business Unit	20,479	18,450	2,029	11%
Chemical Building Blocks	3,232	5,588	(2,356)	(42)%
Specialty Oligonucleotides and Services	—	1,796	(1,796)	(100)%

Total Synthetic Nucleic Acids Business Unit	3,232	7,384	(4,152)	(56)%

Total Net Sales	23,711	25,834	(2,123)	(8)%
Cost of Goods Sold
Bioinstruments	5,396	4,401	995	23%
Bioconsumables	3,334	2,981	353	12%
Discovery Services	1,744	1,041	703	68%

Total BioSystems Business Unit	10,474	8,423	2,051	24%
Chemical Building Blocks	3,135	5,452	(2,317)	(43)%
Specialty Oligonucleotides and Services	—	4,609	(4,609)	(100)%

Total Synthetic Nucleic Acids Business Unit	3,135	10,061	(6,926)	69%

Total Cost of Goods Sold	13,609	18,484	(4,875)	(26)%
Selling, General and Administrative Expenses	10,023	12,866	(2,843)	(22)%
Research and Development Expenses	1,696	5,344	(3,648)	(68)%
Impairment Charges	247	11,964	(11,717)	(98)%
Other Income (Expense)	(1,888)	(4,704)	(2,816)	(60)%

Net Sales. Net sales for the nine months ended September 30, 2005 decreased $2.12 million or 8% from the same period of 2004 as a result of a $4.15 million or 56% decrease in net sales from our Nucleic Acids operating segment offset by a $2.03 million or 11% increase in net sales in our BioSystems operating segment.

The increase in net sales in our BioSystems operating segment resulted from an increase of $0.58 million or 5% from bioinstruments, $0.69 million or 11% from bioconsumables, and $0.76 million or 54% from discovery services. WAVE Systems sold totaled 76 during the nine months ended September 30, 2005 compared to 85 during the same period of 2004. The selling prices of our instruments vary based on the specific model and optional accessories. We had an installed base of approximately 1,269 units at September 30, 2005 compared to 1,193 units at December 31, 2004. The increase in the installed base of instruments continues to drive increases in sales of bioconsumables used with these instruments. The increase in discovery services revenue during 2005 was primarily attributable to the discovery services agreements that we entered into with a large pharmaceutical company to support their clinical development of oncology therapeutics. During the nine months ended September 30, 2005, discovery services sales to this customer totaled $2.01 million and represented 10% of net sales within the BioSystems operating segment and 9% of total consolidated net sales. We have no long-term agreement with customer; therefore, sales will fluctuate and may be zero. Future revenues from our BioSystems operating segment would be substantially reduced if this customer’s need for our products declined.

Nucleic Acids operating segment sales decreased by $4.15 million or 56% during the nine months ended September 30, 2005 compared to the same period of 2004 as a result of fewer chemical building block sales to Geron and the sale of our specialty oligonucleotides facility in Boulder, Colorado. Net sales to Geron during the nine months ended September 30, 2005 totaled $1.73 million compared to $3.59 million during the same period of 2004. Net sales to Geron during the nine months ended September 30, 2005 represented 54% of net sales in our Nucleic Acids operating segment and 7% of total consolidated net sales. Net sales to Geron during the nine months ended September 30, 2004, represented 49% of net sales within our Nucleic Acids operating segment and 14% of total consolidated net sales. We have no long-term agreement with Geron; therefore, sales will fluctuate and may be zero. Future revenue from our Nucleic Acids operating segment would be substantially reduced if Geron’s need for our products declined. As a result of the sale of our facility in Boulder, Colorado, net sales of specialty oligonucleotides decreased by $1.80 million. We no longer manufacture or sell oligonucleotides.

Costs of Goods Sold. Costs of goods sold include material costs for the products that we sell and substantially all other costs associated with our manufacturing facilities (primarily personnel costs, rent and depreciation). It also includes direct costs (primarily personnel costs and supplies) associated with our Discovery Services operations. Depreciation expense included in costs of goods sold totaled $2.23 million and $2.22 million during the nine months ended September 30, 2005 and 2004, respectively.

Costs of goods sold during the nine months ended September 30, 2005 decreased $4.88 million or 26% from the same period of 2004 as a result of a $6.93 million or 69% decrease in our Nucleic Acids operating segment offset by a $2.05 million or 24% increase in our BioSystems operating segment. The overall decrease was primarily attributable to the sale of our oligonucleotide facility and from termination of associated personnel and the elimination of facilities related costs in conjunction with our 2004 Restructuring Plan.

Gross profit was $10.10 million or 43% of total net sales during the nine months ended September 30, 2005 compared to $7.35 million and 28% during the same period of 2004. A summary of gross profit by operating segment follows (dollars in thousands):

	Nine Months Ended September 30,
	2005		2004
	Gross Profit	Percent of Revenue	Gross Profit/(Loss)	Percent of Revenue
BioSystems operating segment	$10,005	49%	$10,027	54%
Nucleic Acids operating segment	97	3%	(2,677)	(36)%

	$10,102	43%	$7,350	28%

The decrease in BioSystems operating segment gross profit as a percent of revenue to 49% from 54% for the nine months ended September 30, 2005 and 2004, respectively, is largely attributable to changes in the composition of products sold. Generally, sales of WAVEs and ancillary instrumentation generate higher gross profits than sales of third party platforms. Sales of specialty consumables (SURVEYOR Nuclease, HPLC separation columns, etc.) generate higher gross profits than base buffers and enzymes. Gross profits from discovery services have been less than expected due to the continuing build out of capacity and expansion of product offerings. Our Nucleic Acids operating segment continues to have excess capacity in its Glasgow, Scotland manufacturing facility that will adversely impact costs of goods sold and gross profit until demand for our Nucleic Acids building block products increase.

Selling, General and Administrative Expenses. Selling, general and administrative expenses primarily include personnel costs, marketing, travel and entertainment costs, professional fees, and facility costs. These costs totaled $10.02 million during the nine months ended September 30, 2005 compared to $12.87 million during the same period of 2004, a decrease of $2.85 million or 22%. As a percentage of revenue, selling, general and administrative expenses totaled 42% and 50% during the nine months ended September 30, 2005 and 2004, respectively. This decrease resulted primarily from termination of associated personnel and the elimination of facilities related costs in conjunction with the 2004 Restructuring Plan. Foreign currency transaction adjustments increased operating expenses by approximately $0.24 million during the nine months ended September 30, 2005 compared to the same period of 2004 when foreign currency transaction adjustments reduced operating expenses by approximately $0.14 million. Depreciation expense included in selling, general and administrative expenses totaled $0.50 million and $0.74 million during the nine months ended September 30, 2004 and 2004, respectively.

Research and Development Expenses. Research and development expenses primarily include personnel costs, supplies, and facility costs. These costs totaled $1.70 million during the nine months ended September 30, 2005 compared to $5.34 million during the same period of 2004, a decrease of $3.65 million or 68%. The decrease related primarily to the 2004 Restructuring Plan, which resulted in the elimination of substantially all research and development efforts associated with our Nucleic Acids operating segment. Depreciation expense included in research and development expenses included $0.42 million and $0.75 million during the nine months ended September 30, 2005 and 2004, respectively.

As a percentage of revenue, research and development expenses totaled 7% and 21% of revenue during the nine months ended September 30, 2005 and 2004, respectively. We expect to continue to invest up to 10% of our revenues in research and development activities primarily associated with our BioSystems operating segment. Research and development costs are expensed in the year in which they are incurred.

Impairment Charges. During the nine months ended September 30, 2005, we determined that certain international patent pursuits were no longer consistent with our strategic plan. Accordingly, we recorded an impairment charge of $0.25 million related to the abandonment of such pursuits.

During the second quarter of 2004, our Board of Directors directed us to explore strategic alternatives for the Nucleic Acids operating segment. The process included significant due diligence by us, our advisors and prospective independent buyers and other interested parties. Based upon information obtained through this process, we determined that it was more likely than not that the value of the assets associated with this business was impaired. We engaged an external valuation firm to assist us in conducting an interim period impairment test that resulted in us recording a non-cash charge of $11.96 million related to these assets during the nine months ended September 30, 2004. The charge consisted of $9.87 million related to the impairment of goodwill and $2.10 million related to the impairment of property and equipment.

Other Income (Expense). Other expense during the nine months ended September 30, 2005 of $1.89 million consisted of interest expense of $1.92 million and other income of $0.03 million. Other expense during the nine months ended September 30, 2004 consisted of interest expense of $1.68 million, loss on debt extinguishment of $2.86 million and other expense of $0.16 million, which consisted primarily of net investment losses associated with sales of Geron stock.

Interest expense consisted of the following (in thousands):

	Nine Months Ended September 30,
	2005	2004
Interest paid or accrued on outstanding debt	$477	$388
Amortization of debt premiums	(816)	—
Amortization of debt discounts – warrants	24	—
Amortization of debt discount – beneficial conversion feature	725	809
Valuation charge associated with March 2005 conversions	1,365	—
Other	144	487

	$1,919	$1,684

The increase in interest paid or accrued on outstanding debt resulted from higher average debt balances and interest rates. Gross debt (before related premiums and discounts) totaled $8.26 million at September 30, 2005 with an interest rate of 8.75% compared to $8.50 million at December 31, 2004 with an interest rate of 7.25%. During the nine months ended September 30, 2005 and 2004, we had average debt of $8.03 million and $7.81 million, respectively. The high and low borrowings under our Credit Line during the nine months ended September 30, 2005 were $6.90 million and $4.75 million, respectively.

On March 18, 2005, the Company agreed to allow Laurus to convert $1.88 million of the outstanding principal balance under the Credit Line into 3,600,000 shares of its common stock at $0.52 per share. In addition, on March 24, 2005 the Company agreed to allow Laurus to convert $0.65 million of the outstanding principal balance of the Term Note into 1,250,000 shares of common stock at $0.52 per share. Laurus agreed to apply this Term Note conversion against substantially all remaining 2005 scheduled principal payments on such loan. The closing market price of the Company’s common stock the day before each of these conversions was $0.58 per share. No other provisions of our Credit Line or Term Note were modified, including the $1.00 conversion price for remaining debt. In conjunction with these conversions we accelerated amortization of $0.41 million of related debt premiums and discounts and recorded a charge of $1.37 million related to the fair value of incremental shares received by Laurus.

Loss on debt extinguishment totaled $2.86 million during the nine months ended September 30, 2004. As described in Note E to the accompanying consolidated financial statements, certain August 31, 2004 modifications to our Laurus Loans were treated as extinguishments for financial reporting purposes since the change in present value of expected cash flows between the original and modified agreements was greater than 10%. As such, we recorded a loss on extinguishment of debt of $2.86 million at August 31, 2004 reflecting the difference between (i) the recorded amount of debt, net of related discounts, of $7.43 million and (ii) the fair value of the new debt instrument of $10.29 million plus the fair value of the new warrants of $0.11 million. The difference between the fair value of the new debt of $10.29 million and the face value of the debt of $8.57 million represents a premium, which will be reflected as a reduction of interest expense over the life of the new debt.

Income Tax Expense. Income tax recorded during the nine months ended September 30, 2005 and 2004 related to income taxes in states, foreign countries and other local jurisdictions, offset by refunds received.

Due to the Company’s cumulative losses, expected losses in future years and inability to utilize any additional losses as carrybacks, the Company did not provided for an income tax benefit during the nine months ended September 30, 2005 or 2004 based on management’s determination that it was more likely than not that such benefits would not be realized. The Company will continue to assess the recoverability of deferred tax assets and the related valuation allowance. To the extent the Company begins to generate taxable income in future periods and it determines that such valuation allowance is no longer required, the tax benefit of the remaining deferred tax assets will be recognized at such time. As of

September 30, 2005, the Company’s deferred tax assets were offset by a valuation allowance of approximately $41.2 million.

Years Ended December 31, 2004, 2003 and 2002

				Dollar Change		Percent Change
	2004	2003	2002	2003 to 2004	2002 to 2003	2003 to 2004	2002 to 2003
Net Sales
Bioinstruments	$14,385	$17,916	$19,098	$(3,531)	$(1,182)	(20)%	(6)%
Bioconsumables	8,838	7,260	5,137	1,578	2,123	22%	41%
Discovery Services	2,020	868	—	1,152	868	133%	—

Total BioSystems operating segment	25,243	26,044	24,235	(801)	1,809	(3)%	7%
Chemical Building Blocks	6,488	6,631	13,319	(143)	(6,688)	(2)%	(50)%
Specialty Oligonucleotides	2,058	1,191	—	867	1,191	73%	—

Total Nucleic Acids operating segment	8,546	7,822	13,319	724	(5,497)	9%	(41)%

Total Net Sales	33,789	33,866	37,554	(77)	(3,688)	(1)%	(10)%
Cost of Goods Sold
Bioinstruments	6,382	7,343	7,650	(961)	(307)	(13)%	(4)%
Bioconsumables	4,012	3,475	2,284	537	1,191	15%	52%
Discovery Services	1,603	557	—	1,046	557	188%	—

Total BioSystems operating segment	11,997	11,375	9,934	622	1,441	5%	15%
Chemical Building Blocks	7,165	6,937	9,635	228	(2,698)	3%	(28)%
Specialty Oligonucleotides	5,434	6,003	—	(569)	6,003	(9)%	—

Total Nucleic Acids operating segment	12,599	12,940	9,635	(341)	3,305	(3)%	34%

Total Cost of Goods Sold	24,596	24,315	19,569	281	4,746	(1)%	24%
Selling, General and Administrative Expenses	17,499	17,324	24,199	175	(6,875)	1%	(28)%
Research and Development Expenses	6,685	9,305	12,201	(2,620)	(2,896)	(28)%	(24)%
Restructuring Charges	3,570	738	3,282	2,832	(2,544)	384%	(78)%
Impairment Charges	11,965	4,772	—	5,726	4,772	120%	—
Gain on sale of facility	1,466	—	—	1,466	—	—	—
Other Income (Expense)	(5,406)	(305)	437	5,102	742	1673%	170%

Net Sales. Net sales during 2004 decreased $0.08 million or 1% from 2003 as a result of a $0.80 million or 3% decrease in sales in our BioSystems operating segment offset by a $0.72 million or 9% increase in sales in our Nucleic Acids operating segment.

The decrease in sales in our BioSystems operating segment resulted from a decrease of $3.58 million or 20% from bioinstruments that was partially offset by increases in sales of bioconsumables of $1.58 million or 22% and Discovery Services of $1.15 million or 133%. The decrease of bioinstrument sales was primarily the result of a decline in the number of WAVE Systems sold from 122 in 2003 to 107 in 2004. The selling prices of our instruments vary based on the specific model and optional accessories. We had an installed base of approximately 1,200 units at December 31, 2004. The increase in the installed base of instruments continues to drive increases in sales of bioconsumables used with these instruments. The increase in Discovery Services revenue during 2004 was primarily attributable to the discovery services agreements that we entered into with pharmaceutical companies to support their clinical development of oncology therapeutics. We plan to continue to seek opportunities to provide genetic variation discovery and analysis services to pharmaceutical and other customers and believe that these services provide us a significant opportunity to expand revenues in the future.

Nucleic Acids operating segment sales increased by $0.72 million or 9% in 2004 compared to 2003 as a result of a substantial increase in sales of specialty oligonucleotides produced by our facility in

Boulder, Colorado as raw materials in DNA-based drug candidates. As a result of the sale of this facility in November 2004, we will no longer manufacture or sell oligonucleotides. Sales of our chemical building block products produced in our Glasgow, Scotland facility were essentially the same in 2004 as in 2003. During 2004, sales of chemical building blocks to Geron Corporation totaled $4.15 million and represented 12% of total consolidated net sales, 49% of total net sales within our Nucleic Acids operating segment and 61% of chemical building blocks revenue. We do not have long-term sales commitments from Geron Corporation and, accordingly, the amount we sell them is subject to change. Revenues from our Nucleic Acids operating segment would be substantially reduced if Geron’s need for our products declined or if it decided to obtain these products from other suppliers.

Costs of Goods Sold. Costs of goods sold include material costs for the products that we sell and substantially all other costs associated with our manufacturing facilities (primarily personnel costs, rent and depreciation). It also includes direct costs (primarily personnel costs and supplies) associated with our Discovery Services product line. Depreciation expense included in costs of goods sold totaled $2.10 million and $1.74 million in 2004 and 2003, respectively.

Costs of goods sold during 2004 decreased $0.28 million or 1% from 2003 as a result of a $0.62 million or 5% increase in our BioSystems operating segment offset by a $0.34 million or 3% decrease in our Nucleic Acids operating segment. The overall decrease is consistent with the decrease in net sales.

Gross profit was $9.19 million or 27% of total net sales during 2004 compared to $9.55 million and 28% during 2003. A summary of margins by operating segment follows (dollars in thousands):

	2004		2003
	Dollars	Percent	Dollar	Percent
BioSystems operating segment	$13,246	52%	$14,669	56%
Nucleic Acids operating segment	(4,053)	(47)%	(5,118)	(65)%

	$9,193	27%	$9,551	28%

We expect gross profits from our BioSystems operating segment to be within historic ranges of 50% to 60%. As a result of the sale of our Boulder, Colorado facility and the restructuring plan implemented in November 2004, we anticipate that our cost of goods sold will be significantly improved. However, our Nucleic Acids operating segment continues to have excess capacity in its Glasgow, Scotland manufacturing facility that will adversely impact costs of goods sold and margins until demand for our Nucleic Acids building block products increase.

Selling, General and Administrative Expenses. Selling, general and administrative expenses primarily include personnel costs, marketing, travel and entertainment costs, professional fees, and facility costs. These costs totaled $17.50 million in 2004 compared to $17.32 million in 2003, an increase of $0.18 million or 1%. This increase related to a $1.26 million increase in selling expenses offset by a $1.09 million reduction in general and administrative expenses. As a percentage of revenue, selling, general and administrative expenses totaled just over 51% in both 2004 and 2003. Depreciation expense include in selling, general and administrative expenses totaled $1.02 million and $1.28 million in 2004 and 2003, respectively.

Research and Development Expenses. Research and development expenses primarily include personnel costs, supplies, and facility costs. These costs totaled $6.69 million in 2004 compared to $9.31 million in 2003, a decrease of $2.62 million or 28%. As a percentage of revenue, research and development expenses totaled 20% and 27% of revenue in 2004 and 2003, respectively. These decreases related to our focus on expense control, the sale of our Boulder, Colorado facility and the restructuring plan implemented in November 2004. Depreciation expense included in research and development expenses included $0.88 million and $0.89 million in 2004 and 2003, respectively. We expect to continue to invest up to 10% of our revenues in research and development activities primarily associated with our BioSystems operating segment. Research and development costs are expensed in the year in which they are incurred.

Restructuring Charges. On November 13, 2004, our Board of Directors approved a restructuring plan designed to refocus on the BioSystems operating segment and to better align the Company’s cost structure with anticipated revenues. The plan (which is incremental to the sale of the specialty oligonucleotide manufacturing facility in Boulder, Colorado) included a workforce reduction of approximately 60 positions and the closure of two domestic research and development facilities associated with our Nucleic Acids operating segment and two European field offices. Additionally, we eliminated approximately 10 positions at its chemical building blocks manufacturing facility in Glasgow, Scotland. In conjunction with these changes, we incurred a charge of $3.57 million during the quarter ending December 31, 2004 consisting of severance benefits of $1.41 million, future rents on closed facilities (net of projected sublease rents) of $1.24 million, the write-off of property and equipment specifically attributable to closed facilities of $0.74 million and other costs of $0.18 million. We had accrued expenses associated with this restructuring plan of $1.91 million at December 31, 2004 of which $1.49 million is expect to be paid in 2005.

Impairment Charges. During the second quarter of 2004, our Board of Directors directed us to explore strategic alternatives for the Nucleic Acids operating segment. The process included significant due diligence by us, our advisors and prospective independent buyers and other interested parties. Based upon information obtained through this process, we determined that it was more likely than not that the value of the assets associated with this business were impaired. We engaged an external valuation firm to assist us in conducting an interim period impairment test that resulted in us recording a non-cash charge of $11.97 million related to these assets during the three months ended June 30, 2004. The charge consisted of $9.87 million related to the impairment of goodwill and $2.10 million related to the impairment of property and equipment.

Gain on Sale of Facility. On November 11, 2004, we sold the assets associated with our specialty oligonucleotides manufacturing facility in Boulder, Colorado to a subsidiary of Eyetech Pharmaceuticals, Inc. (“Eyetech”). The sale price was $3.00 million in cash plus the assumption of the lease on the Boulder facility and of certain equipment leases with a gross value of $2.38 million. Net proceeds from the sale (after transaction expenses and fees paid to our investment advisors) equaled approximately $2.70 million. In conjunction with this transaction, we recorded a gain on sale of $1.47 million in the fourth quarter of 2004.

Other Income (Expense). Other expense during 2004 of $5.41 million consisted of interest expense of $2.38 million, loss on debt extinguishment of $2.86 million, and other net expense of $0.16 million which consisted primarily of net investment losses associated with available-for-sales securities (Geron stock). Other expense during 2003 of $0.31 million consisted of interest income of $0.20 million, interest expense of $0.31 million and other net expenses of $0.20 million.

The increase in interest expense resulted from higher average debt balances and interest rates. Gross debt totaled $8.95 million at December 31, 2004 compared to $4.69 million at December 31, 2003. Our Credit Line and Term Note had average balances during 2004 of $5.69 million and $2.73 million, respectively, with weighted average interest rates of 6.39% and 6.48%, respectively. The high and low borrowings under our Credit Line during 2004 were $7.23 million and $2.63 million, respectively. Interest expense in 2004 and 2003 includes amortization of related premiums and discounts of $1.64 million and $0, respectively.

Loss on debt extinguishment totaled $2.86 million during 2004. As described in Note E to the accompanying consolidated financial statements, certain August 31, 2004 modifications to our Laurus Loans were treated as extinguishments for financial reporting purposes since the change in present value of expected cash flows between the original and modified agreements is greater than 10%. As such, we recorded a loss on extinguishment of debt of $2.86 million at August 31, 2004 reflecting the difference between (i) the recorded amount of debt, net of related discounts, of $7.43 million and (ii) the fair value of the new debt instrument of $10.29 million plus the fair value of the new warrants of $0.11 million. The difference between the fair value of the new debt of $10.29 million and the face value of the debt of $8.57 million represents a premium, which will be reflected as a reduction of interest expense over the life of the new debt.

Income Tax Expense. Income tax expense relates solely to our operations in certain foreign countries and certain states. In addition to income tax expense in these jurisdictions, we do not record any income tax benefits due to our cumulative losses in recent years, expected losses in future years and the uncertainty as to whether we will be able to utilize any additional losses as carrybacks. We will continue to assess the recoverability of deferred tax assets and the related valuation allowance. We expect to continue to incur losses and expect to continue to provide valuation allowances against deferred tax assets. To the extent we begin to generate income in future years and it is determined that such valuation allowance is no longer required, the tax benefit of the remaining deferred tax assets will be recognized. Our deferred tax assets as of December 31, 2004 were $38.29 million and were entirely offset by a valuation allowance. As of December 31, 2004, we had federal net operating loss carryforwards of approximately $91.47 million. Our net operating loss carryforwards will expire at various dates from 2008 through 2024, if not utilized. We also had state income tax loss carryforwards of $37.62 million at December 31, 2004. These carryforwards will also expire at various dates beginning in 2005 if not utilized.

Years Ended December 31, 2003 and 2002

Net Sales. Net sales decreased in 2003, as compared to 2002, due to a significant decline in demand for our Nucleic Acids products. Sales in our Nucleic Acids operating segment decreased due to a significant decline in demand for our chemical building block products. These products are used by our biopharmaceutical and pharmaceutical customers as raw materials in DNA based drug candidates. The decrease in demand is largely attributable to the timing of completion and/or failure of Phase III clinical trials by certain of our large customers. This decrease in demand for DNA building blocks in 2003 was partially offset by sales of oligonucleotides generated by our start-up manufacturing facility in Boulder, Colorado.

Sales in our BioSystems operating segment increased in 2003. Revenues from sales of WAVE systems and related services were relatively flat with 2002. However, bioconsumable product sales strength resulted from increased WAVE related consumable usage as the installed base of WAVE Systems has increased and as researchers begin to use them more extensively in place of other methods of DNA analysis. Also contributing to the increase were revenues generated by new product sales including our Optimase product line that was launched in 2002 and began to see increased usage in 2003. Sales of WAVE systems declined slightly from 2002 to 2003 offset by an increase in related services revenues. The slight decline in systems sales was mainly due to continued low sales volumes to our North American customer base. Increased services revenue was attributable to our focus on providing genetic variation discovery and analysis services to our pharmaceutical base of customers.

Cost of Goods Sold. Cost of goods sold increased in 2003 over 2002 despite the decline in our revenues. This increase was anticipated and was attributable mainly to excess manufacturing capacity in our Nucleic Acids operating segment. The BioSystems operating segment cost of goods sold as a percentage of sales declined year over year but remained within historical ranges at approximately 43%. The margins in our Nucleic Acids operating segment were negatively impacted by higher manufacturing costs and excess capacity due largely to our plant expansion efforts in Glasgow, Scotland and Boulder, Colorado.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased significantly from 2002 to 2003 as a result of our restructuring activities and focus on expense control. Nearly half of the total decrease was in personnel and personnel related expenses as we significantly reduced our employee headcount. Additionally, reductions in outside services, advertising, sales promotions, depreciation and travel expenses accounted for approximately 30% of the total decrease.

Research and Development Expenses. Research and development expenses decreased significantly as a result of our restructuring activities and focus on expense control. Over 60% of the total decrease was in personnel and personnel related expenses as we significantly reduced our employee headcount. Additionally, significant reductions in outside services, supplies, depreciation and travel expenses were realized. During 2003 there were no capitalized software costs, whereas in the prior year we capitalized approximately $1.13 million of development costs. Research and development expenses consist of salaries and related personnel costs of researchers and software developers, material costs for prototypes and test units, legal expenses relating to intellectual property research and application development activities, testing and enhancement of our products, and amortization of intellectual property. We expense our research and development costs in the year in which they are incurred with the exception of certain capitalized software development costs.

Restructuring Charges. During the fourth quarter of 2002 management formulated and executed a significant portion of a restructuring plan. The plan was developed to reduce expenses thereby better aligning the Company’s expense structure with current business prospects. The plan included employee terminations, office closures, termination of collaborations and write-offs of abandoned intellectual property. We continued to execute the plan during the first half of 2003 resulting in the additional charges recorded in 2003. These charges consisted of mainly employee severance costs and the write-off of a note receivable related to the abandonment of a product development collaboration. The note receivable write-off was a non-cash charge of $0.35 million.

Goodwill Impairment Charge. Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets, establishes guidelines for accounting for goodwill and other intangible assets and provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be evaluated for impairment annually. The Company engaged an external valuation firm to assist with the completion of its annual impairment test during the fourth quarter of 2003. As a result of this test we recorded a non-cash goodwill impairment charge of $4.77 million related to our nucleic acids segment.

Income Taxes. The Company’s tax expense relates to its operations in certain foreign countries and certain states. No tax benefits are being recorded due to our cumulative losses in recent years, expected losses in future years and the uncertainty as to whether we will be able to utilize any additional losses as carrybacks. We will continue to assess the recoverability of deferred tax assets and the related valuation allowance. We expect to continue to incur losses and expect to continue to provide valuation allowances against deferred tax assets. To the extent we begin to generate income in future years and it is determined that such valuation allowance is no longer required, the tax benefit of the remaining deferred tax assets will be recognized. Our deferred tax assets as of December 31, 2003 were $30.60 million and were entirely offset by a valuation allowance. As of December 31, 2003, we had federal net operating loss carryforwards of approximately $78.50 million. We also had state income tax loss carryforwards of $28.70 million at December 31, 2003.

Liquidity and Capital Resources

Our working capital positions at September 30, 2005 and December 31, 2004 were as follows (in thousands):

	September 30, 2005	December 31, 2004	Change
Current assets (1)	$16,399	$17,908	$(1,509)
Current liabilities	14,986	18,724	(3,738)

Working Capital	$1,413	$(816)	$2,229

(1)	Current assets include cash and cash equivalents of $1,361 and $1,002 at September 30, 2005 and December 31, 2004, respectively.

The improvement in our working capital position during the first nine months of 2005 was due primarily to conversions of $2.58 million of borrowings under our Laurus Loans into shares of our common stock. We had $0.91 million available under our Credit Line at September 30, 2005. On October 31, 2005, we received proceeds from the 2005 Private Placement of $13.90 million after transaction costs of $1.18 million. These proceeds were partially used to repay all outstanding principal and accrued interest on our Laurus Loans including fees to facilitate the 2005 Private Placement and prepayment penalties to Laurus in the sum of $0.82 million. As a result, our Laurus Loans have been cancelled and are no longer available to us. The remaining proceeds of $5.35 million will be used for future working capital needs.

The following shows the effects of the 2005 Private Placement and simultaneous repayment of the Laurus Loans on our September 30, 2005 consolidated balance sheet data as if these transactions had occurred on September 30, 2005 (in thousands).

	September 30, 2005
	Actual	As Adjusted
Cash and cash equivalents	$1,361	$6,669

Credit Line	$6,935	$—

Current portion of Term Note	$675	$—

Term Note, less current portion	$1,226	$—

Total stockholder’s equity (1)	$15,577	$29,220

(1)	At November 29, 2005, we have 49,172,079 shares outstanding and 13,603,592 potentially dilutive securities consisting of 5,541,015 options issued under our stock option plan and warrants representing 8,062,577 shares.

While we believe that existing sources of liquidity are sufficient to meet expected cash needs through 2006, we have experienced recurring net losses and have historically relied upon cash flows from investing and financing activities to offset significant cash outflows from operating activities. To the extent necessary, we believe that we can manage costs and expenses at reduced levels to conserve working capital. The need for any such cost and expense reductions would likely delay implementation of our business plan. Ultimately, we must achieve sufficient revenues in order to generate positive net earnings and cash flows from operations.

Analysis of Cash Flows

Nine Months Ended September 30, 2005 and 2004

Net Change in Cash and Cash Equivalents. Cash and cash equivalents increased $0.36 million during the nine months ended September 30, 2005 as a result of net cash from investing activities and financing activities of $0.24 million and $2.31 million, respectively, offset by net cash used in operating activities of $1.98 million, and changes in foreign currency exchange rates of $0.21 million.

Cash Flows from Operating Activities. Cash flows used in operating activities totaled $1.98 million during the nine months ended September 30, 2005 compared to $8.71 million during the same period of 2004. The use in 2005 related primarily to a net loss of $3.78 million offset by non-cash charges of $4.83 million. Non-cash charges consisted primarily of depreciation and amortization and certain financing costs. Working capital and other adjustments decreased cash flows from operating activities by $3.03 million. We spent $1.54 million during the nine months ended September 30, 2005 related to the 2004 Restructuring Plan. We had accrued expenses associated with this plan of $0.37 million at September 30, 2005. This balance relates primarily to future rents on closed facilities (net of projected sublease rents) of which $0.03 million is expected to be paid during the remainder of 2005 and $0.34 million in 2006 and thereafter.

Cash Flows from Investing Activities. Cash flows provided by investing activities totaled $0.24 million during the nine months ended September 30, 2005 compared to cash flows used in investing activities of $1.54 million during the same period of 2004. The principal source of cash flows from investing activities in 2005 were sales of available for sale securities (Geron stock) of $0.62 million that were offset by purchases of $0.55 million of property and equipment primarily associated with the build out of our Glasgow, Scotland manufacturing facility that is substantially complete.

Cash Flows from Financing Activities. Cash flows from financing activities totaled $2.31 million during the nine months ended September 30, 2005 compared to $7.19 million during 2004. The principal source of cash flows from financing activities in 2005 was net draws on our Credit Line that were offset by payments on our Term Note. There are no scheduled principal payments for the remainder of 2005 on our Term Note.

Years Ended December 31, 2004 and 2003

Net Change in Cash and Cash Equivalents. Cash and cash equivalents decreased $0.24 million during the year ended December 31, 2004 as net cash used in operating activities of $12.75 million offset by net cash from investing activities and financing activities of $6.03 million and $6.00 million, respectively and changes in foreign currency exchange rates of $0.48 million.

Cash Flows Used in Operating Activities. Cash flows used in operating activities totaled $12.75 million during 2004 compared to $13.02 million during 2003. The use in 2004 related primarily to a net loss of $34.37 million offset by non-cash charges of $21.80 million. Non-cash charges consisted of depreciation and amortization, certain restructuring charges, impairment charges, certain financing costs and loss on debt extinguishment. Working capital and other adjustments decreased cash flows from operating activities by $0.18 million.

Cash Flows from Investing Activities. Cash flows from investing activities totaled $6.03 million during 2004 compared to cash flows used in investing activities of $2.95 million during 2003. The investing cash flows generated in 2004 were from the sale of available for sale securities received from Geron for goods and services and the sale of our specialty oligoneucleotide manufacturing facility and reductions in other assets that were offset by purchases of property and equipment.

Cash Flows from Financing Activities. Cash flows from financing activities totaled $6.00 million during 2004 compared to $7.30 million during 2003. The cash from financing activities in 2004 relate primarily to net draws on our Credit Line and proceeds from the Term Note that were offset by payments of long-term debt.

Obligations and Commitments

Our ongoing capital commitments consist of debt service requirements and obligations under capital leases. The following table sets forth our contractual obligations as of December 31, 2004 along with cash payments due in each period indicated (in thousands):

	Payments Due by Period
	2005	2006	2007	2008	2009 and Thereafter
Credit Line(1)	$5,948	$—	$—	$—	$—
Term Note(1)	850	900	850	—	—
Operating lease payments(2)	1,958	1,382	486	187	372

Total contractual obligations	$8,756	$2,282	$1,336	$187	$372

The following table sets forth our contractual obligations as of September 30, 2005 along with cash payments due in each period indicated (in thousands):

	Payments Due by Period
	Total	2005	2006	2007	2008	2009 and thereafter
Credit Line (1)	$6,588	$6,588	$—	$—	$—	$—
Term Note (1)	1,675	—	875	800	—	—
Operating lease payments (2)	2,584	359	1,233	443	189	360
Purchase obligations	872	248	370	254	—	—

Total contractual obligations	$11,719	$7,195	$2,478	$1,497	$189	$360

(1)	Interest payments under the Laurus Loans are not included in these tables. Historically, interest on these loans has been paid monthly based on outstanding debt and prevailing interest rates. In conjunction with the private placement that closed on October 31, 2005, we repaid the Term Note and Credit Line. As of November 29, 2005, we have no significant indebtedness that requires scheduled principal and interest payments. After giving effect to the repayment of the Credit Line and Term Note, total contractual obligations total $3,456 and are payable as follows: $607 in 2005, $1,603 in 2006, $697 in 2007, $189 in 2008 and $360 in 2009 and thereafter.

(2)	These are gross lease commitments. Certain facilities underlying these commitments are sublet to independent third parties. As of December 31, 2004, annual rents from these tenants were expected to total $320, $170 and $20 in 2005, 2006 and thereafter, respectively. As of September 30, 2005, annual rents from these subtenants were expected to total $40, $172, and $16 in for the remainder of 2005, 2006 and thereafter, respectively.

At September 30, 2005 and December 31, 2004, we had firm commitments totaling $0.88 million and $0.80 million, respectively, to purchase components used in our WAVE Systems.

Off Balance Sheet Arrangements

At September 30, 2005 and December 31, 2004, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies

Accounting policies used in the preparation of the consolidated financial statements may involve the use of management judgments and estimates. Certain of our accounting policies are considered critical as they are both important to the portrayal of our financial statements and they require significant or complex judgments on the part of management. Our judgments and estimates are based on experience and assumptions that we believe are reasonable under the circumstances. Further, we evaluate our judgments and estimates from time to time as circumstances change. Actual financial results based on judgment or estimates may vary under different assumptions or circumstances. The following are certain critical accounting policies that may involve the use of judgment or estimates.

Allowance for Doubtful Account. Accounts receivable are shown net of an allowance for doubtful accounts. In determining an allowance for doubtful accounts, we consider the following.

•	The age of the accounts receivable,

•	Customer credit history,

•	Customer financial information,

•	Reasons for non-payment, and

•	Our knowledge of the customer.

If our customers’ financial condition were to deteriorate, resulting in a change in their ability to make payment, additional allowances may be required.

Inventories. Inventories are stated at the lower of cost or market. Cost is computed using standard costs for finished goods and average or latest actual cost for raw materials and work in process. Inventories include chemical building blocks for synthetic nucleic acids (know as phosphoramadites) and the raw materials to produce phosphoramadites. We periodically evaluate our inventory of phosphoramadites to determine whether they continue to meet quality and other specifications and over what time period such products are expected to be sold. Product that does not meet quality and other specifications can generally be re-worked to enhance purity. Costs to purify such product and related yield losses are expensed as incurred. Product that is not expected to be sold within 12 months is classified as a long-term other assets.

Depreciation and Amortization of Long-Lived Assets. Our long-lived assets consist primarily of property and equipment, patents, intellectual property and capitalized software development costs. We believe the useful lives we assigned to these assets are reasonable. If our assumptions about these assets change as a result of events or circumstances and we believe the assets may have declined in value we may record impairment charges resulting in an increase to operating expenses. Property and equipment are carried at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets ranging from 3 to 15 years. We capitalize external and in-house legal costs and filing fees associated with obtaining patents on its new discoveries and amortizes these costs using the straight-line method over the shorter of the legal life of the patent or its economic life, generally 17 years, beginning on the date the patent is issued. Intellectual property, which is purchased technology, is recorded at cost and is amortized over its estimated useful life.

Impairment of Long-Lived Assets. We evaluate goodwill for impairment on an annual basis. We assess the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These computations utilize judgments and assumptions inherent in our estimate of future undiscounted and discounted cash flows to determine recoverability of these assets. If our assumptions about these assets were to change as a result of events or circumstances, we may be required to record an impairment loss.

Revenue Recognition. Revenue on the sales of products is recognized in accordance with the terms of the sales arrangement. Such recognition is based on receipt of an unconditional customer order and transfer of title and risk of ownership to the customer, typically upon shipment of the product. Our sales terms do not provide for the right of return unless the product is damaged or defective. Revenues from certain services associated with our analytical instruments, to be performed subsequent to shipment of the products, is deferred and recognized when the services are provided. Such services, mainly limited to installation and training services that are not essential to the functionality of the instruments, typically are performed in a timely manner subsequent to shipment of the instrument.

Recently Issued Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment.” SFAS No.123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25 and generally requires that such transactions be accounted for using a fair-value-based method. We expect to adopt this standard on January 1, 2006. We are assessing the final impact of this standard on our financial position, results of operations or cash flows. This assessment includes evaluating option valuation methodologies and assumptions as well as potential changes to compensation strategies.

On November 24, 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43”. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be excluded from the cost of inventory and expensed when incurred. It also requires that allocation of fixed production overhead to be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for the Company on January 1, 2006. We are assessing the final impact of this standard on our financial position, results of operations or cash flows.

Impact of Inflation

We do not believe that price inflation had a material adverse effect on our financial condition or results of operations during the periods presented.

Foreign Currency Rate Fluctuations

During the last three fiscal years, our international sales have represented approximately 50-65% of our net sales. These sales of products in foreign countries are mainly completed in either British Pounds Sterling or the Euro. Additionally, we have two wholly owned subsidiaries, Transgenomic, LTD., and Cruachem, LTD., whose operating currency is British Pounds Sterling and the Euro. Results of operations for the Company’s foreign subsidiaries are translated using the average exchange rate during the period. Assets and liabilities are translated at the exchange rate in effect on the balance sheet dates. As a result we are subject to exchange rate risk. The operational expenses of our foreign subsidiaries help to reduce the currency exposure we have based on our sales denominated in foreign currencies by converting foreign currencies directly into goods and services. As such, we feel do not have a material exposure to foreign currency rate fluctuations at this time.

Quantitative and Qualitative Disclosures About Market Risk

Our Laurus Loans carried a variable interest rate of 2% over the prime rate or a minimum of 6%, and therefore, expose us to interest rate risk. Based on the outstanding balance of these loans at December 31, 2004 of $8.50 million, a 1% increase in the prime rate would increase our interest expense by approximately $0.09 million annually. We repaid the entire principal balance of the Laurus Loans on October 31, 2005 with the proceeds from the 2005 Private Placement. As a result, the Laurus Loans have been cancelled and are no longer available to us. Accordingly, we no longer have any borrowings which subject us to material interest rate risk.

BUSINESS

Company Overview

We develop, manufacture and sells innovative products for the analysis, synthesis and purification of nucleic acids through two operating segments, BioSystems and Nucleic Acids.

The BioSystems operating segment develops, assembles, manufactures and markets versatile products and provides analytical services to the medical research, clinical and pharmaceutical markets for use in genetic variation analysis. Products and services are sold through a direct sales force in the United States and throughout much of Western Europe. For the rest of the world, products and services are sold through more than 25 dealers and distributors located in those local markets. Net sales from this operating segment are categorized as bioinstruments, bioconsumables and discovery services.

•	Bioinstruments. The flagship product of the BioSystems operating segment is the WAVE system which has broad applicability to genetic variation detection in both molecular genetic research and molecular diagnostics. There was a world-wide installed base of 1,269 WAVE systems as of September 30, 2005. Additionally, this operating segment utilizes its sales and distribution network to sell a number of independent, third party equipment platforms. Service contracts to maintain installed systems are sold and supported by technical support personnel.

•	Bioconsumables. The installed WAVE base generates a demand for consumables that are required for the system’s continued operation. These products are developed, manufactured and sold by this operating segment. In addition, the BioSystems operating segment manufactures and sells consumable products that can be used on multiple, independent platforms. These products include SURVEYOR Nuclease and a range of HPLC separation columns.

•	Discovery Services. The BioSystems operating segment provides various genetic laboratory services through a contract research lab in Gaithersburg, Maryland and a second laboratory in Omaha, Nebraska that operates in a Good Laboratory Practices (“GLP”) compliant environment and is certified under the Clinical Laboratory Improvement Amendment. The services provided primarily include (1) genomic biomarker analysis services to pharmaceutical and biopharmaceutical companies to support preclinical and clinical development of targeted therapeutics; and (2) molecular-based testing for hematology, oncology and certain inherited diseases for physicians and third-party laboratories.

The Nucleic Acids operating segment develops, manufactures and markets chemical building blocks for nucleic acid synthesis to biotechnology, pharmaceutical and oligonucleotide synthesis companies and research institutions throughout the world. These products are produced primarily in this operating segment’s only facility in Glasgow, Scotland. Prior to November 11, 2004, this operating segment also manufactured synthesized segments of nucleic acids (known as oligonucleotides) in a facility in Boulder, Colorado. On November 11, 2004, the assets associated with this facility were sold to an unaffiliated, third party. As a result, the Nucleic Acids operating segment no longer manufactures and sells these specialized oligonucleotides. A substantial portion of this operating segment’s revenues during 2005 and 2004 have been derived from one customer.

Business Strategy

Since inception, our business strategy has been to provide products and services to biomedical researchers, medical institutions, diagnostic and pharmaceutical companies that are tied to advancements in the field of genetics. The movement in the field of genomics, and related market opportunities, has shifted from gene discovery to the analysis of variations in gene sequences. Researchers are beginning to link variations in the gene sequences to disorders and diseases. Accordingly, a principal component of our strategy has been to establish our WAVE System as the industry standard in the genetic research market and to develop additional markets for the WAVE System such as diagnostics. Through an expanding base of installed systems, we expect to increase the sales of consumable products used with the WAVE.

We have also historically sought to position ourselves as a partner to biopharmaceutical and pharmaceutical companies in the early stages of their efforts to develop genomic-based diagnostics and therapeutics, thereby allowing us to participate in future successes of products derived from the expanding knowledge of genomics. While we continue to believe that the long-term prospects for this business segment are favorable, we concluded that near-term revenues from this segment would generate neither positive cash flows nor profits from operations. Consequently, in the second quarter of 2004, our Board of Directors directed management to explore strategic alternatives for our Nucleic Acids operating segment, including the possible sale of one or both of the facilities in Glasgow, Scotland and Boulder, Colorado. On November 11, 2004, we sold the assets associated with our specialty oligonucleotide manufacturing facility in Boulder, Colorado. We continue to operate our facility in Glasgow, Scotland which primarily produces chemical building blocks used in the synthesis of nucleic acids. However, we have taken steps to consolidate these operations and to reduce costs in order to better align operating expenses with anticipated revenues.

Our business strategy going forward is to achieve revenue growth in our BioSystems operating segment and to better align our cost structure with anticipated revenues in both of our operating segments.

Sales and Marketing

We have sold our products to customers in over 30 countries. We use a direct sales and support staff for sales in the U.S., U.K. and most countries in Western Europe. For the rest of the world, we sell our products through dealers and distributors located in those local markets. We have over 25 dealers and distributors. We also maintain regionally-based technical support staffs and applications scientists to support our sales and marketing activities throughout the U.S. and Europe.

Operating segment and geographic information is included in the consolidated financial statements included elsewhere in this Prospectus.

Customers

Customers include numerous leading academic and medical institutions in the U.S. and abroad. In addition, our customers also include a number of large, established U.S. and foreign pharmaceutical, biotech and commercial companies.

During the nine months ended September 30, 2005, sales to a large pharmaceutical company totaled $2.0 million and represented 10% of net sales within the BioSystems operating segment and 9% of total consolidated net sales. Sales to this customer are governed by a non-binding master services agreement dated August 22, 2002. Sales to this customer are governed by a non-binding master services agreement dated August 22, 2002. Accordingly, the amount of sales to this customer is subject to change.

During the nine months ended September 30, 2005, sales to Geron Corporation (“Geron”) totaled $1.7 million and represented 54% of net sales within the Nucleic Acids operating segment and 7% of total consolidated net sales. During 2004, sales to Geron Corporation totaled $4.15 million and represented

49% of total net sales within our Nucleic Acids operating segment and 12% of total consolidated net sales Sales to Geron are governed by a supply agreement under which Geron may pay the Company for goods and services with shares of Geron common stock. The supply agreement does not require Geron to purchase any minimum quantity of our products. Accordingly, the amount of nucleic acid products we sell to Geron is subject to change. Revenues from our Nucleic Acids business would be substantially reduced if Geron’s need for our products declined or if it decided to obtain these products from other suppliers.

No other customer accounts for more than 10% of total consolidated or operating segment net sales.

Research and Development

We maintain an active program of research and development and expect to continue to incur significant expense for these activities going forward. Our research and development activities include the improvement of the DNA separation media used in our WAVE System, the refinement of the hardware and software components of the WAVE System, the creation of unique enzymes and WAVE-Optimized® enzymes, and, to a lesser extent, the improvement of chemical and biochemical reaction techniques for synthetic nucleic acids.

For the nine months ended September 30, 2005 and for the year ended December 31, 2004, our research and development expenses were $1.70 million and $6.69 million, respectively. This represents a substantial reduction from our prior levels of expenditures that were $9.31 million and $12.20 million for the years ended December 31, 2003 and 2002, respectively. We expect to continue to invest in research and development activities at levels that are relatively consistent with those experienced during 2005; however, we may also curtail such activities as required.

Manufacturing

We manufacture bioconsumable products including our separation columns, liquid reagents, enzymes and nucleic acid products. The major components of our WAVE systems are manufactured for us by a third party. We integrate our own hardware and software with these third party manufactured components. Our manufacturing facilities for our WAVE® systems and bioconsumables are located in Omaha, Nebraska, San Jose, California, and Cramlington, England. The nature of our instruments and bioconsumables business does not generally lend itself to tracking and reporting sales backlog.

Our phosphoramidites and related synthetic nucleic acid products are manufactured in our Glasgow, Scotland facility. Inventory for these products consists primarily of chemical building blocks for synthetic nucleic acids (know as phosphoramadites) and the raw materials to produce phosphoramadites. As of September 30, 2005 and December 31, 2004, we have classified a portion of this inventory as a long-term other asset based on its existing sales forecasts for these products. We periodically evaluate our inventory of phosphoramadites to determine whether they continue to meet quality and other specifications and over what time period such products are expected to be sold. Product that does not meet quality and other specifications can generally be re-worked to enhance purity. Costs to purify such product and related yield losses are expensed as incurred.

Intellectual Property

To establish and protect our proprietary technologies and products, we rely on a combination of patent, copyright, trademark and trade-secret laws, as well as confidentiality provisions in our contracts. We presently own rights to more than 80 issued patents and 30 pending applications in both the U.S. and abroad. Our BioSystems operating segment products, comprising the WAVE® System and related consumables, are protected by patents and in-licensed technologies that expire in various periods beginning in 2013 through 2022. Intellectual property related to our Synthetic Nucleic Acid business unit, other than production trade secrets, is almost entirely in-licensed. A number of these in-licensed patents have recently, or will soon, expire. As a result, we expect price competition in the Nucleic Acids operating segment to intensify in the next year. We will continue to file patent applications and seek new licenses as warranted to protect and develop new technologies of interest to our customer base in the coming years.

Competition

The markets in which our Biosystems operating segment operates are highly competitive and characterized by rapidly changing technological advances. A number of our competitors possess substantial resources and are able to develop and offer a much greater breadth of products and/or services, coupled with significant marketing and distribution capabilities. We compete principally on the basis of uniquely enabling technical advantages in specific but significant market segments.

Competition for our WAVE Systems arises primarily from DNA sequencing and genotyping technologies. Competitors in these areas include Applied Biosystems, Beckman Coulter, Amersham (now part of GE Healthcare), Affymetrix, Agilent Technologies, Nanogen, Illumina, Sequenom, Pyrosequencing (now part of Biotage AB), Varian, and others. Competition for some of our non-WAVE consumable products comes from numerous well-diversified life sciences reagents providers, including, among others, Invitrogen, Qiagen, Roche, Stratagene, and Promega. Our discovery services product line faces competition from a number of companies offering contract DNA sequencing and other genomic analysis services, including Genaissance Pharmaceuticals, GeneLogic, Agencourt, SeqWright, Gentris, and Perlagen. In addition, several clinical diagnostics service providers, such as Labcorp, Quest, and Specialty Laboratories, also offer related laboratory services in support of clinical trials. Finally, additional competition arises from academic core laboratory facilities.

Competition is also intense in the markets in which our Nucleic Acids operating segment functions, and increasingly driven by price. Transgenomic competes on the basis of its ability to develop and manufacture synthetic nucleic acid building blocks used to make DNA and RNA oligonucleotides. Competitors include Proligo, Degussa, Pierce Nucleic Acid Technologies, and Applied Byosystems. In addition, competition is expected in the future from new overseas entrants focusing on low cost production.

Employees

As of September 30, 2005, December 31, 2004 and December 31, 2003, we had employees focused in the following areas of our operation:

	September 30, 2005	December 31, 2004	December 31, 2003
BioSysytems Operating Segment
Manufacturing	51	52	54
Sales, Marketing and Administration	67	75	90
Research and Development	10	19	31

	128	146	175
Nucleic Acids Operating Segment
Manufacturing	16	20	45
Sales, Marketing and Administration	8	6	8
Research and Development	0	6	16

	24	32	69

	152	178	244

We supplement our workforce through the use of independent contractors and consultants. As of September 30, 2005 and December 31, 2004, we have engaged independent contractors or consultants who provide services to us approximately equivalent to five and four full-time employees, respectively.

Our employees were employed in the following geographical locations.

	September 30, 2005	December 31, 2004	December 31, 2003
United States	91	106	166
Europe (other than the United Kingdom)	23	22	20
United Kingdom	43	50	58

	157	178	244

Properties

We own one facility in Glasgow, Scotland and lease 14 facilities throughout the world under non-cancelable leases with various terms. The following table summarizes occupied locations. Annual rent amounts presented in the table are reflected in thousands.

Location	Function	Square Footage	Annual Rent	Lease Term Expires
Owned
Glasgow, Scotland	Phosphoramidite Manufacturing	44,212	N/A	N/A

Leased and Occupied
Omaha, Nebraska	WAVE® and Consumable Manufacturing	25,000	$130	June 2007
San Jose, California	Consumable Manufacturing	14,360	$139	October 2010
Cramlington, England	Consumable Manufacturing	8,500	$53	March 2006
Omaha, Nebraska	Multi Functional (1)	18,265	$187	July 2007
Paris, France	Multi Functional (1)	4,843	$109	January 2014
Gaithersburg, Maryland	Multi Functional (1)	6,560	$114	May 2006
Cambridge, Massachusetts	Multi Functional (1)	2,500	$70	January 2007
Leased and Not Occupied (2)	Multi Functional (1)	55,759	$505	2005 – 2007

(1)	Multi Functional facilities include functions related to manufacturing, services, sales and marketing, research and development and/or administration.

(2)	Leased and not occupied facilities represent six facilities with gross annual rents of $0.82 million. A number of these facilities are sublet to independent third parties. Annual rents from these subtenants are expected to total $0.32 million in 2005. We are pursuing sublet tenants for remaining vacated space.

As a result of restructuring initiatives initiated in 2004 and 2002, a significant amount of leased space is unoccupied. In certain cases, we have sublet this space to third parties.

Legal Proceedings

We are subject to a number of claims of various amounts, which arise out of the normal course of business. In our opinion, the disposition of pending claims will not have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Our executive officers are appointed annually by the Board of Directors at the first meeting following the annual stockholders’ meeting. Other officers are appointed by the Board of Directors from time to time. Each officer holds office until a successor has been duly appointed and qualified or until the death, resignation or removal of such officer. Our executive officers and their ages are listed below followed by a brief biography.

Name	Age	Position
Collin J. D’Silva	48	Chairman of the Board, Chief Executive Officer and Director
Michael A. Summers	41	Chief Financial Officer
Mitchell L. Murphy	49	Vice President, Secretary and Treasurer

Collin J. D’Silva. Mr. D’Silva has served as our Chairman of the Board and Chief Executive Officer since 1997 and is also a Director. Mr. D’Silva, a co-founder of Transgenomic, has worked for the Company and its predecessors since 1988. Mr. D’Silva was employed by AT&T from 1980 to 1988. At AT&T, he held various positions in engineering, materials management, sales support and business development. His last position at AT&T was Business Unit Manager and Engineering Manager for a network distribution products division. Mr. D’Silva holds a B.S. degree and a M.Eng. degree in industrial engineering from Iowa State University and an M.B.A. from Creighton University.

Michael A. Summers. Mr. Summers joined Transgenomic, Inc. in August 2004 and serves as Chief Financial Officer. Mr. Summers was employed with C&A Industries, Inc. from 2003 to 2004 where as General Manager he was responsible for the operations of various divisions that provided human capital management and consulting services. From 2001 to 2003, he was Executive Vice President and Chief Financial Officer for Nexterna, Inc., a wholly-owned technology subsidiary of the Union Pacific Corporation. From 2000 to 2001, he was the Chief Accounting Officer for Able Telcom Holding Corp., a publicly-owned project management and construction company. Prior to 2000, Mr. Summers held various positions including eight years as an auditor for the Omaha, Nebraska office of Deloitte & Touche, LLP. Mr. Summers graduated from Creighton University in 1987 with a B.S. degree in business administration with an accounting major. He is a Certified Public Accountant.

Mitchell L. Murphy. Mr. Murphy joined us in 1992. His current duties include the overall corporate administration and shareholder relations. Prior to joining Transgenomic, he held accounting and financial management positions for 15 years with companies involved in manufacturing, steel distribution and rebar fabrication. He spent over two years as an auditor for the Omaha, Nebraska office of Deloitte, Haskins & Sells (now Deloitte & Touche LLP) working in a broad range of industries. Mr. Murphy graduated with honors from Creighton University in 1978 with a B.S. degree in business administration with an accounting major.

Board of Directors and Committees

Our entire Board of Directors consists of seven positions of which six are occupied. The Board of Directors is divided into three classes with directors in each class serving for a term of three years. The terms of office of the current Class I, Class II and Class III directors will expire in 2007, 2008 and 2006, respectively.

The following table sets forth information about our directors. The Board of Directors has determined that Messrs. Saxena, Sloma, Sklar and Santoni are independent directors of the Company under the listing standards adopted by the Nasdaq Stock Market. All directors have held the positions with the companies (or their predecessors) set forth under “Principal Occupation” for at least five years, unless otherwise indicated.

Name	Age	Principal Occupation	Director Since	Term To Expire
Gregory T. Sloma	54	Executive Vice President and Chief Financial Officer of SpeedNet Services, Inc. (1)	2004	2008
Jeffrey L. Sklar, M.D., Ph.D.	57	Professor of Pathology, Yale University School of Medicine(2)	1997	2008
Gregory J. Duman	50	President of Prism Technologies LLC(3)	2000	2006
Roland J. Santoni	64	Vice President of West Development, Inc. (4)	2000	2006
Collin J. D’Silva	48	President and Chief Executive Officer of the Company(5)	1997	2007
Parag Saxena	50	Chief Executive Officer of INVESCO Private Capital, Inc.	1999	2007

(1)	Mr. Sloma is also a director of West Corporation. From 1996 to 2003, Mr. Sloma served in several capacities including President, Chief Operating Officer, Chief Executive Officer, and Vice Chairman and Director of Mergers & Acquisitions for DTN Corporation. In September 2003, DTN Corporation filed a pre-packaged Chapter 11 reorganization petition in bankruptcy. DTN Corporation emerged from bankruptcy on October 31, 2003.

(2)	From 1989 to 2003, Dr. Sklar was Professor of Pathology, Harvard Medical School.

(3)	From 2001 to 2003, Mr. Duman was Executive Vice President and Chief Financial Officer of the Company. From 2000 to 2001, Mr. Duman was Chief Financial Officer of Artios, Inc. From 1983 to 2000, Mr. Duman served in several capacities including Controller, Chief Financial Officer and Executive Vice President of Transaction Systems Architects, Inc.

(4)	From 1977 to 2003, Mr. Santoni was Professor of Law at Creighton University. In addition, from 1978 to 2003, he served Of Counsel with the law firm of Erickson & Sederstrom, P.C.

(5)	Mr. D’Silva is also a director of Bruker Biosciences Corporation, formerly known as Bruker Daltonics, Inc.

The Board of Directors has established and assigned certain responsibilities to an Audit Committee and a Compensation Committee. We do not have a standing nominating committee. The Board determined that due to the relatively small size of the Board, and due to the policy on director nominations, which is described below, it was not necessary to form a separate committee to evaluate director nominations. Under the director nomination policy, director candidates are identified primarily through suggestions made by directors, management and stockholders of the Company. We have implemented no material changes to the procedures by which stockholders may recommend nominees for the Board of Directors. The Board of Directors will consider director nominees recommended by stockholders that are submitted in writing to the Secretary of the Company in a timely manner and which provide necessary biographical and business experience information regarding the nominee. All candidates for director will be evaluated based on their independence, character, judgment, diversity of experience, financial or business acumen, ability to represent and act on behalf of all stockholders, and the needs of the Board. In general, the Board expects to nominate incumbent directors who express an interest in continuing to serve on the Board. The independent directors of the Company review and consider all candidates to serve as a director of the Company who are properly suggested by directors, management and stockholders of the Company, and the Board of Directors selects its nominees to serve as a director of the Company from among those candidates who are recommended to the Board of Directors by a majority of the independent directors of the Company.

Audit Committee. The Audit Committee’s primary duties and responsibilities include monitoring the integrity of our financial statements, monitoring the independence and performance of our external auditors, and monitoring our compliance with applicable legal and regulatory requirements. The functions of the Audit Committee also include reviewing periodically with independent auditors the performance of the services for which they are engaged, including reviewing the scope of the annual audit and its results, reviewing with management and the auditors the adequacy of our internal accounting controls, reviewing with management and the auditors the financial results prior to the filing of quarterly and annual reports, and reviewing fees charged by our independent auditors. Our independent auditors report directly and are accountable solely to the Audit Committee. The Audit Committee has the sole authority to hire and fire the independent auditors and is responsible for the oversight of the performance of their duties, including ensuring the independence of the independent auditors. The Audit Committee also approves in advance the retention of, and all fees to be paid to, the independent auditors. The rendering of any auditing services and all non-auditing services by the independent auditors is subject to the approval in advance of the Audit Committee. The Audit Committee operates under a written charter which is available on our website at www.transgenomic.com. The Audit Committee is required to be composed of directors who are independent of the Company under the rules of the Securities and Exchange Commission and under the listing standards of the Nasdaq Stock Market. The current members of the Audit Committee are directors Santoni, Saxena and Sloma. The Board of Directors has determined that Mr. Sloma qualifies as an “audit committee financial expert” under the rules of the Securities and Exchange Commission.

Compensation Committee. The Compensation Committee reviews and approves our compensation policy, changes in salary levels and bonus payments to our executive officers and other management and determines the timing and terms of awards made pursuant to our stock option plan. The Compensation Committee consists of directors Sklar, Santoni and Saxena, each of whom has been determined by the Board of Directors to be independent under the listing standards of the Nasdaq Stock Market.

Compensation of Directors

Directors who are also our officers or affiliates are not separately compensated for serving on the Board of Directors other than reimbursement for out-of-pocket expenses related to attendance at board and committee meetings. Independent directors are paid an annual retainer of $12,000. In addition, they receive a fee of $1,200 for attending meetings in person, or $600 for participating in a meeting by teleconference, as well as reimbursement for out-of-pocket expenses related to attendance at board and committee meetings. Independent directors serving on any committee of the Board of Directors are paid an additional annual retainer of $2,500, except that the additional retainer paid to independent directors serving on the Audit Committee is $5,000.

Our non-employee and non-affiliated directors are issued options to purchase 15,000 shares of common stock under our stock option plan upon initial appointment to the Board. For options granted prior to March 28, 2003, such options vest at the rate of 20% per year of service on the Board. Additional grants were made from time to time so that each non-employee director would hold 15,000 unvested options at any time. Effective March 28, 2003, the options granted to a non-employee and non-affiliated director upon initial appointment to the Board vest at the rate of 33 1/3% per year of service on the Board. Additional grants of options to purchase 5,000 shares of common stock will be made on a date reasonably close to each anniversary of such director’s appointment to the Board to be determined by the Compensation Committee in its sole discretion, with such options vesting on the third anniversary of the grant. All options granted to non-employee directors have exercise prices that represented or exceeded the fair market value of our stock on the grant date. Exercise prices on outstanding options granted to our non-employee directors range from $2.37 to $13.00 per share.

Compensation Committee Interlocks and Insider Participation

There are no Compensation Committee interlocks and no insider participation in compensation decisions that are required to be reported under the rules and regulations of the Securities Exchange Act of 1934.

Compensation of Executive Officers

The following table sets forth information regarding the annual and long-term compensation paid by us to our Chief Executive Officer, our two other executive officers and three former executive officers for services rendered during the three years ended December 31, 2004.

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long-Term Compensation
					Awards		Payouts
(a) Name and Principal Position	(b) Year	(c) Salary ($)	(d) Bonus ($)	(e) Other Annual Compensation(1) ($)	(f) Restricted Stock Award(s) ($)	(g) Securities Underlying Options/ SARs (#)	(h) LTIP Payouts(2) ($)	(i) All Other Compensation(3) ($)
Collin J. D’Silva President and Chief Executive Officer	2004 2003 2002	140,568 142,308 200,000	— — —	— — —	— — —	— — —	— — —	15,311 5,927 6,113

Michael A. Summers (4) Chief Financial Officer	2004 2003 2002	54,578 — —	— — —	— — —	— — —	— — —	— — —	1,135 — —

Mitchell L. Murphy Vice President, Secretary and Treasurer	2004 2003 2002	135,544 120,000 100,538	— — —	— — —	— — —	— 50,000 —	— — —	14,468 5,986 8,412

Keith A. Johnson (5) Former Vice President, General Counsel	2004 2003 2002	135,392 135,000 112,673	— — —	— — —	— — —	25,000 65,000 35,000	— — —	10,890 4,776 35,036

John L. Allbery (6) Former Executive Vice President	2004 2003 2002	129,693 200,000 200,000	— — —	— — —	— — —	— 50,000 —	— — —	3,893 6,444 17,473

Michael J. Draper (7) Former Chief Financial Officer	2004 2003 2002	59,928 122,731 102,951	— — —	— — —	— — —	— 75,000 7,500	— — —	938 6,873 5,481

(1)	No disclosure is required in this column pursuant to applicable Securities and Exchange Commission regulations, as the aggregate value of items covered by this column does not exceed the lesser of $50,000 or 10% of the annual salary and bonus shown for each respective executive officer named.

(2)	We do not have a long-term incentive plan as defined in Item 402 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

(3)	These amounts consist of accrued vacation to be taken in the future or paid in cash upon termination of employment, 401(k) Company matching contributions, reimbursed moving expenses and auto allowances, as applicable.

(4)	Mr. Summers joined the Company and assumed the role of Chief Financial Officer on July 31, 2004.

(5)	Mr. Johnson was appointed Vice President, General Counsel by the Board of Directors effective April 4, 2002 and resigned effective May 1, 2005.

(6)	Mr. Allbery was appointed Executive Vice President by the Board of Directors effective May 23, 2001. He resigned from the Company on July 23, 2004.

(7)	Mr. Draper resigned as Chief Financial Officer effective March 31, 2004.

Options/SAR Grants in Last Fiscal Year

The Compensation Committee may grant either qualified or non-qualified stock options to the officers and employees of the Company and nonqualified stock options to nonemployee directors and advisors under our stock option plan. The following table shows the options granted during 2004 to a former executive officer of the Company whose compensation is reported in the Summary Compensation Table.

	(b) Number of Securities Underlying Options/SARs Granted (#)(1)	(c) % of Total Options/SARs Granted to Employees in Fiscal Year	(d) Exercise or Base Price ($/Sh)	(e) Expiration Date	Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
(a) Name					(f) 5%($)	(g) 10%($)
Keith A. Johnson	25,000	6.9%	$1.32	5/21/2014	$21,000	$53,000

(1)	The exercise price of all options granted to executive officers during fiscal 2004 is equal to the fair market value of our common stock on the date of grant. Each option expires ten years from the date of grant. No stock appreciation rights (SARs) may be granted under our stock option plan.

(2)	The dollar amounts set forth under these columns are the result of calculations of assumed appreciation in the price of our common stock at these annual rates from the respective dates of the grant to the respective expiration dates of the options. These assumptions are not intended to forecast future price appreciation of our common stock. The market price of our common stock may increase or decrease in value over the time period set forth above.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

The following table sets forth certain information concerning the number of exercised and unexercised options and the value of such options at the end of 2004 held by the executive officers and three former executive officers of the Company whose compensation is reported in the Summary Compensation Table.

(a) Name	(b) Shares Acquired on Exercise(#)	(c) Value Realized ($)(1)	(d) Number of Securities Underlying Unexercised Options/SARs at Year End(#) Exercisable/ Unexercisable	(e) Value of Unexercised In-the-Money Options/SARs at YearEnd($)(1) Exercisable/ Unexercisable
Collin J. D’Silva	—	—	0 / 0	$0 / $0
Michael A. Summers	—	—	0 / 0	$0 / $0
Mitchell L. Murphy	—	—	146,000 / 4,000	$0 / $0
Keith A. Johnson	—	—	72,917 / 87,083	$0 / $0
John L. Allbery	—	—	0 / 0	$0 / $0
Michael J. Draper	—	—	61,253 / 0	$0 / $0

(1)	Based on the difference between the closing sale price of the Common Stock on the exercise date or December 31, 2004 and the related option exercise price.

Equity Compensation Plan Information

The following equity compensation plan information summarizes plans and securities approved and not approved by security holders as of December 31, 2004:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	5,088,037	$5.09	867,727
Equity compensation plans not approved by security holders	—	—	—

Total	5,088,037	$5.09	867,727

Long-Term Incentive Plans and Other Matters

We do not maintain a long-term incentive plan or pension plan (as defined in Item 402 of SEC Regulation S-K) for our executive officers and have not repriced any options or SARs for any executive officer during the last fiscal year.

Stock Option and Other Compensation Plans

Stock Option Plan. Our Fourth Amended and Restated 1997 Stock Option Plan allows us to grant options to our employees, directors and advisors, which gives them the right to buy our common stock at a fixed price, even if the market value of our stock goes up. The Compensation Committee of our Board of Directors administers our stock option plan and it has the sole authority to set the number, exercise price, term and vesting provisions of the options granted under the plan, except that any award made to a director serving on the Compensation Committee must be ratified by a majority of the entire Board of Directors. Under the terms of the plan, the exercise price of an incentive stock option, as defined under the Internal Revenue Code of 1986, as amended, cannot be less than the fair market value of our common stock on the date the option is granted. In general, options will expire if not exercised within ten years from the date they are granted. The Compensation Committee may also require that an option holder remain employed by us for a specified period of time before an option may be exercised. The committee establishes these “vesting” provisions on an individual basis. The Compensation Committee will also decide whether options will be nonqualified options or structured to be qualified options for U.S. income tax purposes. Either incentive or nonqualified stock options may be granted to employees, but only nonqualified stock options may be granted to our non-employee directors and advisors. Options for a maximum of 7,000,000 shares may be granted under the plan. Outstanding options for a total of 5,541,015 shares of our common stock are outstanding at the Record Date, of which 4,396,281 may be exercised at this time. Outstanding options have exercise prices ranging from $1.00 to $13.00 per share.

Under the terms of our stock option plan, any options not vested will become immediately vested if the option holder dies, becomes permanently disabled or retires. If an option holder voluntarily resigns, any options not vested as of the date of resignation will terminate and all rights will cease, as determined by the Compensation Committee and documented in the option grant documents. In the event an option holder’s employment, board membership or status as an advisor is terminated for cause, the option holder’s right to exercise an option, whether or not vested, will immediately terminate and all rights will cease, unless the Compensation Committee determines otherwise.

Employee Savings Plan. We have established an employee savings plan that is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code. This plan allows for voluntary contributions up to statutory maximums by eligible employees. We match a specific proportion of these contributions, subject to limitations imposed by law. We may make additional contributions to the savings plan on behalf of our employees if our Board of Directors decides to do so. During each of three years ended December 31, 2004, we contributed approximately $0.5 million to the savings plan on behalf of our employees.

Employee Stock Purchase Plan. Our Second Amended and Restated 2001 Employee Stock Purchase Plan (the “Stock Purchase Plan”) has been structured to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended. Additionally, the Stock Purchase Plan authorizes the Compensation Committee of the Board of Directors to adopt sub-plans designed to achieve desired tax and other objectives in locations outside the United States. Up to 500,000 shares of our common stock may be issued during the term of the Stock Purchase Plan that is defined as December 1, 2001 through November 30, 2006. Employees are able to voluntarily participate in the Stock Purchase Plan through payroll deductions. Such deductions accumulate during the participation periods, defined as three month periods. On the first business day of each participation period, each participant is deemed to have been granted an option to purchase common stock at 85% of its fair market value as measured by the closing price of the stock on either the first or last business day of the participation period, whichever is lower. The number of shares purchased is based upon the participant’s elected withholding amount. At the end of each participation period such option is automatically exercised.

Employment Agreements

We have entered into employment agreements with our Chief Executive Officer, Collin J. D’Silva and our Chief Financial Officer, Michael A. Summers. The employment agreements with Messrs. D’Silva and Summers require these executives to devote their full time to our business activities, provided that they may serve as directors of or consultants to other companies that do not compete with us and for nonprofit corporations, civic organizations, professional groups and similar entities. These executives are not allowed to compete with us during the term of their employment and for one year after they are no longer our employee. Each agreement contains provisions under which these executive officers have agreed to maintain the confidentiality of information concerning us and which prohibits them from disclosing confidential information about our business to people outside of the Company, except for proper business purposes.

The employment agreement with Mr. D’Silva has a term of 22 months expiring December 2006. The employment agreement with Mr. Summers has an initial term of three years expiring July 2007. Each of these agreements may be extended unless we or the employee, as the case may be, give notice of an intention not to renew. If one of these officers is terminated for reasons other than an act of serious misconduct, the officer will be entitled to severance pay in an amount equal to his then current base annual salary.

PRINCIPAL AND SELLING STOCKHOLDERS

Principal Shareholders

This table shows the beneficial ownership of our common stock by our directors, for our current executive officers who are named in the Summary Compensation Table, by all of our current executive officers and directors as a group, and by each person we believe beneficially owns more than 5% of our outstanding common stock on or about the date of this Prospectus. Each stockholder named in this table has sole voting and investment power over the shares he beneficially owns and all such shares are owned directly by the stockholder unless otherwise indicated. Stock ownership information of persons other than our executive officers and directors is based on available information, including but not limited to, Schedules 13D, 13F or 13G filed with the Securities and Exchange Commission.

Name	Number of Shares Beneficially Owned		Percent of Class (1)
Directors and Executive Officers
Collin J. D’Silva, Director, President and Chief Executive Officer	4,739,488	(2)	9.6%
Michael A. Summers, Chief Financial Officer	116,667	(3)	*
Mitchell L. Murphy, Vice President, Secretary and Treasurer	168,667	(4)	*
Gregory J. Duman, Director	240,400	(5)	*
Jeffrey L. Sklar, M.D., Ph.D., Director	24,000	(6)	*
Roland J. Santoni, Director	25,000	(7)	*
Parag Saxena, Director	0	(8)	*
Gregory T. Sloma, Director	10,000	(9)	*
All directors and executive officers as a group (8 persons)	5,324,222	(10)	10.8%

Other Stockholders/Beneficial Owners
Kopp Investment Advisors, Inc.	9,595,430	(11)	19.5%
David M. Knott	5,024,867	(12)	9.9%
Mazama Capital Management, LLC	3,792,948	(13)	7.7%
LB I Group Inc.	3,960,396	(14)	8.1%
Michael A. Roth and Brian J. Stark	2,722,772	(15)	5.5%
Perceptive Life Sciences Master Fund, Ltd.	2,772,277	(16)	5.6%

*	Represents less than 1% of the outstanding Common Stock of the Company.

(1)	Applicable percentage ownership is based on 49,172,079 shares of common stock outstanding as of November 29, 2005, together with securities presently exercisable or convertible into shares of common stock and securities that the holder, as of November 29, 2005, had the right to exercise or convert into shares of common stock within sixty (60) days. Securities that are exercisable or convertible as described above are deemed to be outstanding and beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Consists of 2,771,538 shares owned by Mr. D’Silva, 1,400,000 shares owned by the Arthur P. D’Silva Trust, of which Collin J. D’Silva is the sole trustee, 484,616 shares owned by D’Silva, LLC, of which Mr. D’Silva is the managing member and vested options to purchase 83,334 shares at $1.03 per share. Mr. D’Silva also holds unvested options to purchase an additional 166,666 shares at $1.03 per share.

(3)	Consists of vested options to purchase 66,667 shares at $1.09 per share and 50,000 shares at $1.03 per share. Mr. Summers also holds unvested options to purchase an additional 33,333 shares at $1.09 per share and 100,000 shares at $1.03 per share.

(4)	Consists of 4,000 shares owned by Mr. Murphy and vested options to purchase 50,000 shares at $5.00 per share, 10,000 shares at $11.94 per share, 2,500 shares at $9.91 per share, 8,000 shares at $6.38 per share, 27,500 shares at $6.24 per share, 50,000 shares at $1.92 per share and 16,667 shares at $1.03 per share. Mr. Murphy also holds unvested options to purchase an additional 2,000 shares at $6.38 per share and 33,333 shares at $1.03 per share.

(5)	Consists of 25,400 shares owned by Mr. Duman and vested options to purchase 15,000 shares at $10.00 per share and 200,000 shares at $6.00 per share. Mr. Duman also holds unvested options to purchase an additional 5,000 shares at $2.57 per share.

(6)	Consists of vested options to purchase 15,000 shares at $5.00 per share and 9,000 shares at $13.00 per share. Dr. Sklar also holds unvested options to purchase an additional 3,000 shares at $6.38 per share, 6,000 shares at $6.16 per share, 5,000 shares at $2.57 per share and 5,000 shares at $1.09 per share.

(7)	Consists of 2,500 shares owned by Mr. Santoni and vested options to purchase 17,500 shares at $10.00 per share and 5,000 shares at $2.57 per share. Mr. Santoni also holds unvested options to purchase an additional 3,000 shares at $6.16 per share, 3,000 shares at $6.00 per share and 5,000 shares at $2.57 per share.

(8)	Mr. Saxena holds unvested options to purchase 15,000 shares at $1.09 per share.

(9)	Consists of vested options to purchase 10,000 shares at $2.57 per share. Mr. Sloma also holds unvested options to purchase an additional 5,000 shares at $2.57 per share.

(10)	Includes vested options to acquire 636,168 shares of common stock.

(11)	The address of Kopp Investment Advisors, Inc. is 7701 France Avenue South, Suite 500, Edina, Minnesota 55435.

(12)	Consists of 3,960,396 shares of common stock held in the names of Knott Partners, L.P.; Matterhorn Offshore Fund Ltd; Common Fund Hedged Equity Company; Shoshone Partners, L.P.; Anno, L.P.; and Good Steward Trading Company (collectively, the “Knott Companies”) and warrants to purchase an additional 1,064,471 shares at $1.20 per share. These shares are beneficially owned by David M. Knott and Dorset Management Corporation. The address of David M. Knott and Dorset Management Group is 485 Underhill Boulevard, Suite 205, Syosset, New York 11791. In addition to the foregoing shares and warrants, the Knott Companies hold warrants to purchase an additional 519,687 shares at $1.20 per share. These warrants are subject to a conversion cap which precludes the holder thereof from exercising such warrants to the extent that such owner would beneficially own in excess of 9.9% of the Company’s common stock.

(13)	The address of Mazama Capital Management, LLC is One Southwest Columbia Street, Suite 1500, Portland Oregon 97258.

(14)	Consists of 3,960,396 shares of common stock held in the name of LB I Group Inc. Lehman Brothers Holdings Inc. beneficially owns these shares along with Lehman Brothers Inc. and LB I Group Inc. The address of each of these beneficial owners is 745 Seventh Avenue, New York, New York 10019. In addition to these shares, LB I Group Inc. holds warrants to purchase an additional 1,584,158 shares at $1.20 per share. These warrants are subject to a conversion cap which precludes the holder thereof from exercising such warrants to the extent that such owner would beneficially own in excess of 4.9% and 9.9% of the Company’s common stock.

(15)	Consists of 2,722,772 shares of common stock held in the name of SF Capital Partners Ltd. The named individuals are the managing members of Stark Offshore Management, LLC, which is the investment manager of SF Capital Partners Ltd. and has sole voting and dispositive power over the shares. The named individuals have disclaimed beneficial ownership of the shares. The address for the named individuals is 3600 South Lake Drive, St. Francis, Wisconsin 53235. In addition to these shares, SF Capital Partners Ltd. holds warrants to purchase an additional 1,089,109 shares at $1.20 per share. These warrants are subject to a conversion cap which precludes the holder thereof from exercising such warrants to the extent that such owner would beneficially own in excess of 4.9% and 9.9% of the Company’s common stock.

(16)	Consists of 1,980,198 shares owned by Perceptive Life Sciences Master Fund, Ltd. and warrants to purchase an additional 792,079 shares at $1.20 per share. The warrants are subject to a conversion cap which precludes the holder thereof from exercising such warrants to the extent that such owner would beneficially own in excess of 9.9% of the Company’s common stock. The address of Perceptive Life Sciences Master Fund, Ltd. is c/o Perceptive Advisors, 7284 W. Palmetto Park Road, Suite 306, Boca Raton, Florida 33433.

Selling Stockholders

The shares offered by this Prospectus may be sold from time to time by the selling stockholders named in the following table. The number of shares these selling stockholders are offering under this Prospectus will be adjusted to reflect any additional shares of common stock which may become issuable to the selling stockholders by reason of any stock dividend, stock split or other similar transaction effected without the receipt of consideration and which results in an increase in the number of our outstanding shares of common stock or which otherwise increases the number of shares issuable upon conversion of the loan proceeds or upon the exercise of the warrants under which such shares may by issued.

The following table also sets forth the total number of shares of our common stock beneficially owned by each of the selling stockholders and the percentage of our total outstanding shares of common stock that each selling stockholder beneficially owns. Percentage ownership is based on the shares of our common stock outstanding on or about the date of this Prospectus plus the shares that may be issued to certain of the selling stockholders and which may be sold under this Prospectus. The estimate of shares owned after this offering assumes that all shares offered by the Prospectus are sold. These estimates may prove to be inaccurate because the selling stockholders may offer all or some of their shares and because there are no agreements, arrangements or understandings with respect to the sale of any of the shares.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name	Number	Percentage(1)	Shares to be Sold	Number	Percentage
Laurus Master Fund, Ltd.(2)	1,075,000	2.1%	1,075,000	0	*
TN Capital Equities, Ltd.(3)	61,484	*	61,484	0	*
Kopp Emerging Growth Fund (4)	9,595,430	19.5%	2,050,000	7,545,430	15.3%
Oppenheimer & Co. Inc.(5)	932,859	1.9%	932,859	0	*
LB I Group Inc.(6)	3,960,396	8.1%	5,544,554	0	*
Knott Partners, L.P.(7), (8)	1,990,800	4.0%	1,990,800	0	*
Matterhorn Offshore Fund Ltd.(7), (9)	2,181,754	4.4%	2,181,754	0	*
Common Fund Hedged Equity Company(7),(10)	249,200	*	249,200	0	*
Shoshone Partners, L.P.(7), (11)	989,800	2.0%	989,800	0	*
Anno, L.P.(7), (12)	62,300	*	62,300	0	*
Good Steward Trading Company(7), (13)	70,700	*	70,700	0	*
SF Capital Partners Ltd.(14)	2,722,772	5.5%	3,811,881	0	*
Perceptive Life Sciences Master Fund, Ltd.(15)	2,772,277	5.6%	2,772,277	0	*
Iroquois Master Fund Ltd.(16)	1,732,674	3.5%	1,732,674	0	*
Saffron Capital Int’l Fund Ltd.(17)	693,070	1.4%	693,070	0	*
RAQ, LLC(18)	346,535	*	346,535	0	*
Omicron Master Trust(19)	346,535	*	346,535	0	*
Endeavor Asset Management, L.P.(20)	103,960	*	103,960	0	*

*	less than 1%

(1)	Applicable percentage ownership is based on 49,172,079 shares of common stock outstanding as of November 29, 2005, together with securities presently exercisable or convertible into shares of common stock and securities that the holder, as of November 29, 2005, had the right to exercise or convert into shares of common stock within sixty (60) days. Securities that are exercisable or convertible as described above are deemed to be outstanding and beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Shares to be sold consist 1,075,000 shares issuable upon the exercise of warrants. The warrants are subject to a conversion cap which precludes the holder thereof from exercising such warrants to the extent that such owner would beneficially own in excess of 4.99% of the Company’s common stock. However, Laurus may elect to waive the 4.99% limitation with 75 days notice.

(3)	All shares to be sold and beneficially owned represent shares issuable upon the exercise of warrants. TN Capital Equities, Ltd. (“TerraNova”) served as broker for the agreements entered into between the Company and Laurus. Warrants were issued to TerraNova as partial compensation for their services as broker.

(4)	Kopp Investment Advisors, LLC acts as the advisor to Kopp Emerging Growth Fund. Voting and dispositive power over the shares held by Kopp Emerging Growth Fund are exercised by a portfolio management committee of Kopp Investment Advisors, LLC presently consisting of LeRoy Kopp, Sally Anderson and Steven Crowley.

(5)	All shares to be sold and beneficially owned represent shares issuable upon the exercise of warrants. Oppenheimer & Co. Inc. (“Oppenheimer”) served as placement agent for the private placement of securities to various institutional investors which closed on October 31, 2005. Warrants were issued to Oppenheimer as partial compensation for their services as placement agent.

(6)	Lehman Brothers Holdings Inc., Lehman Brothers Inc. and LB I Group Inc. have voting and dispositive power over these shares. Shares beneficially owned consist of 3,960,396 shares of common stock held in the name of LB I Group Inc. Shares to be sold also include warrants to purchase an additional 1,584,158 shares at $1.20 per share. These warrants are subject to a conversion cap which precludes the holder thereof from exercising such warrants to the extent that such owner would beneficially own in excess of 4.9% and 9.9% of the Company’s common stock.

(7)	David M. Knott and Dorset Management Group have sole or shared voting and dispositive power over these shares and warrants.

(8)	Shares owned and to be sold consist of 1,422,000 shares of common stock and warrants to purchase an additional 586,800 shares at $1.20 per share. The warrants are subject to a conversion cap which precludes the holder thereof from exercising such warrants to the extent that such owner would beneficially own in excess of 9.9% of the Company’s common stock.

(9)	Shares owned and to be sold consist of 1,558,396 shares of common stock and warrants to purchase an additional 623,358 shares at $1.20 per share. The warrants are subject to a conversion cap which precludes the holder thereof from exercising such warrants to the extent that such owner would beneficially own in excess of 9.9% of the Company’s common stock.

(10)	Shares owned and to be sold consist of 178,000 shares of common stock and warrants to purchase an additional 71,200 shares at $1.20 per share. The warrants are subject to a conversion cap which precludes the holder thereof from exercising such warrants to the extent that such owner would beneficially own in excess of 9.9% of the Company’s common stock.

(11)	Shares owned and to be sold consist of 707,000 shares of common stock and warrants to purchase an additional 282,800 shares at $1.20 per share. The warrants are subject to a conversion cap which precludes the holder thereof from exercising such warrants to the extent that such owner would beneficially own in excess of 9.9% of the Company’s common stock.

(12)	Shares owned and to be sold consist of 44,500 shares of common stock and warrants to purchase an additional 17,800 shares at $1.20 per share. The warrants are subject to a conversion cap which precludes the holder thereof from exercising such warrants to the extent that such owner would beneficially own in excess of 9.9% of the Company’s common stock.

(13)	Shares owned and to be sold consist of 50,500 shares of common stock and warrants to purchase an additional 20,200 shares at $1.20 per share. The warrants are subject to a conversion cap which precludes the holder thereof from exercising such warrants to the extent that such owner would beneficially own in excess of 9.9% of the Company’s common stock.

(14)	Michael A. Roth and Brian J. Stark, as managing members of Stark Offshore Management, LLC, which is the investment manager of SF Capital Partners Ltd., have sole voting and dispositive power over these shares. Shares beneficially owned consist of 2,722,772 shares of common stock held in the name of SF Capital Partners Ltd. Shares to be sold also include warrants to purchase an additional 1,584,158 shares at $1.20 per share. These warrants are subject to a conversion cap which precludes the holder thereof from exercising such warrants to the extent that such owner would beneficially own in excess of 4.9% and 9.9% of the Company’s common stock.

(15)	Consists of 1,980,198 shares owned by Perceptive Life Sciences Master Fund, Ltd. and warrants to purchase an additional 792,079 shares at $1.20 per share. The warrants are subject to a conversion cap which precludes the holder thereof from exercising such warrants to the extent that such owner would beneficially own in excess of 9.9% of the Company’s common stock.

(16)	Shares owned and to be sold consist of 1,237,624 shares of common stock and warrants to purchase an additional 495,050 shares at $1.20 per share.

(17)	Shares owned and to be sold consist of 495,050 shares of common stock and warrants to purchase an additional 198,020 shares at $1.20 per share.

(18)	Shares owned and to be sold consist of 247,525 shares of common stock and warrants to purchase an additional 99,010 shares at $1.20 per share.

(19)	Shares owned and to be sold consist of 247,525 shares of common stock and warrants to purchase an additional 99,010 shares at $1.20 per share.

(20)	Shares owned and to be sold consist of 74,257 shares of common stock and warrants to purchase an additional 29,703 shares at $1.20 per share.

Each selling stockholder acquired, or will acquire, the shares to be sold by such selling stockholder in the ordinary course of business and, at the time of acquisition of such shares, no selling stockholder had any agreement or understanding, directly or indirectly, to distribute such shares.

DESCRIPTION OF CAPITAL STOCK

General

We can issue up to 100,000,000 shares of our common stock and 15,000,000 shares of our preferred stock. At November 29, 2005, there are 49,172,079 shares of our common stock outstanding. We have not issued any shares of preferred stock. You should read the following summary description of our capital stock in conjunction with our certificate of incorporation and our bylaws, each of which is available upon request.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders; the payment of any dividends declared by the Board of Directors out of legally available funds, after the superior rights of any preferred stockholders have been satisfied and share ratably in company assets available for distribution to them in the event of the liquidation, dissolution, distribution of assets or winding up of the Company.

The holders of common stock do not have cumulative voting rights. As a result, the holders of a majority of the outstanding common stock can elect all the directors of the company. The remaining common stock holders will not be able to elect any directors. The holders of common stock have no preemptive or other subscription rights, and there are no conversion, redemption or sinking fund provisions with respect to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable. The common stock has a par value of $0.01 per share.

Preferred Stock

The Board of Directors is authorized to issue up to 15,000,000 shares of preferred stock in one or more series and to fix the rights, powers, preferences, qualifications, limitations and restrictions granted to or imposed on the preferred stock. The authority of the Board of Directors includes the right to fix dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of a series, without any further vote or action by the stockholders. The preferred stock may be issued with a preference over the common stock as to the payment of dividends. The Board of Directors, without stockholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company. For the foregoing reasons, any preferred stock we issue could adversely affect your rights as a holder of our common stock. We do not have any present plans to issue preferred stock.

Warrants

At November 29, 2005, warrants representing 8,062,577 common shares are outstanding at exercise prices ranging from $1.18 to $3.27 per share. These warrants have terms expiring from 2007 to 2010. All of the warrants contain provisions for the adjustment of the exercise price and the aggregate number of shares that may be issued upon the exercise of the warrant if a stock dividend, stock split, reorganization, reclassification or consolidation occurs. Additionally, the warrants held by Laurus Master Fund, Ltd. contain a provision for the adjustment of the exercise price and the aggregate number of shares that may be issued upon the exercise of the warrant in the event that we issue shares of our common stock at a price per share which is less than the exercise price in effect at the time of such issuance.

Options

At November 29, 2005, options to purchase 5,541,015 shares of our common stock are outstanding at exercise prices ranging from $1.00 to $13.00 per share. Additional options to acquire 705,216 shares of common stock may be issued in the future under our Stock Option Plan.

Anti-takeover Provisions of Delaware Law and Charter Provisions

Delaware Law.

In general, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to that date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Charter Provisions

Our Third Amended and Restated Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of Transgenomic. First, our certificate of incorporation provides that all stockholder actions must be effected at a duly called meeting of holders and not by a consent in writing. Second, our bylaws provide that special meetings of the holders may be called only by the chairman of the Board of Directors, the Chief Executive Officer or our Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Third, our certificate of incorporation provides that our Board of Directors can issue up to 15,000,000 shares of preferred stock, as described under “Preferred Stock” above. Fourth, our certificate of incorporation and the Bylaws provide for a classified Board of Directors in which approximately one-third of the directors would be elected each year. Consequently, any potential acquirer would need to successfully complete two proxy contests in order to take control of the Board of Directors. As a result of the provisions of the certificate of incorporation and Delaware law, stockholders will not be able to cumulate votes for directors. Fifth, our certificate of incorporation prohibits a business combination with an interested stockholder without the approval of the holders of 75% of all voting shares and the vote of a majority of the voting shares held by disinterested stockholders, unless it has been approved by a majority of the disinterested directors. Finally, our bylaws establish procedures, including advance notice procedures, with regard to the nomination of candidates for election as directors and stockholder proposals. These provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control or management of our company.

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A. has been appointed as the transfer agent and registrar for our common stock.

National Market Listing

Our common stock is listed on the Nasdaq Stock Market’s National Market under the symbol TBIO.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledges, assignees, donees selling shares received from such selling stockholders as a gift, and successors-in-interest may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this Prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including certain fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

To the extent required, we will amend or supplement this Prospectus to disclose material arrangements regarding the plan of distribution.

To comply with the securities laws of certain jurisdictions, registered or licensed brokers or dealers may need to offer or sell the shares offered by this Prospectus. The applicable rules and regulations under the Securities Exchange Act of 1934, as amended, may limit any person engaged in a distribution of the shares of common stock covered by this Prospectus in its ability to engage in market activities with respect to such shares. A selling stockholder, for example, will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, which provisions may limit the timing of purchases and sales of any shares of common stock by that selling stockholder.

EXPERTS

The consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to an extension of the waiver of the borrowing base limit through March 31, 2006 and the restatement of the Company’s consolidated statements of cash flows for the years ended December 31, 2004 and 2003), appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL OPINIONS

The validity of the common stock offered by this Prospectus has been passed upon for us by Kutak Rock LLP, Omaha, Nebraska.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy the materials we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, as well as at the SEC’s regional office at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our SEC filings are also available to the public from the SEC’s World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

We make reports filed by us with the SEC available free of charge on our website as soon as reasonably practical after these reports are filed. We maintain a site on the World Wide Web at www.transgenomic.com. The information contained in our website is not part of this Prospectus and you should not rely on it in deciding whether to invest in our common stock.

TRANSGENOMIC INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

As of September 30, 2005

(Dollars in thousands except per share data)

September 30, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,361
Short-term investments	1,556
Accounts receivable (net of allowances for bad debts of $896)	8,729
Inventories	4,101
Prepaid expenses and other current assets	652

Total current assets	16,399

PROPERTY AND EQUIPMENT:
Land and buildings	2,221
Equipment	18,066
Furniture and fixtures	5,833

26,120
Less: accumulated depreciation	15,509

10,611
GOODWILL	638
OTHER ASSETS	4,141

$31,789

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,463
Accrued expenses	4,383
Accrued compensation	530
Line of credit	6,935
Current portion of long-term debt	675

Total current liabilities	14,986
Long-term debt	1,226

Total liabilities	16,212

COMMITMENTS AND CONTINGENCIES (Note F)
STOCKHOLDERS’ EQUITY:
Preferred stock, $.01 par value, 15,000,000 shares authorized, none outstanding	—
Common stock, $.01 par value, 60,000,000 shares authorized, 34,246,336 shares outstanding	348
Additional paid-in capital	125,058
Accumulated other comprehensive income	1,051
Accumulated deficit	(110,880)

Total stockholders’ equity	15,577

$31,789

See notes to consolidated financial statements.

TRANSGENOMIC INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Nine Months Ended September 30, 2005 and 2004

(Dollars in thousands except per share data)

	Nine Months Ended September 30,
	2005	2004
Net sales	$23,711	$25,834
Cost of goods sold	13,609	18,484

Gross profit	10,102	7,350
Operating expenses:
Selling, general and administrative	10,023	12,866
Research and development	1,696	5,344
Impairment charges (Notes C and D)	247	11,964

	11,966	30,174

Income (Loss) from operations	(1,864)	(22,824)
Other income (expense):
Interest expense (Note E)	(1,919)	(1,684)
Loss on debt extinguishment	—	(2,859)
Other income (expense), net	31	(161)

	(1,888)	(4,704)

Income(loss) before income taxes	(3,752)	(27,528)
Current income tax expense (benefit)	27	(94)

Net income (loss)	$(3,779)	$(27,434)

Basic and diluted weighted average shares outstanding	32,837,078	28,951,230
Net income (loss) per common share—basic and diluted	$(0.12)	$(0.95)

See notes to consolidated financial statements.

TRANSGENOMIC INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2005 and 2004

(Dollars in thousands except per share data)

	Nine Months Ended September 30,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,779)	$(27,434)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and amortization	3,294	3,607
Impairment charges	247	11,964
Loss on debt extinguishment	—	2,859
Non-cash financing costs	1,298	759
(Gain)/Loss on sale of securities	(9)	370
Other	2	12
Changes in operating assets and liabilities:
Accounts receivable	(626)	(2,469)
Inventories	960	819
Prepaid expenses and other current assets	650	(69)
Accounts payable	(912)	100
Accrued expenses	(3,101)	774

Net cash flows from operating activities	(1,976)	(8,708)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the maturities and sale of available for sale securities	617	2,768
Purchase of property and equipment	(554)	(1,250)
Proceeds from sales of property and equipment	139	—
Change in other assets	34	26

Net cash flows from investing activities	236	1,544
CASH FLOWS FROM FINANCING ACTIVITIES:
Advances on line of credit	15,367	19,691
Payments on line of credit	(12,848)	(13,594)
Proceeds from long-term debt	—	2,750
Payments on long-term debt	(178)	(1,729)
Issuance of common stock, net of expenses	(35)	67

Net cash flows from financing activities	2,306	7,185
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH	(207)	(137)

NET CHANGE IN CASH AND CASH EQUIVALENTS	359	(116)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,002	1,241

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,361	$1,125

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$491	$390
Income taxes, net	27	(94)
Non-cash transactions:
Available for sale securities received for goods and services	2,099	3,137
Conversions of debt to equity	2,535	2,000

See notes to consolidated financial statements.

TRANSGENOMIC, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2005 and 2004

(Dollars in thousands except per share data)

A. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated financial statements of Transgenomic, Inc. and Subsidiaries (the “Company”) have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. In the opinion of management of the Company, all adjustments (consisting of only normal and recurring items) have been made to present fairly the financial positions, the results of operations and cash flows for the periods presented.

The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year.

Although the Company believes that the disclosures are adequate to make the information presented not misleading, these financial statements should be read in conjunction with the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 that are included elsewhere in this Registration Statement.

As discussed in Note L, the Company completed a private placement of additional common stock and warrants subsequent to September 30, 2005 which allowed it to repay outstanding indebtedness to Laurus Master Funds Ltd. (“Laurus”) and provided $5,374 in additional working capital. While the Company’s management believes that existing sources of liquidity are sufficient to meet expected cash needs through 2006, the Company has experienced recurring net losses and has historically relied upon cash flows from investing and financing activities to offset significant cash outflows from operating activities. To the extent necessary, the Company’s management believes that they can manage costs and expenses at reduced levels to conserve working capital. The need for any such cost and expense reductions would likely delay implementation of the Company’s business plan. Ultimately, the Company must achieve sufficient revenues in order to generate positive net earnings and cash flows from operations.

Business Description

The Company develops, manufactures and sells innovative products for the analysis, synthesis and purification of nucleic acids through two operating segments, BioSystems and Nucleic Acids.

The BioSystems operating segment develops, assembles, manufactures and markets versatile products and provides analytical services to the medical research, clinical and pharmaceutical markets for use in genetic variation analysis. Products and services are sold through a direct sales force in the United States and throughout much of Western Europe. For the rest of the world, products and services are sold through more than 25 dealers and distributors located in those local markets. Net sales from this operating segment are categorized as bioinstruments, bioconsumables and Discovery Services.

•	Bioinstruments. The flagship product of the BioSystems operating segment is the WAVE system which has broad applicability to genetic variation detection in both molecular genetic research and molecular diagnostics. There was a world-wide installed base of 1,241 WAVE systems as of September 30, 2005. Additionally, this operating segment utilizes its sales and distribution network to sell a number of independent, third party equipment platforms. Service contracts to maintain installed systems are sold and supported by technical support personnel.

•	Bioconsumables. The installed WAVE base generates a demand for consumables that are required for the system’s continued operation. These products are developed, manufactured and sold by this operating segment. In addition, the BioSystems operating segment manufactures and sells consumable products that can be used on multiple, independent platforms. These products include SURVEYOR Nuclease and a range of HPLC separation columns.

•	Discovery Services. The BioSystems operating segment provides various genetic laboratory services through a contract research lab in Gaithersburg, Maryland and a second laboratory in Omaha, Nebraska that operates in a Good Laboratory Practices (“GLP”) compliant environment and is certified under the Clinical Laboratory Improvement Amendment. The services provided primarily include (1) genomic biomarker analysis services to pharmaceutical and biopharmaceutical companies to support preclinical and clinical development of targeted therapeutics; and (2) molecular-based testing for hematology, oncology and certain inherited diseases for physicians and third-party laboratories.

TRANSGENOMIC, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Nine Months Ended September 30, 2005 and 2004

(Dollars in thousands except per share data)

The Nucleic Acids operating segment develops, manufactures and markets chemical building blocks for nucleic acid synthesis to biotechnology, pharmaceutical, oligonucleotide synthesis companies and research institutions throughout the world. These products are produced primarily in this operating segment’s only facility in Glasgow, Scotland. Prior to November 11, 2004, this operating segment also manufactured synthesized segments of large-scale, GMP nucleic acids (known as oligonucleotides) in a facility in Boulder, Colorado. On November 11, 2004, the assets associated with this facility were sold to an unaffiliated, third party. As a result, the Nucleic Acids operating segment no longer manufactures and sells these specialized oligonucleotides. A substantial portion of this operating segment’s revenues during 2005 and 2004 have been derived from one customer.

Principles of Consolidation.

The condensed consolidated financial statements include the accounts of Transgenomic, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates.

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates of the valuation of long-term inventory are subject to considerable estimation error due to the inherent uncertainty in projecting sales of this product over a period of years. In addition, estimates and assumptions associated with the determination of fair value of certain assets and related impairments, and the determination of goodwill impairments require considerable judgment by management. Actual results could differ from the estimates and assumptions used in preparing these financial statements.

Cash and Cash Equivalents.

For purposes of reporting cash flows, cash and cash equivalents include cash and temporary investments with original maturities at acquisition of three months or less.

Accounts Receivable.

Accounts receivable are shown net of allowance for doubtful accounts. The following is a summary of activity for the allowance for doubtful accounts.

	September 30,
	2005	2004
Beginning balance	$1,051	$549
Charges to income	—	46
Deductions from reserves	155	15

Ending balance	$896	$580

Revenue Recognition.

Revenue on the sales of products is recognized in accordance with the terms of the sales arrangement. Such recognition is based on receipt of an unconditional customer order and transfer of title and risk of ownership to the customer, typically upon shipment of the product. Our sales terms do not provide for the right of return unless the product is damaged or defective. Revenues from certain services associated with our analytical instruments, to be performed subsequent to shipment of the products, is deferred and recognized when the services are provided. Such services, mainly limited to installation and training services that are not essential to the functionality of the instruments, typically are performed in a timely manner subsequent to shipment of the instrument. The Company also enters into various service contracts that cover installed WAVE systems. These contracts cover specific time periods and revenue associated with these contracts is deferred and recognized over the service period. At September 30, 2005, deferred revenue associated with the Company’s service contracts was approximately $1,600 and is included in “accrued expenses” in the accompanying unaudited consolidated balance sheets.

TRANSGENOMIC, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Nine Months Ended September 30, 2005 and 2004

(Dollars in thousands except per share data)

During the nine months ended September 30, 2004, the Company recognized approximately $646 of product sales under bill-and-hold arrangements. Under these arrangements, the customer had accepted title and risk of ownership to the product, but had requested that the Company store the product on behalf of the customer, in a rented freezer, until the nine months ended September 30, 2004. There were no sales under bill-and-hold arrangements recognized during the nine months ended September 30, 2005.

Stock Based Compensation.

The Company accounts for its employee stock option grants under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, which utilizes the intrinsic value method. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company’s common stock at the date of grant over the stock option exercise price. Stock option grants to non-employees are accounted for using the fair value method of accounting in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, using the Black-Scholes model.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

	September 30,
	2005	2004
Net Income (Loss):
As reported	$(3,779)	$(27,434)
Less pro forma stock-based employee compensation expense determined under fair value method, net of related tax	(504)	(764)

Pro forma	$(4,283)	$(28,198)

Basic and Diluted Income (Loss) Per Share:
As reported	$(0.12)	$(0.95)
Pro forma	$(0.13)	$(0.97)

The weighted average fair value of options granted during the nine months ended September 30, 2005 and 2004 was $0.63 per share and $1.34 per share, respectively. The fair value of each stock option granted is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for options granted during the nine months ended September 30, 2005 and 2004: no common stock dividends; risk-free interest rates of 4.14% to 4.79%; 95% volatility in 2005 and 85% in 2004; and an expected option life of 3 years. At September 30, 2005, the weighted average remaining contractual life of options outstanding was 5.5 years.

Translation of Foreign Currency.

Financial statements of subsidiaries outside the U.S. are measured using the local currency as the functional currency. The adjustments to translate those amounts into U.S. dollars are accumulated in a separate account in stockholders’ equity and are included in other comprehensive income. Foreign currency transaction gains or losses resulting from changes in currency exchange rates are included in the determination of net income (loss). Foreign currency transaction adjustments increased operating expenses by approximately $237 during the nine months ended September 30, 2005 and reduced operating expenses by approximately $135 during the nine months ended September 30, 2004.

Earnings or Loss Per Share.

Basic earnings or loss per share is calculated based on the weighted-average number of common shares outstanding during each period. Diluted earnings or loss per share includes shares issuable upon exercise of outstanding stock options and warrants or conversion of convertible notes, where dilutive. For all periods presented, basic and diluted weighted average shares outstanding and loss per share are identical, since all potentially dilutive securities are antidilutive. Potentially dilutive securities consist of stock options and warrants representing 5,541,015 and 1,159,421 shares of common stock, respectively, at September 30, 2005,. Additionally, the Company’s gross indebtedness to Laurus totaling $8,263 at September 30, 2005 is convertible into the Company’s

TRANSGENOMIC, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Nine Months Ended September 30, 2005 and 2004

(Dollars in thousands except per share data)

common stock at $1.00 per share, which was the closing price of the Company’s common stock on September 30, 2005. As described in Note L, this indebtedness was repaid subsequent to September 30, 2005.

Recently Issued Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, “Share-Based Payment”. SFAS No.123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25 and generally requires that such transactions be accounted for using a fair-value-based method. The Company expects to adopt this standard on January 1, 2006. The Company is currently assessing the final impact of this standard on its financial position, results of operations or cash flows. This assessment includes evaluating option valuation methodologies and assumptions as well as potential changes to compensation strategies.

On November 24, 2004, the FASB issued SFAS No. 151, “Inventory Costs” – an amendment of ARB No. 43. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be excluded from the cost of inventory and expensed when incurred. It also requires that allocation of fixed production overhead be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for the Company on January 1, 2006. The Company is currently assessing the final impact of this standard on its financial position, results of operations or cash flows.

B. INVENTORIES

Inventories consisted of the following at September 30, 2005.

	BioSystems	Nucleic Acids	Total
Finished Goods	$2,155	$1,529	$3,684
Raw materials and work in process	516	2,393	2,909
Demonstration inventory	123	—	123

	2,794	3,922	6,716
Less inventory classified as a long-term asset	—	2,615	2,615

Net Inventory	$2,794	$1,307	$4,101

The Nucleic Acids operating segment inventory at September 30, 2005 consisted primarily of chemical building blocks for synthetic nucleic acids (know as phosphoramadites) and the raw materials to produce phosphoramadites which are used and produced at the Company’s facility in Glasgow, Scotland. As of September 30, 2005, the Company has classified a portion of this inventory as a long-term other asset based on its existing sales forecasts for these products.

The Company periodically evaluates its inventory of phosphoramadites to determine whether they continue to meet quality and other specifications and over what time period such products are expected to be sold. Product that does not meet quality and other specifications can generally be re-worked to enhance purity. Costs to purify such product and related yield losses are expensed as incurred.

C. GOODWILL

Goodwill totaled $638 at September 30, 2005 and related entirely to the BioSystems. The following summarizes goodwill adjustments for the nine months ended September 30, 2005 and 2004.

	Nine Months Ended September 30,
	2005	2004
Beginning balance	$638	$10,503
Adjustments	—	(9,865)

Ending balance	$638	$638

TRANSGENOMIC, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Nine Months Ended September 30, 2005 and 2004

(Dollars in thousands except per share data)

The Company recorded a charge of $9,865 during the nine months ended September 30, 2004 related to the impairment of goodwill associated with the Nucleic Acids operating segment. The amount of the impairment charges was based, in part, on an independent valuation performed by an unaffiliated valuation firm. The charge resulted from an interim period impairment test performed during the second quarter of 2004.

The interim period impairment test became necessary after the Company’s Board of Directors directed management during the second quarter of 2004 to explore strategic alternatives for the Nucleic Acids operating segment. This process included significant due diligence by management, third-party advisors and prospective independent buyers and other interested parties. Information obtained through this process indicated that it was more likely than not that the assets associated with the Nucleic Acids operating segment were impaired.

The Company also recorded a charge of $2,100 during the nine months ended September 30, 2004 related to the impairment of property and equipment associated with the Nucleic Acids operating segment.

D. OTHER ASSETS

Finite lived intangible assets and other assets consisted of the following at September 30, 2005.

	Cost	Accumulated Amortization	Net Book Value
Finite Lived Intangible Assets
Capitalized software	$2,132	$1,978	$154
Intellectual property	765	518	247
Patents	651	114	537

	3,548	2,610	938

Other Assets
Long Term Inventory	2,615	—	2,615
Deferred Financing Costs	576	326	250
Other	543	205	338

	3,734	531	3,203

Total	$7,282	$3,141	$4,141

During the nine months ended September 30, 2005, management determined that certain international patent pursuits were no longer consistent with the Company’s strategic plan. Accordingly, the Company recorded an impairment charge of $247 related to the abandonment of such pursuits.

Amortization expense for intangible assets was $717 and $728 for the nine months ended September 30, 2005 and 2004, respectively. Amortization expense for intangible assets is expected to be approximately $297 for the remainder of 2005, $342 in 2006, $331 in 2007, $62 in 2008, $134 in 2009, $134 in 2010 and $26 in 2011.

E. DEBT

Debt consisted of the following at September 30, 2005.

Credit Line (“Credit Line”) with Laurus
Gross amount due (accruing interest at 2% above prime or 8.75% at September 30, 2005, due December 2006)	$6,588
Debt premium	435
Debt discount—warrants	(61)
Debt discount—beneficial conversion premium	(27)

$6,935
Long-Term Debt with Laurus (“Term Note”)
Convertible debt (accruing interest at 2% above prime or 8.75% at September 30, 2005, due February 2007)	$1,675
Debt premium	226
Less current portion	(675)

$1,226

TRANSGENOMIC, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Nine Months Ended September 30, 2005 and 2004

(Dollars in thousands except per share data)

Funds available under the Credit Line are determined by a borrowing base equal to 90% of eligible accounts receivable balances plus up to $1,000 related to inventory balances.

On August 31, 2004, Laurus agreed to extend a then existing borrowing base waiver, defer certain payments due under the Term Note and reduce the interest rate on both of the Laurus Loans to 0% for any day the closing sale price of the Company’s common stock is at or above $1.75 per share. In return, the Company lowered the conversion price on each of the Laurus Loans to $1.00 per share and issued a warrant to Laurus covering an additional 400,000 common shares at an exercise price of $1.25 per share. The closing price of the Company’s common stock on August 31, 2004 was $1.20 per share.

The August 31, 2004 Laurus modifications were treated as extinguishments for financial reporting purposes since the change in present value of expected cash flows between the original and modified agreements is greater than 10%. As such, the Company recorded a loss on extinguishment of debt of $2,859 at August 31, 2004 reflecting the difference between (i) the recorded amount of debt, net of related discounts, of $7,427 and (ii) the fair value of the new debt instrument of $10,287 plus the fair value of the new warrants of $111. The difference between the fair value of the new debt of $10,287 and the face value of the debt of $8,572 represents a premium, which will be reflected as a reduction of interest expense over the life of the new debt.

On March 18, 2005, Laurus agreed to further extend the waiver of the borrowing base until March 31, 2006. In connection with this extension, the Company agreed to allow Laurus to convert $1,879 of the outstanding principal balance under the Credit Line into 3,600,000 shares of its common stock at $0.52 per share. In addition, on March 24, 2005 the Company agreed to allow Laurus to convert $650 of the outstanding principal balance of the Term Note into 1,250,000 shares of common stock at $0.52 per share. Laurus agreed to apply this Term Note conversion against substantially all remaining 2005 scheduled principal payments on such loan. The closing market price of the Company’s common stock the day before each of these conversions was $0.58 per share. No other provisions of the Company’s Credit Line or Term Note (collectively, the “Laurus Loans”) were modified, including the $1.00 conversion price for remaining debt. In conjunction with these conversions, the Company accelerated amortization of $409 of related debt premiums and discounts and recorded a charge of $1,365 related to the fair value of incremental shares received by Laurus.

Interest expense consisted of the following for the nine months ended September 30:

	2005	2004
Interest paid or accrued on outstanding debt	$477	$388
Amortization of debt premiums	(816)	—
Amortization of debt discounts – warrants	24	—
Amortization of debt discount – beneficial conversion feature	725	809
Fair value of incremental shares received by Laurus	1,365	—
Deferred Financing Costs	144	487

	$1,919	$1,684

As of September 30, 2005 principal repayments under the Term Note are scheduled as follows: $0 for the remainder of 2005, $875 in 2006, and $800 in 2007. As describe in Note L, the Company repaid the entire principal balance and terminated the Laurus Loans subsequent to September 30, 2005 with the proceeds from the private placement. Accordingly, the Company no longer has any borrowings which require scheduled principal and interest payments.

TRANSGENOMIC, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Nine Months Ended September 30, 2005 and 2004

(Dollars in thousands except per share data)

F. COMMITMENTS AND CONTINGENCIES

The Company is subject to a number of claims of various amounts, which arise out of the normal course of business. In the opinion of management, the disposition of claims currently pending will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company leases certain equipment, vehicles and operating facilities. The Company’s leases related to its operating facilities currently expire on various dates through 2010. At September 30, 2005, the future minimum lease payments required under non-cancelable lease provisions were approximately $359 for the remainder of 2005, $1,233 in 2006, $443 in 2007, $189 in 2008, $193 in 2009, and $167 in 2010. Rent expense related to all operating leases was approximately $968 and $1,689 for the nine months ended September 30, 2005 and 2004, respectively.

At September 30, 2005, the Company had firm commitments totaling $872 to purchase components used in WAVE Systems.

G. INCOME TAXES

Income tax recorded during the nine months ended September 30, 2005 and 2004 related to income taxes in states, foreign countries and other local jurisdictions offset by refunds received.

Due to the Company’s cumulative losses, expected losses in future years and inability to utilize any additional losses as carrybacks, the Company has not provided for an income tax benefit during the nine months ended September 30, 2005 or 2004 based on management’s determination that it was more likely than not that such benefits would not be realized. The Company will continue to assess the recoverability of deferred tax assets and the related valuation allowance. To the extent the Company begins to generate taxable income in future periods and it determines that such valuation allowance is no longer required, the tax benefit of the remaining deferred tax assets will be recognized at such time. As of September 30, 2005, the Company’s deferred tax assets were offset by a valuation allowance of approximately $41,227.

H. STOCKHOLDERS’ EQUITY

The following shows changes to the components of stockholders’ equity during the nine months ended September 30, 2005.

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Outstanding Shares	Par Value
Balance, January 1, 2005	29,330,874	$299	$120,798	$(107,101)	$2,539	$16,535
Net loss	—	—	—	(3,779)	(3,779)	(3,779)
Other comprehensive income (loss), net of tax of zero:
Foreign currency translation adjustment	—	—	—	—	(1,553)	(1,553)
Unrealized gain on available for sale securities	—	—	—	—	65	65

Comprehensive loss	—	—	—	—	(5,267)
Beneficial conversion premium	—	—	399	—	—	399
Issuance of shares upon conversion of Laurus Loans	4,900,000	48	2,487	—	—	2,535
Fair value of incremental shares issued	—	—	1,365	—	—	1,365
Issuance of shares for employee stock purchase plan	15,462	1	9	—	—	10

Balance, September 30, 2005	34,246,336	$348	$125,058	$(110,880)	$1,051	$15,577

During the nine months ended September 30, 2005, the Company issued zero and 4,900,000 shares, respectively, of common stock in conjunction with conversions under the Laurus Loans.

TRANSGENOMIC, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Nine Months Ended September 30, 2005 and 2004

(Dollars in thousands except per share data)

Date	Price	Shares Issued	Proceeds	Facility	Applied To
January 2005	$1.00	50,000	$50	Term Note	Principal
March 2005	$0.52	3,600,000	1,835	Credit Line	Principal
March 2005	$0.52	1,250,000	650	Term Note	Principal

		4,900,000	$2,535

I. STOCK OPTIONS

The following table summarizes activity under the 1997 Stock Option Plan during the nine months ended September 30, 2005.

	Number of Options	Weighted Average Exercise Price
Balance at January 1, 2005	5,088,037	$5.09
Granted	1,123,500	$1.04
Cancelled	(670,522)	$4.21

Balance at September 30, 2005	5,541,015	$4.37

Exercisable at September 30, 2005	4,396,281	$5.11

The following table summarizes information about options outstanding as of September 30, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
		(in years)
$ 1.00—$ 1.30	1,360,167	9.2	$1.08	558,384	$1.12
$ 1.31—$ 2.60	798,167	7.6	$1.91	510,682	$1.92
$ 2.61—$ 3.90	35,000	7.1	$2.90	23,334	$2.90
$ 3.91—$ 5.20	2,074,700	2.3	$5.00	2,074,700	$5.00
$ 5.21—$ 6.50	692,750	5.6	$6.15	662,150	$6.15
$ 6.51—$ 9.10	10,000	5.6	$9.00	10,000	$9.00
$ 9.11—$10.40	300,500	5.3	$9.88	296,500	$9.88
$10.41—$13.00	269,731	4.6	$12.80	260,531	$12.83

	5,541,015	5.5	$4.37	4,396,281	$5.11

J. OPERATING SEGMENT AND GEOGRAPHIC INFORMATION

Operations for the BioSystems and Nucleic Acids operating segments are evaluated based upon specific identification of revenues and expenses associated with the business activities resulting in a segment operating income. Expenses that cannot be directly identified to an operating activity or are considered corporate overhead are not allocated to the segments in arriving at operating income for the segment. Generally, decisions regarding asset allocation, financing, taxes or other items impacting the Company’s balance sheet are made at the corporate level and, accordingly, operating segment balance sheet information is not reviewed by operating decision makers.

The following table sets forth net sales and operating income (loss) by segment.

	Nine Months Ended September 30,
	2005	2004
Net Sales
BioSystems	$20,479	$18,450
Nucleic Acids	3,232	7,384

Total	$23,711	$25,834

Income (Loss) from Operations
BioSystems	$2,227	$(1,309)
Nucleic Acids	(630)	(17,073)
Corporate	(3,461)	(4,442)

Total	$(1,864)	$(22,824)

TRANSGENOMIC, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Nine Months Ended September 30, 2005 and 2004

(Dollars in thousands except per share data)

During the nine months ended September 30, 2005, sales to a large pharmaceutical company totaled $2,009 and represented 10% of net sales within the Company’s BioSystems operating segment and 9% of total consolidated net sales. Sales to this customer are governed by a non-binding master services agreement dated August 22, 2002.

During the nine months ended September 30, 2005, sales to Geron Corporation (“Geron”) totaled $1,729 and represented 54%, of net sales within the Company’s Nucleic Acids operating segment 7% total net consolidated sales. Sales to Geron are governed by a non-binding supply agreement dated June 15, 2002, as amended. Under the supply agreement and related addendums, Geron has historically paid the Company for goods and services with its common stock. The terms of each addendum generally provide that Geron pre-pay 50% of the total sales price of goods sold under the addendum upon execution of the addendum and the remaining 50% upon acceptance of the related goods and services. Geron shares received by the Company are restricted for resale until they are registered with the Securities and Exchange Commission. The Company assumes all market risk related to the value of these securities and any selling costs are paid by the Company. Once registered, it has been the Company’s intent and practice to sell such securities as soon as practical.

The following is a summary of Geron shares received and sold during the nine months ended September 30, 2005 and 2004.

Date Received	Shares	Product Sales Price	Date Sold	Net Proceeds	Gain (Loss)
January 2004	85,855	$959	February 2004	$ 932	$(27)
March 2004	33,662	$289	July 2004	$ 263	$(26)
April 2005	101,801	$608	May 2005	$ 617	$ 9
August 2005	151,550	$1,491	October 2005	$1,534	$ 43

K. RESTRUCTURING PLAN

The Company had accrued expenses associated with its 2004 restructuring plan of $368 at September 30, 2005 that relates primarily to future rents on closed facilities (net of projected sublease rents) of which $27 is expected to be paid during the remainder of 2005 and $341 in 2006 and thereafter.

L. SUBSEQUENT EVENT

On October 31, 2005, the Company closed on a private placement of securities to institutional investors. The securities issued consisted of: (i) 14,925,743 shares of the Company’s common stock, plus (ii) five-year, non-callable warrants to purchase another 5,970,297 shares of common stock with an exercise price of $1.20 per share (the “Offering”). The aggregate purchase price for the securities sold in the private placement was $1.01 per share of common stock initially being sold (the “Purchase Price”) or $15,075. In conjunction with the private placement, the Company issued a warrant to Oppenheimer & Co., Inc. (“Oppenheimer”) to purchase 932,859 shares at $1.20 per share as part of their placement fee for the private placement.

Contemporaneously with the closing of the private placement, the Company repaid all outstanding principal and accrued interest on the Laurus Loans, including fees to facilitate the private placement and prepayment penalties to Laurus in the sum of $824. As a result, the Credit Line with Laurus has been cancelled and is no longer available to the Company.

TRANSGENOMIC, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Nine Months Ended September 30, 2005 and 2004

(Dollars in thousands except per share data)

The Company is required to register all shares of common stock sold in the Offering and issuable upon exercise of the warrants. The common stock issued to these institutional investors may be sold in the secondary market at any time once such registration is effective. Failure to register these shares in a timely manner will subject the Company to liquidated damages of 1.5% of the aggregate purchase price per month for each successive 30-day period, calculated on a pro rata basis for any partial 30-day period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Transgenomic, Inc.

Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of Transgenomic, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Transgenomic, Inc. and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note O, during the first quarter of 2005, the Company obtained an extension of the waiver of the borrowing base limit through March 31, 2006.

As discussed in Note P, the Company restated its consolidated statements of cash flows for the years ended December 31, 2004 and 2003.

/s/ DELOITTE & TOUCHE LLP

Omaha, Nebraska

April 14, 2005 (May 25, 2005, as to the effects of the restatement discussed in Note P)

TRANSGENOMIC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2004 and 2003

(Dollars in thousands except per share data)

	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,002	$1,241
Accounts receivable (net of allowances for bad debts of $1,051 and $549)	10,197	10,877
Inventories	5,366	10,584
Prepaid expenses and other current assets	1,343	1,676

Total current assets	17,908	24,378
PROPERTY AND EQUIPMENT:
Land and buildings	2,427	2,239
Equipment	19,263	20,362
Furniture and fixtures	5,781	9,054

	27,471	31,655
Less: accumulated depreciation	13,946	12,951

	13,525	18,704
GOODWILL	638	10,503
OTHER ASSETS	5,387	3,721

	$37,458	$57,306

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$3,431	$3,580
Other accrued expenses	7,318	3,874
Accrued compensation	636	959
Line of credit	6,514	2,142
Current portion of long-term debt	825	1,693

Total current liabilities	18,724	12,248
Long-term debt	2,199	—

Total liabilities	20,923	12,248
COMMITMENTS AND CONTINGENCIES (Note F)
STOCKHOLDERS’ EQUITY:
Preferred stock, $.01 par value, 15,000,000 shares authorized, none outstanding	—	—
Common stock, $.01 par value, 60,000,000 shares authorized, 29,330,874 and 28,119,122 shares outstanding in 2004 and 2003, respectively	299	286
Additional paid-in capital	120,798	115,904
Accumulated other comprehensive income	2,539	1,597
Accumulated deficit	(107,101)	(72,729)

Total stockholders’ equity	16,535	45,058

	$37,458	$57,306

See notes to consolidated financial statements.

TRANSGENOMIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands except per share data)

	2004	2003	2002
NET SALES	$33,789	$33,866	$37,554
COST OF GOODS SOLD	24,596	24,315	19,569

Gross profit	9,193	9,551	17,985
OPERATING EXPENSES:
Selling, general and administrative	17,499	17,324	24,199
Research and development	6,685	9,305	12,201
Restructuring charges (Note N)	3,570	738	3,282
Impairment charges (Note C)	11,965	4,772	—
Gain on sale of facility (Note M)	(1,466)	—	—

	38,253	32,139	39,682
LOSS FROM OPERATIONS	(29,060)	(22,588)	(21,697)
OTHER INCOME (EXPENSE):
Interest expense	(2,383)	(315)	(62)
Loss on debt extinguishment	(2,859)	—	—
Other—net	(164)	10	499

	(5,406)	(305)	437
LOSS BEFORE INCOME TAXES	(34,466)	(22,893)	(21,260)
CURRENT INCOME TAX EXPENSE (BENEFIT)	(94)	65	105

NET LOSS	$(34,372)	$(22,958)	$(21,365)

BASIC AND DILUTED LOSS PER SHARE	$(1.19)	$(0.94)	$(0.91)
BASIC AND DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	29,006,241	24,483,861	23,582,687

See notes to consolidated financial statements.

TRANSGENOMIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands except per share data)

	Common Stock		Additional Paid in Capital	Unearned Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	Outstanding Shares	Par Value
Balance, January 1, 2002	23,606,003	$239	$113,260	$(158)	$(28,406)	$(81)	$(2,750)	$82,104
Net loss	—	—	—	—	(21,365)	(21,365)	—	(21,365)
Other comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	—	493	—	493
Unrealized gain on available for sale securities	—	—	—	—	—	(34)	—	(34)

Comprehensive loss	—	—	—	—	—	(20,906)	—
Issuance and exercise of stock options or warrants	81,900	1	460	(51)			—	410
Issuance of shares for employee stock purchase plan	56,842	—	214	—	—	—	—	214
Deferred compensation	—	—	—	131	—	—	—	131
Purchase of treasury stock	(232,700)	—	—	—	—	—	(438)	(438)

Balance, December 31, 2002	23,512,045	240	113,934	(78)	(49,771)	378	(3,188)	61,515
Net loss	—	—	—		(22,958)	(22,958)	—	(22,958)
Other comprehensive income (loss):							—
Foreign currency translation adjustment	—	—	—	—	—	1,219	—	1,219

Comprehensive loss	—	—	—	—	—	(21,739)	—
Issuance of stock options and warrants	—	—	386	—	—	—	—	386
Beneficial Conversion Premium	—	—	480	—	—	—	—	480
Issuance of shares	4,500,000	45	969	—	—	—	3,188	4,202
Issuance of shares for employee stock purchase plan	107,077	1	135	—	—	—	—	136
Amortization of unearned compensation				78	—	—	—	78

Balance, December 31, 2003	28,119,122	286	115,904	—	(72,729)	1,597	—	45,058
Net loss	—	—	—	—	(34,372)	(34,372)		(34,372)
Other comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	—	942	—	942

Comprehensive loss	—	—	—	—	—	(33,430)	—
Issuance of stock options and warrants	—	—	189	—	—	—	—	189
Beneficial Conversion Premium	—	—	2,420	—	—	—	—	2,420
Issuance of shares	1,134,850	12	2,198	—	—	—	—	2,210
Issuance of shares for employee stock purchase plan	76,902	1	87	—	—	—	—	88

Balance, December 31, 2004	29,330,874	$299	$120,798	$—	$(107,101)	$2,539	$—	$16,535

See notes to consolidated financial statements.

TRANSGENOMIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands except per share data)

	2004 (as restated, see Note P)	2003 (as restated, see Note P)	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(34,372)	$(22,958)	$(21,365)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and amortization	4,625	4,597	3,993
Non-cash restructuring charges (Note N)	2,027	364	1,698
Impairment charges (Note C)	11,965	4,772	—
Gain on sale of facility (Note M)	(1,466)	—	—
Non-cash financing costs	1,642	—	—
Loss on debt extinguishment	2,859	—	—
(Gain)/Loss on sale of securities	128	(64)	—
Other	18	93	131
Changes in operating assets and liabilities, net of acquisitions:
Purchase of trading securities	—	(1,566)	—
Proceeds from sale of trading securities	—	1,519	—
Accounts receivable	(3,334)	342	794
Inventories	2,611	2,887	(5,767)
Prepaid expenses and other current assets	(130)	334	527
Accounts payable	(268)	(1,509)	2,249
Accrued expenses	941	(1,828)	(204)

Net cash flows from operating activities	(12,754)	(13,017)	(17,944)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the maturities and sale of available for sale securities	4,269	4,000	39,355
Purchases of available for sale securities	—	—	(19,088)
Purchase of property and equipment	(1,758)	(6,413)	(11,468)
Change in other assets	522	(543)	(2,871)
Proceeds from sale of specialty oligonuceotide manufacturing facility (Note M)	3,000	—	—
Proceeds from asset sales	—	9	—

Net cash flows from investing activities	6,033	(2,947)	5,928
CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in line of credit	4,956	2,992	—
Proceeds from long-term debt	2,750	—	1,559
Payments on long-term debt	(1,779)	(35)	—
Issuance of common stock, net of expenses	71	4,338	624
Purchase of treasury stock	—	—	(438)

Net cash flows from financing activities	5,998	7,295	1,745
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH	484	175	393

NET CHANGE IN CASH AND CASH EQUIVALENTS	(239)	(8,494)	(9,878)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,241	9,735	19,613

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,002	$1,241	$9,735

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$560	$314	$30
Income taxes, net	(94)	70	120
Non-cash transactions:
Available for sale securities acquired for goods and services	4,397	277	—
Conversions of debt to equity	2,226	—	—

See notes to consolidated financial statements.

TRANSGENOMIC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands except per share data)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description.

Transgenomic, Inc., a Delaware corporation, and its subsidiaries (the “Company”) provide innovative products and services for the synthesis, purification and analysis of nucleic acids. The Company’s products and services include automated instrument systems, associated consumables, nucleic acid chemical building blocks, nucleic acid synthesis products, novel chemistry development for nucleic acids, and genetic variation discovery services. The Company develops, assembles, manufactures and markets its products and services to the life sciences industry to be used in research focused on molecular genetics of humans and other organisms. Such research could lead to development of new diagnostics and therapeutics. The Company’s business plan is to participate in the value chain associated with these activities by providing key technology, tools, consumables, biochemical reagents and services to those entities engaged in basic biomedical research and the development of diagnostics and therapeutic agents.

The Company operates in two reportable segments, BioSystems and Nucleic Acids. The BioSystems operating segment generates revenue from the sale of automated instrument systems and associated consumable products and services. The Nucleic Acids operating segment generates revenue from the sale of nucleic acid-based products and services.

The Company markets and sells these products primarily through a direct sales and support group in North America and Europe and through a network of distributors in the Pacific Rim and other international markets. These sales efforts are directed from the Company headquarters in Omaha, Nebraska and through a series of sales and support offices strategically located throughout the United States, Europe and Japan.

The Company has experienced recurring net losses and had an accumulated deficit of $107,101 at December 31, 2004. Based on the Company’s 2005 operating plan, management believes its existing sources of liquidity will be sufficient to meet its cash needs during 2005. If necessary, the Company’s management believes they can manage costs and expenses at reduced levels to conserve working capital. The need for any such cost and expense reductions during 2005 would likely delay implementation of the Company’s business plan. Additionally, management may pursue additional financing alternatives. Ultimately, the Company must achieve sufficient revenue levels to support its cost structure.

Principles of Consolidation.

The consolidated financial statements include the accounts of Transgenomic, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents.

For purposes of reporting cash flows, cash and cash equivalents include cash and temporary investments with original maturities at acquisition of three months or less.

Short Term Investments.

The Company classifies all of its short-term investments with maturities at acquisition of greater than three months as available for sale securities. Such short-term investments consist primarily of United States government and federal agency securities, corporate commercial paper and corporate debt that are stated at market value, with unrealized gains and losses on such securities reflected, net of tax, as other comprehensive income in stockholders’ equity. Realized gains and losses on short term investments are included in earnings and are derived using the specific identification method for determining the cost of securities. It is the Company’s intent to maintain a liquid portfolio to take advantage of investment opportunities; therefore, all securities are considered to be available for sale and are classified as current assets.

During 2003 and 2004, the Company accepted common stock from one of its customers (Geron Corporation) as payment for goods and services. These shares were classified as available-for-sale securities. Net losses on these securities of $128 during 2004 and net gains of $111 during 2003 were reflected as other expense on the consolidated statement of operations. Proceeds from the sales of these available for sale securities were reflected within net cash flows from investing activities.

TRANSGENOMIC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands except per share data)

Accounts Receivable.

Accounts receivable are shown net of allowance for doubtful accounts. The following is a summary of activity for the allowance for doubtful accounts during each of the three years ended December 31, 2004:

	Beginning Balance	Additional Charges to Income	Deductions from Reserve	Ending Balance
Year Ended December 31, 2004	$549	$534	$32	$1,051
Year Ended December 31, 2003	$450	$174	$75	$549
Year Ended December 31, 2002	$213	$418	$181	$450

While payment terms are generally 30 days, the Company has also provided extended payment terms of up to 90 days in certain cases.

Inventories.

Inventories are stated at the lower of cost or market. Cost is computed using standard costs for finished goods and average or latest actual cost for raw materials and work in process.

Property and Equipment.

Property and equipment are carried at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets as follows:

Buildings	15 years

Leasehold improvements	3 to 7 years

Furniture and fixtures	5 to 7 years

Production equipment	5 to 7 years

Computer equipment	3 to 5 years

Research and development equipment	3 to 5 years

Demonstration equipment	3 to 5 years

Depreciation of property and equipment totaled $4,009, $3,983 and $3,993 in 2004, 2003 and 2002, respectively.

Goodwill and other Intangible Assets

The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, beginning on January 1, 2002. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment annually. Impairment occurs when the fair value of the asset is less than its carrying amount. If impaired, the asset’s carrying value is reduced to its fair value. Identifiable intangible assets with definite lives are amortized over their estimated useful lives and tested for impairment as events or changes in circumstances indicate the carrying amount of the asset may be impaired. Impairment occurs when the carrying value is not recoverable and the fair value of the asset is less than the carrying value.

The Company has not amortized goodwill for any period presented. Accordingly, there are no differences between reported net loss and loss per share related to goodwill amortization.

Other Assets.

Other assets include long-term inventory, patents, intellectual property, deferred financing costs and capitalized software development costs. The Company capitalizes the external and in-house legal costs and filing fees associated with obtaining patents on its new discoveries and amortizes these costs using the straight-line method over the shorter of the legal life of the patent or its

TRANSGENOMIC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands except per share data)

economic life, generally 17 years, beginning on the date the patent is issued. The Company capitalized software development costs for products offered for sale in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. This Standard allows for the capitalization of certain development costs once a software product has reached technological feasibility. Development costs capitalized totaled $0 in 2004 and 2003 and $1,127 in 2002.

Stock Based Compensation.

The Company accounts for its employee stock option grants under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, which utilizes the intrinsic value method. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company’s common stock at the date of grant over the stock option exercise price. Stock option grants to non-employees are accounted for using the fair value method of accounting in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, using the Black-Scholes model.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

	2004	2003	2002
Net Loss:
As reported	$(34,372)	$(22,958)	$(21,365)
Pro forma	$(35,432)	$(24,794)	(23,274)
Basic and diluted loss per share:
As reported	(1.19)	(0.94)	(0.91)
Pro forma	(1.22)	(1.01)	(0.99)

Income Taxes.

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities at each balance sheet date using tax rates expected to be in effect in the year the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent that it is unlikely they will be realized.

Revenue Recognition.

Revenue on the sales of products is recognized in accordance with the terms of the sales arrangement. Such recognition is based on receipt of an unconditional customer order and transfer of title and risk of ownership to the customer, typically upon shipment of the product. Our sales terms do not provide for the right of return unless the product is damaged or defective. Revenues from certain services associated with our analytical instruments, to be performed subsequent to shipment of the products, is deferred and recognized when the services are provided. Such services, mainly limited to installation and training services that are not essential to the functionality of the instruments, typically are performed in a timely manner subsequent to shipment of the instrument. The Company also enters into various service contracts that cover installed WAVE systems. These contracts cover specific time periods and revenue associated with these contracts is deferred and recognized over the service period. At December 31, 2004 and 2003, deferred revenue, mainly associated with the Company’s service contracts, included on the Company’s balance sheet was approximately $1,478 and $1,792 respectively.

Research and Development.

Research and development costs are charged to expense when incurred.

Translation of Foreign Currency.

Financial statements of subsidiaries outside the U.S. are measured using the local currency as the functional currency. The adjustments to translate those amounts into U.S. dollars are accumulated in a separate account in stockholders’ equity and are included in other comprehensive income. Foreign currency transaction gains or losses resulting from changes in currency exchange rates are

TRANSGENOMIC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands except per share data)

included in the determination of net income. Foreign currency transaction adjustments decreased net loss approximately $328 in 2004 and $1,089 in 2003 and 2002.

Comprehensive Income.

Accumulated other comprehensive income at December 31, 2004 and 2003 consisted of foreign currency translation adjustments, net of applicable tax of $0. For all previous periods presented, accumulated other comprehensive income consists of foreign currency translation adjustments and unrealized gains or losses on available for sale investments, net of applicable tax of $0. The Company deems its foreign investments to be permanent in nature and does not provide for taxes on currency translation adjustments arising from converting its investments in a foreign currency to U.S. dollars. There were no reclassification adjustments to be reported in the periods presented.

Fair Value of Financial Instruments.

The carrying amount of the Company’s cash and cash equivalents, receivables, accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments. The Company derives the fair value of its short-term investments based on quoted market prices. The carrying value of long-term debt and the line of credit approximates fair value based upon existing interest rates available to the Company for similar debt.

Earnings Per Share.

Basic earnings per share are calculated based on the weighted-average number of common shares outstanding during each period. Diluted earnings per share include shares issuable upon exercise of outstanding stock options and warrants or conversion of convertible notes, where dilutive. Potentially dilutive securities totaling 13,484,072, 7,671,771 and 5,158,672 in 2004, 2003 and 2002, respectively, have been excluded from the computation of diluted earnings per share as they have an antidilutive effect due to the Company’s net loss.

Recently Issued Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, Share-Based Payment. SFAS No.123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25 and generally requires that such transactions be accounted for using a fair-value-based method. The Company expects to adopt this standard on January 1, 2006. The Company is currently assessing the final impact of this standard on its financial position, results of operations or cash flows. This assessment includes evaluating option valuation methodologies and assumptions as well as potential changes to compensation strategies.

On November 24, 2004, the FASB issued SFAS No. 151, Inventory Costs – an amendment of ARB No. 43. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be excluded from the cost of inventory and expensed when incurred. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective at the beginning of 2006. The Company is currently assessing the final impact of this standard on its financial position, results of operations or cash flows.

Use of Estimates.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. INVENTORIES

TRANSGENOMIC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands except per share data)

Inventories consisted of the following at December 31:

	Biosystems Operating Segment		Nucleic Acids Operating Segment		Total
	2004	2003	2004	2003	2004	2003
Finished goods	$2,637	$2,875	$2,380	$2,247	$5,017	$5,122
Raw materials and work in process	780	1,223	2,275	3,851	3,055	5,074
Demonstration inventory	153	388	—	—	153	388

	3,570	4,486	4,655	6,098	8,225	10,584
Less inventory classified as a long-term asset	—	—	2,859	—	2,859	—

Net Inventory	$3,570	$4,486	$1,796	$6,098	$5,366	$10,584

The Nucleic Acids operating segment inventory at December 31, 2004 and 2003 consisted primarily of phosphoramadites and the raw materials to produce phosphoramadites which are used and produced at the Company’s facility in Glasgow, Scotland. As of December 31, 2004, the Company has classified a portion of this inventory as a long-term other asset based on its existing sales forecasts for these products.

The Company periodically evaluates its inventory of chemical building blocks to determine whether they continue to meet quality and other specifications and over what time period such products are expected to be sold. Product that does not meet quality and other specifications can generally be re-worked to enhance purity. Costs to purify such product and related yield losses are expensed as incurred.

C. GOODWILL

At December 31, 2004 and 2003, goodwill by operating segment consist of the following:

	Biosystems Operating Segment	Nucleic Acids Operating Segment	Total
Net balance December 31, 2002	$638	$14,637	$15,275
Goodwill impairment charge	—	(4,772)	(4,772)

Net balance December 31, 2003	638	9,865	10,503
Goodwill impairment charge	—	(9,865)	(9,865)

Net Balance December 31, 2004	$638	$0	$638

The Company recorded charges of $9,865 and $4,772 during 2004 and 2003, respectively, related to the impairment of goodwill associated with the Nucleic Acids operating segment. In each case, the amount of the impairment charge was based, in part, on independent valuations performed by the same unaffiliated valuation firm. The 2003 charge resulted from the Company’s annual impairment test that was performed in the fourth quarter of 2003. The 2004 charge resulted from an interim period impairment test performed during the second quarter of 2004.

The interim period impairment test became necessary after the Company’s Board of Directors directed management during the second quarter of 2004 to explore strategic alternatives for the Nucleic Acids operating segment. This process included significant due diligence by management, third-party advisors and prospective independent buyers and other interested parties. Information obtained through this process indicated that it was more likely than not that the assets associated with the Nucleic Acids operating segment were impaired.

The Company also recorded a charge of $2,100 during the second quarter of 2004 related to the impairment of property and equipment associated with the Nucleic Acids operating segment.

D. OTHER ASSETS

At December 31, 2004 and 2003, finite lived intangible assets and other assets consisted of the following:

TRANSGENOMIC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands except per share data)

	2004			2003
	Cost	Accumulated Reserve	Net Book Value	Cost	Accumulated Reserve	Net Book Value
Capitalized software	$2,132	$1,468	$664	$2,132	$758	$1,374
Intellectual property	765	476	289	765	165	600
Patents	1,071	194	877	1,035	170	865
Deferred Financing Costs	576	183	393	409	—	409
Long Term Inventory	4,797	1,938	2,859	—	—	—
Other	452	147	305	656	183	473

Total	$9,793	$4,406	$5,387	$4,997	$1,276	$3,721

Amortization expense for intangible assets was $1,197, $825 and $150 during 2004, 2003 and 2002, respectively. Amortization expense for intangible assets is expected to be approximately $1,009 in 2005, $342 in 2006, $320 in 2007, $62 in 2008 and $130 in 2009.

E. DEBT

Debt consisted of the following at December 31:

	2004	2003
Credit Line
Gross amount due (2% above prime, due December 2006)	$5,948	$2,992
Debt premium	1,004	—
Debt discount – warrants	(85)	(370)
Debt discount – beneficial conversion premium	(353)	(480)

	$6,514	$2,142

Long-Term Debt
Convertible debt (2% above prime, due February 2007)	$2,550	$—
Debt Premium	474	—
Mortgage debt	—	1,693
Less current portion	(825)	(1,693)

	$2,199	$—

In December 2003, the Company entered into a $7,500 line of credit (the “Credit Line”) with Laurus Master Fund, Ltd. (“Laurus”). The term of the Credit Line is three years carrying an interest rate of 2.0% over the prime rate or a minimum of 6.0% (7.25% at December 31, 2004). Funds available under the Credit Line are determined by a borrowing base equal to 90% of eligible accounts receivable balances plus up to $1,000 related to inventory balances. The Credit Line is secured by most of the Company’s assets. Prior to amendments to the Credit Line discussed below, payment of interest and principal could, under certain circumstances, be made with shares of the Company’s common stock at a fixed conversion price of $2.20 per share. Conversion of this debt to common stock may be made at the election of Laurus or the Company. The Company could elect to convert only if its shares trade at a price exceeding $2.42 per share for ten consecutive trading days, and such conversion is further subject to trading volume limitations and a limitation on the total beneficial ownership by Laurus of the Company’s common stock. Upon entering into the Credit Line, the Company issued warrants to Laurus to acquire 550,000 shares of the Company’s common stock at an exercise price exceeding the average trading price of the Company’s common stock over the ten trading days prior to the date of the warrant. The amount available under the Credit Line at December 31, 2004 and 2003 was $1,552 and $4,508, respectively.

In February 2004, the Company entered into a separate $2,750 convertible note with Laurus (the “Term Note”). The Term Note carries an interest rate of 2.0% over the prime rate or a minimum of 6.0% (7.25% at December 31, 2004) and has a term of 3 years. Prior to amendments to the Term Note discussed below, the principal and interest on the Term Note could be converted into common stock of the Company at a fixed conversion price of $2.61 per share. Upon entering the Term Note, the Company issued warrants to Laurus to acquire 125,000 shares of its common stock. Borrowings under the Term Note were primarily used to retire the mortgage

TRANSGENOMIC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands except per share data)

debt on the Company’s Glasgow facility. Remaining borrowings of approximately $750 were used to complete the build-out of the Glasgow facility, complete the consolidation the Company’s Glasgow operations into the new facility and provide funds for operations.

Certain features of the Credit Line and Term Note (collectively, the “Laurus Loans”) require the Company to separately account for the value of certain amounts related to the warrants issued and the conversion feature of the Laurus Loans. Specifically, Emerging Issues Task Force (“EITF”) No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, requires the Company to separately value the warrants issued and the “beneficial conversion premium” related to the Laurus Loans. Any borrowings under the Credit Line may result in additional beneficial conversion premiums. The values of the warrants and the beneficial conversion premium have been recorded on the balance sheet as a debt discount and an increase to additional paid in capital. The debt discount recorded for these items will be amortized as expense to the income statement over the terms of the Laurus Loans or as the warrants are exercised or the debt is converted into common stock thereby increasing the effective interest rate on the Laurus Loans. In January and February 2004, Laurus exercised its conversion rights on the Credit Line and converted $2,000 of amounts outstanding on the Credit Line into approximately 910,000 shares of common stock of the Company. In connection with this conversion, the Company accelerated the amortization of approximately $480 of the beneficial conversion premium.

In February 2004, Laurus waived the borrowing base limitation on the Credit Line, thereby making the full $7,500 facility available to the Company regardless of the available collateral. On August 31, 2004, Laurus agreed to extend the borrowing base waiver on the Credit Line through March 19, 2005. In addition, Laurus deferred certain payments due under the Term Note and reduced the interest rate on both of the Laurus Loans to 0% for any day the closing sale price of the Company’s common stock is at or above $1.75 per share. In return, the Company lowered the conversion price on each of the Laurus Loans to $1.00 per share and issued a warrant to Laurus covering an additional 400,000 common shares at an exercise price of $1.25 per share. The closing price of the Company’s common stock on August 31, 2004 was $1.20 per share.

The August 31, 2004 Laurus modifications were treated as extinguishments for financial reporting purposes since the change in present value of expected cash flows between the original and modified agreements is greater than 10%. As such, the Company recorded a loss on extinguishment of debt of $2,859 at August 31, 2004 reflecting the difference between (i) the recorded amount of debt, net of related discounts, of $7,427 and (ii) the fair value of the new debt instrument of $10,287 plus the fair value of the new warrants of $111. The difference between the fair value of the new debt of $10,287 and the face value of the debt of $8,572 represents a premium, which will be reflected as a reduction of interest expense over the life of the new debt.

Prospectively, draws on the Credit Line may result in beneficial conversion charges to the extent the price of the Company’s common stock exceeds the conversion price on the day of the draw. Such beneficial charges will be amortized as expense to the income statement during the period the draw remains outstanding or up to the point the debt is converted into common stock thereby increasing the effective interest rate on the Credit Line.

Principal repayments under the Term Note are scheduled as follows: $850 in 2005, $900 in 2006, and $800 in 2007.

Amortization of debt premiums and discounts totaled $1,644 during 2004 and $0 in each 2003 and 2002 and is reflected as interest expense in the accompanying statement of operations.

During 2002, Cruachem Ltd., a wholly owned subsidiary of the Company, entered into a mortgage loan with The Royal Bank of Scotland. The original principal amount of the loan was £1.0 million. Principal and interest were payable in quarterly installments. The loan carried a 15-year term and a fixed annual interest rate of 6.77%. Security for this loan was the Company’s 45,000 square foot manufacturing facility located in Glasgow, Scotland. The loan carried certain financial and non-financial covenants that included a minimum net cash flow requirement. The net book value of the facility was approximately $2,000 at December 31, 2003. During February 2004, the Company repaid the principal balance of the mortgage loan and therefore, the Company included the entire outstanding principal balance of this loan at December 31, 2003 within current liabilities.

F. COMMITMENTS AND CONTINGENCIES

The Company has been named as a defendant in a lawsuit filed in Spain by a prospective distributor who claims that the Company breached a promise to grant the plaintiff a distributorship for certain of the Company’s products in a specific geographic area

TRANSGENOMIC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands except per share data)

in Europe. The plaintiff is seeking monetary relief of approximately $500. The Company believes the lawsuit is without merit and intends to vigorously defend this matter.

The Company is subject to a number of other claims of various amounts, which arise out of the normal course of business. In the opinion of management, the disposition of all claims currently pending will not have a material adverse effect on the Company’s financial position, results of operations or cash flows, after considering amounts already reflected in the consolidated financial statements.

The Company leases certain equipment, vehicles and operating facilities. The Company’s leases related to its operating facilities currently expire on various dates through 2010. At December 31, 2004, the future minimum lease payments required under non-cancellable lease provisions are approximately $1,958 in 2005, $1,382 in 2006, $486 in 2007, $187 in 2008, $191 in 2009, and $181 in 2010. Rent expense related to all operating leases for the years ended December 31, 2004, 2003 and 2002 was approximately $2,007, $2,487 and $2,266, respectively.

At December 31, 2004, the Company had firm commitments totaling $798 to a vendor to purchase components used in WAVE Systems.

G. INCOME TAXES

Loss before income taxes consists of the following:

	Years ended December 31,
	2004	2003	2002
United States	$(30,467)	$(19,809)	$(19,640)
International	(3,999)	(3,084)	(1,620)

	$(34,466)	$(22,893)	$(21,260)

The Company’s provision for income taxes for the years ended December 31, 2004, 2003 and 2002 differs from the amounts determined by applying the statutory Federal income tax rate to loss before income taxes for the following reasons:

	2004	2003	2002
Benefit at Federal Rate	$(11,718)	$(7,784)	$(7,228)
Increase (decrease) resulting from:
State income taxes—net of federal benefit	(595)	(485)	(518)
Foreign subsidiary tax rate difference	493	427	224
Research and development tax credit	(141)	(250)	(188)
Impairment charges	3,569	—	—
Other—net	78	82	137
Valuation allowance	8,220	8,075	7,678

Total income tax expense (benefit)	$(94)	$65	$105

The Company’s deferred income tax asset at December 31, 2004 and 2003 is comprised of the following temporary differences:

	2004	2003
Net operating loss carryforward	$35,587	$29,292
Research and development credit carryforwards	1,328	1,188
Deferred revenue	708	400
Accrued vacation	81	134
Other	583	(422)

	38,287	30,592
Less valuation allowance	(38,287)	(30,592)

	$—	$—

TRANSGENOMIC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands except per share data)

At December 31, 2004, the Company had total used federal tax net operating loss carryforwards of $91,474 of which $1,770 expire in 2008, $3,698 expire in 2009, $2,970 expire in 2010, $943 expire in 2011, $3,425 expire in 2012, $1,838 expire in 2018, $8,182 expire in 2019, $9,662 expire in 2020, $8,228 expire in 2021, $16,862 expire in 2022; $16,173 expire in 2023 and $17,723 expire in 2024. Of these federal net operating loss carryforwards, $11,820 were obtained in the acquisition of Annovis, Inc. and may be subject to certain restrictions. At December 31, 2004, the Company had unused state tax net operating loss carryforwards of approximately $37,619 that expire at various times between 2005 and 2024. At December 31, 2004, the Company had unused research and development credit carryforwards of $1,328 that expire at various times between 2008 and 2024. A valuation allowance has been provided for the remaining deferred tax assets, due to the Company’s cumulative losses in recent years, expected losses in future years and an inability to utilize any additional losses as carrybacks. The Company will continue to assess the recoverability of deferred tax assets and the related valuation allowance. To the extent the Company begins to generate income in future years and it is determined that such valuation allowance is no longer required, the tax benefit of the remaining deferred tax assets will be recognized at such time.

H. EMPLOYEE BENEFIT PLAN

The Company maintains an employee 401(k) retirement savings plan that allows for voluntary contributions into designated investment funds by eligible employees. The Company matches the employees’ contributions at the rate of 50% on the first 6% of contributions. The Company may at the discretion of its Board of Directors, make additional contributions on behalf of the Plan’s participants. Company contributions were approximately $500 for each of the three years ended December 31, 2004.

I. STOCKHOLDERS’ EQUITY

Preferred Stock.

The Company’s Board of Directors is authorized to issue up to 15,000,000 shares of preferred stock in one or more series, from time to time, with such designations, powers, preferences and rights and such qualifications, limitations and restrictions as may be provided in a resolution or resolutions adopted by the Board of Directors. The authority of the Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series thereof: (i) the number of shares; (ii) the dividend rate, whether dividends shall be cumulative and, if so, from which date; (iii) whether shares are to be redeemable and, if so, the terms and amount of any sinking fund providing for the purchase or redemption of such shares; (iv) whether shares shall be convertible and, if so, the terms and provisions thereof; (v) what restrictions are to apply, if any, on the issue or reissue of any additional preferred stock; and (vi) whether shares have voting rights. The preferred stock may be issued with a preference over the common stock as to the payment of dividends. The Company has no current plans to issue any series of preferred stock. Classes of stock such as the preferred stock may be used, in certain circumstances, to create voting impediments on extraordinary corporate transactions or to frustrate persons seeking to effect a merger or otherwise to gain control of the Company. For the foregoing reasons, any preferred stock issued by the Company could have an adverse effect on the rights of the holders of the common stock.

Common Stock.

During 2004, the Company issued 1,134,850 shares of common stock in conjunction with conversions under the Laurus Loans.

Date	Price	Shares Issued	Net Proceeds	Facility	Applied To
January 2004	$2.20	650,000	$1,422	Credit Line	Principal
February 2004	$2.20	259,091	570	Credit Line	Principal
December 2004	$1.00	150,000	146	Term Note	Principal
December 2004	$1.00	75,759	72	Term Note	Interest

		1,134,850	$2,210

In September 2003, the Company issued 1,780,000 shares of its common stock and in November 2003, the Company issued 2,720,000 shares of its common stock in privately-negotiated sales. These shares were sold pursuant to the terms of a Securities Purchase Agreement, dated August 27, 2003. The sale of these shares was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) as a sale not involving a public offering. These shares have been registered for resale under the Securities Act. The net proceeds to the Company, after payment of transaction fees and other expenses of the offering, were approximately $4,202.

TRANSGENOMIC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands except per share data)

In May 2001, Company shareholders approved the adoption of the Transgenomic, Inc. 2001 Employee Stock Purchase Plan that was subsequently implemented in November 2001. Substantially all of the Company’s U.S. employees are eligible to participate in the Plan. Eligible employees authorize payroll deductions to be made for the purchase of shares. Such deductions are accumulated during a defined participation period at the end of which each participant is deemed to have been granted an option to purchase shares of stock from the Company at 85% of the fair market value of the Company stock as measured by the closing price of the stock on either the first or last business day of the participation period, whichever is lower. The number of shares purchased under the option is based upon the participants elected withholding amount. At the end of the participation period such option is automatically exercised. This plan is structured to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended. During 2004, 2003 and 2002 there were 76,902, 107,077 and 56,842 shares issued under this plan, respectively.

Common Stock Warrants.

The following is a summary of the 1,159,421 common stock warrants outstanding at December 31, 2004. No warrants expired or were exercised during 2004.

Warrant Holder	Issue Year	Expiration Year	Underlying Shares	Exercise Price
Laurus Master Fund, Ltd. (1)	2003	2010	200,000	$2.25
Laurus Master Fund, Ltd. (1)	2003	2010	200,000	$2.44
Laurus Master Fund, Ltd. (1)	2003	2010	150,000	$2.32
Laurus Master Fund, Ltd. (1)	2004	2011	125,000	$3.11
Laurus Master Fund, Ltd. (1)	2004	2011	400,000	$1.25
TN Capital Equities, Ltd. (1)	2003	2008	45,918	$2.94
TN Capital Equities, Ltd. (1)	2004	2009	15,566	$3.18
GE Capital (2)	2002	2007	13,762	$3.27
GE Capital (2)	2003	2008	9,175	$3.27

(1)	These warrants were issued in conjunction with the Laurus Loans and subsequent modifications. Refer to Note E.
(2)	These warrants were issued in conjunction with operating leases with GE Capital. While the leases have since been terminated, the warrants are still outstanding.

J. STOCK OPTIONS

The Company’s 1997 Stock Option Plan, as amended (the “Stock Option Plan”), allows the Company to grant both incentive stock options and nonqualified stock options to acquire shares of the Company’s common stock to employees and directors of the Company and to nonemployee advisors. Either incentive or non-qualified stock options may be granted to employees of the Company, but only nonqualified stock options may be granted to nonemployee directors and advisors. The maximum number of shares for which options may be granted under the Stock Option Plan is 7,000,000. The Stock Option Plan is administered by the Compensation Committee of the Board of Directors (the “Committee”) which has the authority to set the number, exercise price, term and vesting provisions of the options granted under the Stock Option Plan, subject to the terms thereof. The options must be granted at exercise prices not less than the fair market value of the common stock on the date of the grant. Generally, the stock options vest at a rate of either 20% per year over a five-year period or 33 1/3% per year over a three-year period and expire 10 years after the date the option was granted. If the option holder ceases to be employed by the Company, the Company will have the right to terminate any outstanding but unexercised options.

The following table summarizes activity under the Stock Option Plan during the three years ended December 31, 2004:

	Number of Options	Weighted Average Exercise Price
Balance at January 1, 2002	5,133,831	6.90
Granted	632,000	5.09
Exercised	(81,900)	5.01
Forfeited	(539,021)	7.69

Balance at December 31, 2002:	5,144,910	6.62
Granted	1,282,000	1.64
Exercised	—	—
Forfeited	(733,994)	7.25

Balance at December 31, 2003:	5,692,916	6.62

Granted	360,000	1.70
Exercised	—	—
Forfeited	(964,879)	5.24

Balance at December 31, 2004:	5,088,037	$5.09

Exercisable at December 31, 2004	4,214,214	$5.55

TRANSGENOMIC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands except per share data)

The weighted average fair value per share of options granted in 2004, 2003 and 2002 was $0.40, $0.93 and $2.92, respectively.

The Company has elected to follow the measurement provisions of APB No. 25, under which no recognition of expense is required in accounting for stock options granted to employees for which the exercise price equals or exceeds the deemed fair market value of the stock at the grant date. In those cases where options have been granted with an exercise price below the deemed fair market value, the Company recognizes compensation expense using the straight-line method over the vesting periods of the individual stock options.

Stock-based compensation expense recorded by the Company represents amortization of unearned compensation related to options granted to employees with an exercise price less than the deemed fair market value at the date of grant and options granted to non-employees. During 2004, 2003 and 2002, the Company recorded compensation expense of $0, $93 and $131, respectively. The expense amounts were calculated using the Black-Scholes option pricing model with the following assumptions: no common stock dividends, risk-free interest rates ranging from 3.10% to 6.53%; volatility ranging from 35% to 85%; and an expected option life of 1 to 7.5 years.

The following table summarizes information about options outstanding as of December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
		(in years)
$ 1.00—$ 1.30	408,335	6.8	$1.30	155,011	$1.30
$ 1.31—$ 2.60	1,009,167	7.9	$1.89	551,850	$1.90
$ 2.61—$ 3.90	50,002	5.5	$2.90	38,336	$2.90
$ 3.91—$ 5.20	2,142,200	3.0	$5.00	2,142,200	$5.00
$ 5.21—$ 6.50	768,182	6.1	$6.16	692,633	$6.15
$ 6.51—$ 9.10	10,000	6.4	$9.00	10,000	$9.00
$ 9.11—$10.40	396,420	5.6	$9.88	358,253	$9.88
$10.41—$13.00	303,731	5.2	$12.80	265,931	$12.81

	5,088,037	5.1	$5.09	4,214,214	$5.55

K. OPERATING SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in two reportable segments, BioSystems and Nucleic Acids. Operations for these segments are evaluated based upon specific identification of revenues and expenses associated with the business activities resulting in a segment operating income. Expenses that cannot be directly identified to an operating activity or are considered corporate overhead are not allocated to the segments in arriving at operating income for the segment. Generally, decisions regarding asset allocation, financing, taxes or other items impacting the Company’s Balance Sheet are made at the corporate level and, accordingly, operating segment Balance Sheet information is not typically reviewed by operating decision makers.

TRANSGENOMIC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands except per share data)

The BioSystems operating segment generates revenue from the sale of automated instrument systems and associated consumable products and services. This segments products are based upon two of the Company’s three core competencies, separations chemistries and enzymology. Specifically, this segment’s main products are the WAVE system, related bioconsumables and research services.

The Nucleic Acids operating segment generates revenue from the sale of products and services based upon all three of the Company’s core competencies, nucleic acid chemistries, separations chemistries and enzymology. Specifically, this segments main products are nucleic acid building blocks or “phosphoramidites”, fluorescent markers, dyes and associated reagents and novel chemistry and process development services.

The following is information for net sales and operating income by segment.

	2004	2003	2002
Net Sales
BioSystems	$25,243	$26,044	$24,235
Nucleic Acids	8,546	7,822	13,319

Total	$33,789	$33,866	$37,554

Loss from operations
BioSystems	$(2,294)	$(2,786)	$(9,417)
Nucleic Acids	(17,623)	(12,440)	(1,004)
Corporate	(9,143)	(7,362)	(11,276)

Total	$(29,060)	$(22,588)	$(21,697)

During 2004, sales to Geron Corporation totaled $4,151 and represented 49% of net sales within our Nucleic Acids operating segment and 12% of total consolidated net sales. During 2003 and 2002 no single customer accounted for more than 10% of operating segment or consolidated net sales.

The following is information for fixed assets and fixed asset additions by segment. Fixed assets are tracked by location and department and thus can be identified to operating segments even though specific segment Balance Sheets are not produced.

	2004	2003
Fixed Assets
BioSystems	$2,695	$3,412
Nucleic Acids	10,150	13,991
Corporate	680	1,301

Total	$13,525	$18,704

Fixed Asset Additions
BioSystems	$901	$1,000
Nucleic Acids	848	5,393
Corporate	9	20

Total	$1,758	$6,413

The following is supplemental information for net sales by geographic area.

	2004	2003	2002
Sales by Geographic Area:
United States	$13,580	$12,251	$16,805
Europe	15,392	15,955	16,011
Pacific Rim	2,794	3,335	4,129
Other	2,023	2,325	609

Total	$33,789	$33,866	$37,554

Long-lived assets by geographic area as of December 31 are as follows:

	2004	2003
United States	$7,754	$20,935
Europe	7,564	9,705
Pacific Rim	11	32

Total	$15,329	$30,672

TRANSGENOMIC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands except per share data)

L. QUARTERLY RESULTS (UNAUDITED)

The following table contains selected unaudited consolidated statements of operations data for each quarter for fiscal years 2004 and 2003.

	2004
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Net Sales	$8,629	$9,011	$8,194	$7,955	$33,789
Gross Profit	$2,861	$3,153	$1,337	$1,842	$9,193
Net loss	$(3,859)	$(15,132)	$(8,442)	$(6,939)	$(34,372)
Basic & Diluted Loss Per Share	$(0.13)	$(0.52)	$(0.29)	$(0.24)	$(1.19)
Basic and Diluted Weighted Average Shares Outstanding	28,728	29,053	29,078	29,338	29,006

	2003
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Net Sales	$9,505	$8,481	$7,537	$8,343	$33,866
Gross Profit	$3,691	$2,556	$775	$2,529	$9,551
Net loss	$(3,596)	$(4,670)	$(6,097)	$(8,595)	$(22,958)
Basic & Diluted Loss Per Share	$(0.15)	$(0.20)	$(0.25)	$(0.32)	$(0.94)
Basic and Diluted Weighted Average Shares Outstanding	23,519	23,540	24,177	26,723	24,484

Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly per share losses may not equal the annual loss per share.

M. SALE OF SPECIALTY OLIGONUCLEOTIDE MANUFACTURING FACILITY

On November 11, 2004, the Company sold the assets associated with its specialty oligonucleotides manufacturing facility in Boulder, Colorado to a subsidiary of Eyetech Pharmaceuticals, Inc. (“Eyetech”). The sale price was $3,000 in cash plus the assumption of the lease on the Boulder facility and of certain equipment leases with a gross value of $2,377. Substantially all of the 27 employees at the Boulder facility became Eyetech employees. Net proceeds from the sale (after transaction expenses and fees paid to our investment advisors) equaled approximately $2,700. In conjunction with this transaction, we recorded a gain on sale of $1,466 in the fourth quarter of 2004.

N. RESTRUCTURING PLANS

On November 13, 2004, the Company’s Board of Directors approved a restructuring plan designed to refocus on the BioSystems operating segment and to better align the Company’s cost structure with anticipated revenues. The plan (which is incremental to the sale of the specialty oligonucleotide manufacturing facility in Boulder, Colorado facility) included a workforce reduction of approximately 60 positions and the closure of two domestic research and development facilities associated with our Nucleic Acids operating segment and two European field offices. Additionally, the Company eliminated approximately 10 positions at its chemical building blocks manufacturing facility in Glasgow, Scotland. In conjunction with these changes, the Company incurred a charge of $3,570 during the quarter ending December 31, 2004 consisting of severance benefits of $1,406, future rents on closed facilities (net of projected sublease rents) of $1,241, the write-off property and equipment specifically attributable to closed facilities of $740 and other costs of $183. The Company had accrued expenses associated with this restructuring plan of $1,909 at December 31, 2004 of which $1,486 is expected to be paid 2005 and $423 in 2006.

TRANSGENOMIC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands except per share data)

During the fourth quarter of 2002 management formulated and executed a significant portion of a restructuring plan. The plan was developed to reduce expenses thereby better aligning the Company’s expense structure with current business prospects. The plan included employee terminations, office closures, termination of collaborations and write-offs of abandoned intellectual property. Specifically, in the fourth quarter of 2002 the Company notified approximately 60 employees of their termination, notified landlords of our intent to close four facilities and reduce our space commitment under lease at two other facilities, terminated certain consulting and collaboration agreements and abandoned certain patents. As a result of the plan $3,282 in restructuring charges were recorded and are included in operating expenses. These charges consisted of approximately $775 of employee severance costs, $1,200 in office closure related costs, $400 of collaboration and other agreement termination charges and $900 in write-offs of abandoned intellectual property. Approximately 45% of the total charges were for non-cash items. Additional restructuring charges totaling $741 were incurred in the first half of 2003. The Company had accrued expenses associated with these restructuring activities of $0 at December 31, 2004 and $227 at December 31, 2003.

O. SUBSEQUENT EVENTS

On March 18, 2005, Laurus agreed to further extend the borrowing base waiver on the Credit Line until March 31, 2006. In connection with this waiver, the Company agreed to allow Laurus to convert $1,872 of the outstanding principal balance under the Credit Line into 3,600,000 shares of its common stock. In addition, on March 24, 2005 the Company agreed to allow Laurus to convert $650 of the outstanding principal balance of the Term Note into 1,250,000 shares of common stock. As a result, the Company increased the amount available under the Credit Line by $1,872 and eliminated substantially all remaining 2005 scheduled principal payments on the Term Loan.

P. RESTATEMENT OF STATEMENTS OF CONSOLIDATED CASH FLOWS

Subsequent to the issuance of the Company’s financial statements for the year ended December 31, 2004, the Company’s management determined that it had incorrectly included the amortization of software development costs within net cash flows from investing activities rather than within net cash flows from operating activities. The Company’s management also determined that restricted common stock accepted as payment for goods and services from one of the Company’s customers and subsequently sold was incorrectly classified within the consolidated statements of cash flows. It is the Company’s policy to account for restricted common stock received in settlement of a customer’s accounts receivable as available for sale securities. The sale of such securities should be reflected in the consolidated statements of cash flows as an investing activity. Available for sale securities acquired for goods and services should be reflected as non-cash transactions.

As a result, the Company’s consolidated statements of cash flows for the fiscal years ended December 31, 2004 and 2003 have been restated from the amounts previously reported to correct these errors. This restatement had no impact on the statements of consolidated cash flows for the fiscal year ended December 31, 2002. In addition, this restatement had no impact on the Company’s consolidated balance sheets or consolidated statements of operations. The impact of this restatement on the consolidated statements of cash flows is as follows: (dollars in thousands):

	2004 As Previously Reported	2004 As Restated	2003 As Previously Reported	2003 As Restated
Depreciation and amortization	$4,009	$4,625	$3,981	$4,597
Trading securities acquired in settlement of accounts receivable	(4,397)	—	(1,843)	—
Proceeds from sales of trading securities	4,269	—	1,907	1,519
Purchase of trading securities	—	—	—	(1,566)
Accounts receivable	1,063	(3,334)	619	342
Net cash flows from operating activities	(9,101)	(12,754)	(13,245)	(13,017)

Proceeds from the maturities and sale of available for sale securities	—	4,269	3,612	4,000
Change in other assets	1,138	522	73	(543)
Net cash flows from investing activities	2,380	6,033	(2,719)	(2,947)

TRANSGENOMIC INC. AND SUBSIDIARIES

25,015,383 Shares

TRANSGENOMIC, INC.

COMMON STOCK

PROSPECTUS

December 12, 2005